AutoZone®

Creating Customers for Life

2013 Annual Report


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Notice of Annual Meeting of Stockholders and Proxy Statement



Corporate Profile

AutoZone is the leading retailer and a leading distributor of automotive replacement parts and accessories in North America.

Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories, and non-automotive products. Many stores also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations, and public sector accounts.

AutoZone also sells the ALLDATA brand diagnostic and repair software through www.alldata.com. Additionally, we sell automotive hard parts, maintenance items, accessories, and non-automotive products through www.autozone.com, and accessories and performance parts through www.autoanything.com, and our commercial customers can make purchases through www.autozonepro.com. AutoZone does not derive revenue from automotive repair or installation.

- 5,201 stores (4,836 in 49 states, the District of Columbia and Puerto Rico in the U.S., 362 stores in Mexico, and three stores in Brazil)
- 3,421 domestic Commercial programs
- 9 Distribution centers (8 in the United States and 1 in México)
- More than 71,000+ AutoZoners

Selected Financial Highlights

(Dollars in millions, except per share data)	2009	2010	2011	2012	**2013***
Net Sales	$6,817	$7,363	$8,073	$8,604	**$9,148**
Operating Profit	$1,176	$1,319	$1,495	$1,629	**$1,773**
Diluted Earnings per Share	$11.73	$14.97	$19.47	$23.48	**$27.79**
After-Tax Return on Invested Capital	24.4 %	27.6 %	31.3 %	33.0 %	**32.7 %**
Domestic Same Store Sales Growth	4.4 %	5.4 %	6.4 %	3.9 %	**0.0 %**
Operating Margin	17.3 %	17.9 %	18.5 %	18.9 %	**19.4 %**
Cash Flow from Operations	$924	$1,196	$1,292	$1,224	**$1,415**

*2013 includes a 53rd week

AutoZone

AutoZone's Pledge, est. 1986

AutoZoners always put customers first!
We know our parts and products.
Our stores look great!
We've got the best merchandise at the right price.

Dear Customers, AutoZoners and Stockholders,

AutoZone Creating Customers for Life

On behalf of our more than 71,000 AutoZoners, I am honored to update you on our progress during fiscal 2013 and to review our opportunities for 2014 and beyond. As I reflect on our business and our progress, I'm reminded of the expansion of our business across many fronts. Our U.S. Retail business remains our number one priority and we continue to expand our footprint annually by approximately three percent. Our Commercial business represents a tremendous growth opportunity that we are aggressively pursuing. In fiscal 2013, we opened 368 new programs and we have opened 997 new programs in just the last three years. We ended the fiscal year with 71% of our domestic stores operating the Commercial program and we continue to see significant opportunities for further program expansion and growth in existing programs. On the international front, we opened 41 additional stores in Mexico and now have 362 total locations. We also opened our first three stores in Brazil. ALLDATA now has over 80,000 customers, and we began selling our product offerings in Europe. Fiscal 2013 also saw our first significant acquisition this century, when we completed the acquisition of AutoAnything, Inc. AutoAnything is one of America's largest and fastest growing online retailers of specialized automotive products. We knew AutoAnything was a perfect fit for AutoZone when we learned its guiding business philosophy mirrored ours – "always do what is in the best interest of the customer".

Since our inception in 1979, the key operating principles identified by our founders have continuously guided us. Those principles include clean, well-lit, well-merchandised stores with AutoZoners who provide exceptional service and trustworthy advice. The last part about AutoZoners continues to be our key point of differentiation, and that is why we are so fanatical about our culture. Our culture, where we dress alike, routinely and enthusiastically perform our Cheer and Pledge, recognize contributions, large or small, of fellow AutoZoners and put our customers first in everything we do, is our secret weapon!

This year marked another exceptional year for earnings growth. Fiscal 2013 included an extra week (the 53rd week), so for comparability purposes, I have excluded that week from these comparisons. In fiscal 2013, Net Income grew 6.7% on top of 9.6% the year prior, while Earnings per Share grew 15.6% on top of 20.6% last year. This marked our seventh consecutive year where earnings per share in each quarter grew in excess of 10%; that's 28 consecutive quarters of double digit growth in Earnings per Share. While our earnings continued to be quite strong, our sales performance, up only 4.3% on a 52 week basis, did not meet our expectations or aspirations. Arguably a more difficult environment challenged our sales results this past year, but we can't control macro influences and, over time, they even out. What we can control are our actions and that's where our emphasis and focus must be. We are the industry leader and we must act accordingly.

Upon reflection, when we encountered the softening sales environment, we didn't move fast enough to find additional opportunities to improve our sales growth. In the middle of the year, we changed course. Specifically, we began reassessing inventory availability across all areas of our network. While we have always added inventory on a systematic basis, late in the year we became much more aggressive in testing a wide variety of concepts to significantly improve local store and local market inventory availability. Many of these tests are still in the early stages. We have completed one test that improves the algorithms used to determine store SKU placements. We are in the process of implementing this new logic by category, and it will take about a year to complete. It has been our long-standing philosophy that we need to generate new ideas, test them and once proven, implement them. Some tests will fail. If we aren't trying concepts that fail; we aren't trying enough new ideas. We are excited about these opportunities as we know superior inventory availability is a requirement in this business. We are also excited about some material enhancements to our electronic parts catalog, Z-net, which are currently being implemented. Z-Net, in our opinion, is the industry leading sales tool. And with these enhancements, it will improve the ease of access to the wealth of content in our catalog, will help facilitate a comprehensive discussion with our customers, and will streamline every transaction allowing us to serve our customers faster. At the beginning of fiscal 2013, we recommitted ourselves to leveraging information technology at an accelerated rate and this is the first, but not the last, of those efforts.


Duralast
FLYWHEEL
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Duralast
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AUTOMATIC TRANSMISSION FILTER

Summary of 2013 Results

Regarding 2013, we had many successes. We exceeded $9.1 billion in sales, up 6.3% over fiscal year 2012, and we delivered $27.79 in earnings per share, up 18.3% over 2012. Excluding the 53rd week, sales were up 4.3% and earnings per share of $27.15 increased 15.6%. We also:

- Expanded our domestic store base by a net 151 stores, ending with 4,836 stores
- Opened 368 new commercial programs ending the year with the program in 71% of our domestic store base
- Increased our presence in Mexico by 41 stores ending with 362 stores
- Opened our first three stores in Brazil
- Began selling the ALLDATA Repair product in Europe
- Acquired AutoAnything – our first significant acquisition this century
- Enhanced and significantly grew our on-line offerings at autozone.com and autozonepro.com
- Relocated or expanded 32 Hub stores and improved the product offerings
- Grew Operating Profit dollars 8.9% (6.4% on a 52 week basis)
- Continued our industry leading Return On Invested Capital (ROIC) reporting 32.7% for fiscal 2013
- Generated over $1 billion of Operating Cash Flow for the fourth consecutive year
- Repurchased more than $1.3 billion in AutoZone stock for the third straight year

These industry leading results were again driven by our AutoZoners' continued dedication to delivering trustworthy advice and exceptional customer service. Their dedication and passion for our culture of putting our customers first is the reason for these milestones.

Why we are looking forward to 2014

U.S. Retail

We are the country's largest retailer of automotive aftermarket products with more than 4,800 stores across the United States. As the economy and this sector of our industry continued to be challenged in 2013, we focused on the following initiatives: (1) Great People Providing Great Service; (2) Leveraging the Internet; (3) Hub Store Improvements; and (4) Leveraging Technology.

We have dedicated significant resources to training our AutoZoners on customer service and our culture, and our AutoZoners continue to do a great job of delivering Trustworthy Advice to our customers. We also intensified our efforts to ensure our AutoZoners' safety. They are our most important asset and we must do everything in our power to keep them safe.

Every day, more and more customers are choosing to interact with us through the Internet. They are coming to our websites for typical information on store locations, parts availability and pricing. They are also coming for the vast amount of content we have available to them to help them solve their problems and maintain their vehicles. Our objective is to meet them wherever and however they desire to interact with us. We want our customers to have a seamless and consistent on-line and off-line experience with us. This year, in order to accelerate our expansion in this area, we acquired AutoAnything. AutoAnything is an on-line retailer of performance parts, products, and accessories. This acquisition has allowed us to further penetrate this sector of the industry and it adds a team with tremendous knowledge of e-commerce. We believe the combination of our two talented teams' experiences and product offerings gives us the opportunity to accelerate our pace of growth with these important and growing customer segments.

Our Hub stores, which carry approximately double the hard parts assortments found in our typical stores, function as additional distribution nodes in the local markets to provide same day access to harder to find parts. During fiscal 2013, we expanded or relocated 32 Hub stores, opened an additional six and finished the year with 155. In one of our inventory availability tests, we are testing significantly increasing the assortments available in these locations.

Leveraging technology was a new initiative for 2013. We have a long and strong heritage of leveraging technological enhancements to provide solutions to our customers. In 2013, we determined we needed to intensify our focus on this area so we reset our expectations on technology investment. We are just beginning to see the first system enhancements but we are excited about the impact they will have on our performance.

We believe the work we completed on all of these initiatives last year positions us well as we enter 2014.

U.S. Commercial

In fiscal 2013, our Commercial sales grew by 12.6% (10.4% on a 52 week basis) ending the year at $1.459 billion. This is a highly fragmented sector of our industry and we see tremendous opportunities to increase our market share. We have been aggressively investing in this sector for the last several years and, as a result of those investments and a tremendous amount of hard work by our team, our sales have more than doubled since 2010. In just the past three years alone, we have added 997 new commercial programs and we now have the program in 71% of our domestic stores. We have ample opportunities for continued growth as we continue to leverage our culture and knowledgeable AutoZoners, increase and further develop our world class sales force and enhance our parts availability, all designed to make us our professional customers' Trusted Partner.

International

This year marked our first foray into expansion outside of North America when we opened our first stores in Brazil. We opened our first stores in Mexico in 1998 and today have 362 stores across all 31 Mexican states and the Federal District. Our business model has worked very well in Mexico and our expectations are to continue to grow our store count at a similar pace for the foreseeable future. Based on our success in Mexico, we have decided to open 10-15 stores in Brazil to evaluate the Brazilian customers' receptivity to our stores and to assess our financial performance. We will open these stores over the next couple of years, and then pause development while we refine our offerings and operations to meet the unique needs of this market. Once we have proven that our offering is successful, we will then determine our long-term growth plans in this large and growing market.

Digital Integration

For the last few years, our fourth strategic growth priority has been ALLDATA. As we assessed the ever-changing landscape in our industry, we determined that we should broaden our thinking. Therefore, for 2014, we have renamed this strategic priority "Digital Integration" which is designed to encompass and leverage all of our digital assets. Today, we have a wealth of data, content and customer relationships from ALLDATA, autozone.com, autozonepro.com and AutoAnything. It is important and imperative that we "combine forces" and look at our customers and opportunities on a more holistic basis. We are in the very early stages of initiating this change and we have tremendous work ahead of us, but this promises to be an important and significant change in our thinking that has the opportunity to significantly deepen our relationships with our customers.

Our Future

Our operating theme for 2014 is "Creating Customers for Life." Simply put, we want to make each shopping experience as memorable as possible for our customers to ensure they return again and again. We understand our customers have choices. Every customer interaction is an opportunity to exceed their expectations and we must capitalize on those opportunities. In today's environment, our customers want to interact with us in a variety of ways; in store, over the phone, via the internet or on their mobile device. We are committed to meeting our customers where they want to meet us which means we have to flawlessly integrate our in-store and online shopping experiences. We made very good progress in this area in 2013 but we still have substantial opportunities for improvement. Our success on building this foundation will create, we believe, a competitive advantage for the future.

For fiscal 2014, our key priorities are: (1) Great People Providing Great Service; (2) Commercial Growth; (3) Leveraging the Internet; (4) Leveraging Information Technology; and (5) Improving Inventory Availability. Our key priorities don't change significantly from year to year. They are more about evolution than revolution but they must lead to meaningful improvements. Focusing the organization on a few select significant opportunities allows us to quickly capitalize on them.

We have a terrific business model that has stood the test of time but it has evolved significantly over the years. We must continue to evolve to embrace the changes in our customers' shopping habits, to adapt to the ever-changing competitive environment and to embrace changes in vehicle technology. We have consistently met those challenges and we remain committed to meeting the wants, needs and desires of our customers.

As we think about the future, we intend to continue to grow new store square footage at an annual rate of approximately four percent and we expect to grow our Commercial business at an accelerated rate. Therefore, we look to routinely grow EBIT dollars in the low to mid-single digit range, or better in times of strength. And, we will continue to leverage our historically strong cash flows to repurchase shares, enhancing our earnings per share into double digits. This approach has been quite successful for an extended period of time. Our Return on Investment Capital, at 32.7%, is one of the best, if not "the best" in hardlines retailing. We have been and will continue to be good stewards of capital as we understand the capital we deploy is your capital.

This year, we added three new members to our Board of Directors: Doug Brooks, Chairman of the Board of Brinker International; Linda Goodspeed, Senior Vice President and Chief Information Officer of ServiceMaster; and Bryan Jordan, Chairman of the Board, President and Chief Executive Officer of First Horizon National Corporation. These terrific new directors bring a wealth and diverse set of experiences to our Board and their talents, combined with the talents of our existing members, further strengthens our Board. We welcome Doug, Linda and Bryan to the AutoZone team.

Lastly, I again want to thank our AutoZoners for their exceptional efforts in 2013. But, I would remind everyone that in order to succeed in the future, we will have to work even harder than we have in the past. Last year is behind us. We are excited about our opportunities in 2014 and believe we can again deliver solid results. However, it is never easy. We must remain committed to meeting and exceeding our customers' expectations. I would also like to thank our vendors for their ongoing commitment to our collective success. Finally, I would like to thank our stockholders for the confidence you have in us by your decision to invest in our company. We remain committed to managing your capital wisely, achieving an appropriate return on all incremental capital projects and returning excess cash flow through an orderly share repurchase program.

We have an incredible heritage of customer service. While we have performed very well throughout our company's history, I continue to believe our best days are ahead. Thank you for staying in the Zone with us for all these years.

We look forward to updating you on our continued success well into the future.

Sincerely,

Bill Rhodes

Bill Rhodes
Chairman, President and CEO
Customer Satisfaction

AutoZone

Notice of annual meeting of stockholders and proxy statement

Proxy

AUTOZONE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
DECEMBER 18, 2013

What: Annual Meeting of Stockholders

When: December 18, 2013, 8:00 a.m. Central Standard Time

Where: J. R. Hyde III Store Support Center
123 South Front Street
Memphis, Tennessee

Stockholders will vote regarding:

- Election of eleven directors
- Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2014 fiscal year
- Advisory vote on executive compensation
- The transaction of other business that may be properly brought before the meeting

Record Date: Stockholders of record as of October 21, 2013, may vote at the meeting.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 28, 2013

We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective and reliable alternatives to returning your proxy card by mail.

Proxy

TABLE OF CONTENTS

	Page
The Meeting	1
About this Proxy Statement	1
Information about Voting	1
Corporate Governance Matters	3
Independence	3
Board Leadership Structure	4
Board Risk Oversight	5
Corporate Governance Documents	6
Meetings and Attendance	6
Committees of the Board	6
Audit Committee	6
Audit Committee Report	7
Compensation Committee	8
Nominating and Corporate Governance Committee	9
Director Nomination Process	9
Procedure for Communication with the Board of Directors	10
Compensation of Directors	11
Other Information	13
Security Ownership of Management and Board of Directors	13
Security Ownership of Certain Beneficial Owners	14
The Proposals	14
PROPOSAL 1 — Election of Directors	14
Nominees	15
PROPOSAL 2 — Ratification of Independent Registered Public Accounting Firm	18
PROPOSAL 3 — Advisory Proposal on Executive Compensation	19
Other Matters	20
Executive Compensation	20
Compensation Discussion and Analysis	20
Compensation Committee Report	31
Compensation Committee Interlocks and Insider Participation	31
Compensation Program Risk Assessment	31
Summary Compensation Table	33
Grants of Plan-Based Awards	35
Outstanding Equity Awards at Fiscal Year-End	38
Option Exercises and Stock Vested	40
Pension Benefits	40
Nonqualified Deferred Compensation	42
Potential Payments upon Termination or Change in Control	43
Related Party Transactions	47
Equity Compensation Plans	48
Section 16(a) Beneficial Ownership Reporting Compliance	49
Stockholder Proposals for 2014 Annual Meeting	49
Annual Report	49

AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

Proxy Statement for Annual Meeting of Stockholders December 18, 2013

The Meeting

The Annual Meeting of Stockholders of AutoZone, Inc. will be held at AutoZone's offices, the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee, at 8:00 a.m. CST on December 18, 2013.

About this Proxy Statement

Our Board of Directors has sent you this Proxy Statement to solicit your vote at the Annual Meeting. This Proxy Statement contains important information for you to consider when deciding how to vote on the matters brought before the Meeting. Please read it carefully.

In this Proxy Statement:

- "AutoZone," "we," "us," and "the Company" mean AutoZone, Inc.
- "Annual Meeting" or "Meeting" means the Annual Meeting of Stockholders to be held on December 18, 2013, at 8:00 a.m. CST at the J. R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.
- "Board" means the Board of Directors of AutoZone, Inc.

AutoZone will pay all expenses incurred in this proxy solicitation. We also may make additional solicitations in person, by telephone, facsimile, e-mail, or other forms of communication. Brokers, banks, and others who hold our stock for beneficial owners will be reimbursed by us for their expenses related to forwarding our proxy materials to the beneficial owners.

This Proxy Statement is first being sent or given to security holders on or about October 28, 2013.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON DECEMBER 18, 2013. This Proxy Statement and the annual report to security holders are available at www.autozoneinc.com.

Information about Voting

What matters will be voted on at the Annual Meeting?

At the Annual Meeting, stockholders will be asked to vote on the following proposals:

1. to elect eleven directors;

2. to ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the 2014 fiscal year; and

3. to approve an advisory proposal on executive compensation.

Stockholders also will transact any other business that may be properly brought before the Meeting.

Who is entitled to vote at the Annual Meeting?

The record date for the Annual Meeting is October 21, 2013. Only stockholders of record at the close of business on that date are entitled to attend and vote at the Annual Meeting. The only class of stock that can be voted at the Meeting is our common stock. Each share of common stock is entitled to one vote on all matters that come before the Meeting. At the close of business on the record date, October 21, 2013, we had 34,031,760 shares of common stock outstanding.

How do I vote my shares?

You may vote your shares in person or by proxy:

By Proxy: You can vote by telephone, on the Internet or by mail. *We encourage you to vote by telephone or Internet, both of which are convenient, cost-effective, and reliable alternatives to returning your proxy card by mail.*

1. By Telephone: You may submit your voting instructions by telephone by following the instructions printed on the enclosed proxy card. If you submit your voting instructions by telephone, you do not have to mail in your proxy card.

2. On the Internet: You may vote on the Internet by following the instructions printed on the enclosed proxy card. If you vote on the Internet, you do not have to mail in your proxy card.

3. By Mail: If you properly complete and sign the enclosed proxy card and return it in the enclosed envelope, it will be voted in accordance with your instructions. The enclosed envelope requires no additional postage if mailed in the United States.

In Person: You may attend the Annual Meeting and vote in person. If you are a registered holder of your shares (if you hold your stock in your own name), you need only attend the Meeting. However, if your shares are held in an account by a broker, you will need to present a written consent from your broker permitting you to vote the shares in person at the Annual Meeting.

What if I have shares in the AutoZone Employee Stock Purchase Plan?

If you have shares in an account under the AutoZone Employee Stock Purchase Plan, you have the right to vote the shares in your account. To do this you must grant your proxy by telephone or over the Internet by following the instructions on the proxy card or you must sign and timely return the proxy card you received with this Proxy Statement.

How will my vote be counted?

Your vote for your shares will be cast as you indicate on your proxy card. If you sign your card without indicating how you wish to vote, your shares will be voted FOR our nominees for director, FOR Ernst & Young LLP as independent registered public accounting firm, FOR the advisory proposal on executive compensation, and in the proxies' discretion on any other matter that may properly be brought before the Meeting or any adjournment of the Meeting.

The votes will be tabulated and certified by our transfer agent, Computershare. A representative of Computershare will serve as the inspector of election.

Can I change my vote after I submit my proxy?

Yes, you may revoke your proxy at any time before it is voted at the Meeting by:

- giving written notice to our Secretary that you have revoked the proxy, or
- providing a later-dated proxy.

Any written notice should be sent to the Secretary at 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103.

How many shares must be present to constitute a quorum for the Meeting?

Holders of a majority of the shares of the voting power of the Company's stock must be present in person or by proxy in order for a quorum to be present. If a quorum is not present at the scheduled time of the Annual Meeting, we may adjourn the Meeting, without notice other than announcement at the Meeting, until a quorum is present or represented. Any business which could have been transacted at the Meeting as originally scheduled can be conducted at the adjourned meeting.

Are there any agreements with stockholders concerning the Annual Meeting?

There are no agreements with any stockholders concerning the Annual Meeting.

Corporate Governance Matters

Independence

How many independent directors does AutoZone have?

Our Board of Directors has determined that ten of our current eleven directors are independent: Douglas H. Brooks, Linda A. Goodspeed, Sue E. Gove, Earl G. Graves, Jr., Enderson Guimaraes, J.R. Hyde, III, D. Bryan Jordan, W. Andrew McKenna, George R. Mrkonic, Jr., and Luis P. Nieto, Jr. All of these directors meet the independence standards of our Corporate Governance Principles and the New York Stock Exchange listing standards.

How does AutoZone determine whether a director is independent?

In accordance with AutoZone's Corporate Governance Principles, a director is considered independent if the director:

- has not been employed by AutoZone within the last five years;
- has not been employed by AutoZone's independent auditor in the last five years;
- is not, and is not affiliated with a company that is, an adviser, or consultant to AutoZone or a member of AutoZone's senior management;
- is not affiliated with a significant customer or supplier of AutoZone;
- has no personal services contract with AutoZone or with any member of AutoZone's senior management;
- within the last three years, has not had any business relationship with AutoZone for which AutoZone has been or will be required to make disclosure under Rule 404(a) or (b) of Regulation S-K of the Securities and Exchange Commission as currently in effect;
- receives no compensation from AutoZone other than compensation as a director;
- is not employed by a public company at which an executive officer of AutoZone serves as a director;
- has not had any of the relationships described above with any affiliate of AutoZone; and
- is not a member of the immediate family of any person with any relationships described above.

The term "affiliate" as used above is defined as any parent or subsidiary entity included in AutoZone's consolidated group for financial reporting purposes.

In determining the independence of our directors, the Board considers relationships involving directors and their immediate family members that are relevant under applicable laws and regulations, the listing standards of the New York Stock Exchange, and the standards contained in our Corporate Governance Principles (listed above). The Board relies on information from Company records and questionnaires completed annually by each director.

As part of its most recent independence determinations, the Board noted that AutoZone does not have, and did not have during fiscal 2013, significant commercial relationships with companies at which Board members served as officers or directors, or in which Board members or their immediate family members held an aggregate of 10% or more direct or indirect interest.

The Board considered the fact that Mr. Jordan is the Chairman of the Board, President and Chief Executive Officer and a member of the board of directors of First Horizon National Corporation, parent company of First Tennessee Bank, which

- participates in one of AutoZone's supplier confirmed receivables programs (under which some AutoZone vendors are borrowers, but AutoZone is not);
- has established a Daylight Overdraft line which allows AutoZone to make large payments early in the morning creating a "daylight" overdraft which is rectified at the end of the day;
- acts as Trustee for AutoZone's pension plan;
- offers brokerage services to AutoZone employees exercising stock options, and
- holds various AutoZone deposit accounts.

During fiscal 2013, First Horizon National Corporation did business with AutoZone in arm's length transactions which were not, individually or cumulatively, material to either AutoZone or First Horizon National Corporation and which did not materially benefit Mr. Jordan, either directly or indirectly.

The Board also considered the fact that Mr. Brooks is a member of the board of directors of Southwest Airlines. During fiscal 2013, AutoZone purchased airline tickets from Southwest Airlines which were not, individually or cumulatively, material to either AutoZone or Southwest Airlines and which did not materially benefit Mr. Brooks, either directly or indirectly.

The Board also reviewed donations made by the Company to not-for-profit organizations with which Board members or their immediate family members were affiliated by membership or service or as directors or trustees.

Based on its review of the above matters, the Board determined that none of Messrs. Brooks, Graves, Guimaraes, Hyde, Jordan, McKenna, Mrkonic, or Nieto or Ms. Goodspeed or Gove has a material relationship with the Company and that all of them are independent within the meaning of the AutoZone Corporate Governance Principles and applicable law and listing standards. The Board also determined that Mr. Rhodes is not independent since he is an employee of the Company.

Board Leadership Structure

Our Board believes that having a combined Chairman/CEO, independent members and chairs for each of our Board committees and a Lead Director currently provides the best board leadership structure for AutoZone. This structure, together with our other corporate governance practices, provides strong independent oversight of management while ensuring clear strategic alignment throughout the Company. Our Lead Director is a non-employee director who is elected by the Board. Earl G. Graves, Jr., a director since 2002, currently serves as our Lead Director.

Our Lead Director:

- Chairs Board meetings when the Chairman is not present, including presiding at all executive sessions of the Board (without management present) at every regularly scheduled Board meeting;
- Works with management to determine the information and materials provided to Board members;
- Approves Board meeting agendas, schedules and other information provided to the Board;
- Consults with the Chairman on such other matters as are pertinent to the Board and the Company;
- Has the authority to call meetings of the independent directors;
- Is available for direct communication and consultation with major shareholders upon request; and
- Serves as liaison between the Chairman and the independent directors.

Board Risk Oversight

Oversight of risk management is a responsibility of the Board of Directors and is an integral part of the Board's oversight of AutoZone's business. AutoZone's management takes a variety of calculated risks in order to enhance Company performance and shareholder value. The primary responsibility for the identification, assessment and management of the various risks resides with AutoZone's management. The Board of Directors is primarily responsible for ensuring that management has established and adequately resourced processes for identifying and preparing the Company to manage risks effectively. Additionally, the Board reviews the Company's principal strategic and operating risks as part of its regular discussion and consideration of AutoZone's strategy and operating results. The Board also reviews periodically with the General Counsel legal matters that may have a material adverse impact on the Company's financial statements, the Company's compliance with laws and any material reports received from regulatory agencies.

The Audit Committee is involved in the Board's oversight of risk management. At each of its regular meetings, the Audit Committee reviews the Company's major financial exposures and the steps management has taken to identify, assess, monitor, control, remediate and report such exposures. The Audit Committee, along with management, also evaluates the effectiveness of the risk avoidance and mitigation processes in place. Such risk-related information is then summarized, reported and discussed at each quarterly Board of Directors meeting.

To assist with risk management and oversight, AutoZone has adopted the concept of enterprise risk management ("ERM") using the framework issued in 2004 by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Vice President of Internal Audit, who reports directly to the Audit Committee, has been charged with leading the Company's ERM processes with the assistance of Company management. The Vice President of Internal Audit presents to the Audit Committee a comprehensive review of the Company's ERM processes annually. This presentation includes an overview of all significant risks that have been identified and assessed and the strategies developed by management for managing such risks. The Vice President of Internal Audit leads open discussions with the Audit Committee members to analyze the significance of the risks identified and to verify that the list is all-inclusive. Company management is also involved in these discussions to ensure that the Board gains a full understanding of the risks and the strategies that management has implemented to manage the risks.

Other Board committees also consider significant risks within their areas of responsibility. The Compensation Committee considers risk in connection with the design of AutoZone's compensation programs. The Nominating and Corporate Governance Committee oversees risks related to the Company's governance policies and practices.

Proxy

Corporate Governance Documents

Our Board of Directors has adopted Corporate Governance Principles; charters for its Audit, Compensation, and Nominating & Corporate Governance Committees; a Code of Business Conduct & Ethics for directors, officers and employees of AutoZone; and a Code of Ethical Conduct for Financial Executives. Each of these documents is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Meetings and Attendance

How many times did AutoZone's Board of Directors meet during the last fiscal year?

During the 2013 fiscal year, the Board of Directors held five meetings.

Did any of AutoZone's directors attend fewer than 75% of the meetings of the Board and their assigned committees?

All of our directors attended at least 75% of the meetings of the Board and their assigned committees during the fiscal year except for William C. Crowley who did not attend the only Nominating & Corporate Governance Committee meeting that occurred during the fiscal year while he was still a member of the Board. Ms. Goodspeed was elected on February 7, 2013. Messrs. Brooks and Jordan were elected on August 30, 2013.

What is AutoZone's policy with respect to directors' attendance at the Annual Meeting?

As a general matter, all directors are expected to attend our Annual Meetings. At our 2012 Annual Meeting, all directors, other than William C. Crowley and Robert R. Grusky who were not standing for re-election, were present.

Do AutoZone's non-management directors meet regularly in executive session?

The non-management members of our Board regularly meet in executive sessions in conjunction with each regularly scheduled Board meeting. Our Lead Director, Mr. Graves, presides at these sessions.

Committees of the Board

What are the standing committees of AutoZone's Board of Directors?

AutoZone's Board has three standing committees: Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, each consisting only of independent directors.

Audit Committee

What is the function of the Audit Committee?

The Audit Committee is responsible for:

- the integrity of the Company's financial statements,
- the independent auditor's qualification, independence and performance,
- the performance of the Company's internal audit function, and
- the Company's compliance with legal and regulatory requirements.

The Audit Committee performs its duties by:

- evaluating, appointing or dismissing, determining compensation for, and overseeing the work of the independent public accounting firm employed to conduct the annual audit, which reports to the Audit Committee;
- pre-approving all audit and permitted non-audit services performed by the independent auditor, considering issues of auditor independence;
- conducting periodic reviews with Company officers, management, independent auditors, and the internal audit function;
- reviewing and discussing with management and the independent auditor the Company's annual audited financial statements, quarterly financial statements, internal controls report and the independent auditor's attestation thereof, and other matters related to the Company's financial statements and disclosures;
- overseeing the Company's internal audit function;
- reporting periodically to the Board and making appropriate recommendations; and
- preparing the report of the Audit Committee required to be included in the annual proxy statement.

Who are the members of the Audit Committee?

The Audit Committee consists of Ms. Gove, Mr. McKenna (Chair), Mr. Mrkonic, and Mr. Nieto.

Are all of the members of the Audit Committee independent?

Yes, the Audit Committee consists entirely of independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

Does the Audit Committee have an Audit Committee Financial Expert?

The Board has determined that Ms. Gove, Mr. McKenna, Mr. Mrkonic and Mr. Nieto each meet the qualifications of an audit committee financial expert as defined by the Securities and Exchange Commission. All members of the Audit Committee meet the New York Stock Exchange definition of financial literacy.

How many times did the Audit Committee meet during the last fiscal year?

During the 2013 fiscal year, the Audit Committee held nine meetings.

Where can I find the charter of the Audit Committee?

The Audit Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Audit Committee Report

The Audit Committee of AutoZone, Inc. has reviewed and discussed AutoZone's audited financial statements for the year ended August 31, 2013, with AutoZone's management. In addition, we have discussed with Ernst & Young LLP, AutoZone's independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended and as adopted by the Public Company Accounting Oversight Board ("PCAOB") in Rule 3200T, the Sarbanes-Oxley Act of 2002, and the charter of the Committee.

The Committee also has received the written disclosures and the letter from Ernst & Young LLP required by the applicable requirements of the PCAOB regarding the firm's communications with the Audit Committee concerning independence, and we have discussed with Ernst & Young LLP their independence from the Company and its management. The Committee has discussed with AutoZone's management and the auditing firm such other matters and received such assurances from them as we deemed appropriate.

As a result of our review and discussions, we have recommended to the Board of Directors the inclusion of AutoZone's audited financial statements in the annual report for the fiscal year ended August 31, 2013, on Form 10-K for filing with the Securities and Exchange Commission.

While the Audit Committee has the responsibilities and powers set forth in its charter, the Audit Committee does not have the duty to plan or conduct audits or to determine that AutoZone's financial statements are complete, accurate, or in accordance with generally accepted accounting principles; AutoZone's management and the independent auditor have this responsibility. Nor does the Audit Committee have the duty to assure compliance with laws and regulations and the policies of the Board of Directors.

W. Andrew McKenna (Chair)
Sue E. Gove
George R. Mrkonic, Jr.
Luis P. Nieto

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report by reference therein.

Compensation Committee

What is the function of the Compensation Committee?

The Compensation Committee has the authority, based on its charter and the AutoZone Corporate Governance Principles, to:

- review and approve AutoZone's compensation objectives;
- review and approve the compensation programs, plans, policies and awards for executive officers, including recommending equity-based plans for stockholder approval;
- lead the independent directors in the evaluation of the performance of the Chief Executive Officer ("CEO") in meeting established goals and objectives relevant to the compensation of the CEO;
- act as administrator as may be required by AutoZone's short- and long-term incentive plans and stock or stock-based plans; and
- review the compensation of AutoZone's non-employee directors from time to time and recommend to the full Board any changes that the Compensation Committee deems necessary.

The Compensation Committee may appoint subcommittees from time to time with such responsibilities as it may deem appropriate; however, the committee may not delegate its authority to any other persons.

AutoZone's processes and procedures for the consideration and determination of executive compensation, including the role of the Compensation Committee and compensation consultants, are described in the "Compensation Discussion and Analysis" on page 20.

Who are the members of the Compensation Committee?

The Compensation Committee consists of Mr. Graves (Chair), Mr. McKenna, and Mr. Mrkonic, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

How many times did the Compensation Committee meet during the last fiscal year?

During the 2013 fiscal year, the Compensation Committee held four meetings.

Where can I find the charter of the Compensation Committee?

The Compensation Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Nominating and Corporate Governance Committee

What is the function of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee ensures that:

- qualified candidates are presented to the Board of Directors for election as directors;
- the Board of Directors has adopted appropriate corporate governance principles that best serve the practices and objectives of the Board of Directors; and
- AutoZone's Articles of Incorporation and Bylaws are structured to best serve the interests of the stockholders.

Who are the members of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee consists of Ms. Gove (Chair), Mr. Guimaraes, and Mr. Nieto, all of whom are independent directors under the standards of AutoZone's Corporate Governance Principles and the listing standards of the New York Stock Exchange.

How many times did the Nominating and Corporate Governance Committee meet during the last fiscal year?

During the 2013 fiscal year, the Nominating and Corporate Governance Committee held six meetings.

Where can I find the charter of the Nominating and Corporate Governance Committee?

The Nominating and Corporate Governance Committee's charter is available on our corporate website at www.autozoneinc.com and is also available, free of charge, in print to any stockholder who requests it.

Director Nomination Process

What is the Nominating and Corporate Governance Committee's policy regarding consideration of director candidates recommended by stockholders? How do stockholders submit such recommendations?

The Nominating and Corporate Governance Committee's policy is to consider director candidate recommendations from stockholders if they are submitted in writing to AutoZone's Secretary in accordance with the procedure set forth in Article III, Section 1 of AutoZone's Fifth Amended and Restated Bylaws ("Bylaws"), including biographical and business experience information regarding the nominee and other information required by said Article III, Section 1. Copies of the Bylaws will be provided upon written request to AutoZone's Secretary and are also available on AutoZone's corporate website at www.autozoneinc.com.

Proxy

What qualifications must a nominee have in order to be recommended by the Nominating and Corporate Governance Committee for a position on the Board?

The Board believes each individual director should possess certain personal characteristics, and that the Board as a whole should possess certain core competencies. Such personal characteristics are integrity and accountability, informed judgment, financial literacy, mature confidence, high performance standards, and passion. They should also have demonstrated the confidence to be truly independent, as well as be business savvy, have an owner orientation and have a genuine interest in AutoZone. Core competencies of the Board as a whole are accounting and finance, business judgment, management expertise, crisis response, industry knowledge, international markets, strategy and vision. These characteristics and competencies are set forth in more detail in AutoZone's Corporate Governance Principles, which are available on AutoZone's corporate website at www.autozoneinc.com.

How does the Nominating and Corporate Governance Committee identify and evaluate nominees for director?

Prior to each annual meeting of stockholders at which directors are to be elected, the Nominating and Corporate Governance Committee considers incumbent directors and other qualified individuals, if necessary, as potential director nominees. In evaluating a potential nominee, the Nominating and Corporate Governance Committee considers the personal characteristics described above, and also reviews the composition of the full Board to determine the areas of expertise and core competencies needed to enhance the function of the Board. The Nominating and Corporate Governance Committee may also consider other factors such as the size of the Board, whether a candidate is independent, how many other public company directorships a candidate holds, and the listing standards requirements of the New York Stock Exchange.

The Nominating and Corporate Governance Committee recognizes the importance of selecting directors from various backgrounds and professions in order to ensure that the Board as a whole has a variety of experiences and perspectives which contribute to a more effective decision-making process. The Board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for Board membership.

The Nominating and Corporate Governance Committee uses a variety of methods for identifying potential nominees for director. Candidates may come to the attention of the Nominating and Corporate Governance Committee through current Board members, stockholders or other persons. The Nominating and Corporate Governance Committee may retain a search firm or other consulting firm from time to time to identify potential nominees. Ms. Goodspeed was recommended for consideration by the Committee by a third-party search firm. Current Board members recommended Messrs. Brooks and Jordan to the Committee for consideration. Nominees recommended by stockholders in accordance with the procedure described above, i.e., submitted in writing to AutoZone's Secretary, accompanied by the biographical and business experience information regarding the nominee and the other information required by Article III, Section 1 of the Bylaws, will receive the same consideration as the Nominating and Corporate Governance Committee's other potential nominees.

Procedure for Communication with the Board of Directors

How can stockholders and other interested parties communicate with the Board of Directors?

Stockholders and other interested parties may communicate with the Board of Directors by writing to the Board, to any individual director or to the non-management directors as a group c/o Secretary, AutoZone, Inc., 123 South Front Street, Dept. 8074, Memphis, Tennessee 38103. All such communications will be forwarded unopened to the addressee. Communications addressed to the Board of Directors or to the non-management directors as a group will be forwarded to the Chair of the Nominating and Corporate Governance Committee, and communications addressed to a committee of the Board will be forwarded to the chair of that committee.

Compensation of Directors

Director Compensation Table

This table shows the compensation paid to our non-employee directors during the 2013 fiscal year. No amounts were paid to our non-employee directors during the 2013 fiscal year that would be classified as "Fees Earned or Paid in Cash," "Option Awards," "Non-Equity Incentive Plan Compensation," "Changes in Pension Value and Nonqualified Deferred Compensation Earnings" or "All Other Compensation," so these columns have been omitted from the table.

Name(1)	Stock Awards ($) (2)	Total ($) (3)
Douglas H. Brooks	17,386	17,386
William C. Crowley	49,972	49,972
Linda A. Goodspeed	129,382	129,382
Sue E. Gove	209,948	209,948
Earl G. Graves, Jr.	224,937	224,937
Robert R. Grusky	49,972	49,972
Enderson Guimaraes	191,212	191,212
J.R. Hyde, III	199,915	199,915
D. Bryan Jordan	17,386	17,386
W. Andrew McKenna	219,942	219,942
George R. Mrkonic, Jr.	204,953	204,953
Luis Nieto	204,953	204,953

(1) William C. Rhodes, III, our Chairman, President and Chief Executive Officer, serves on the Board but does not receive any compensation for his service as a director. His compensation as an employee of the Company is shown in the Summary Compensation Table on page 33. William C. Crowley and Robert R. Grusky did not stand for re-election to the Board at the 2012 Annual Meeting. Enderson Guimaraes was elected on October 17, 2012; Linda A. Goodspeed was elected on February 7, 2013 and Douglas H. Brooks and D. Bryan Jordan were elected on August 30, 2013.

(2) Under the 2011 Equity Plan, as defined on page 12, which became effective January 1, 2011, non-employee directors receive 100% of their fees in restricted units with value equivalent to the value of shares of AutoZone Common Stock ("Restricted Stock Units"). The "Stock Awards" column represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for awards of Restricted Stock Units under the 2011 Equity Plan during fiscal 2013. See Note B, Share-Based Payments, to our consolidated financial statements in our 2013 Annual Report for a discussion of our accounting for share-based awards and the assumptions used. The aggregate number of outstanding awards of common stock under the AutoZone, Inc. 2003 Director Compensation Plan ("Stock Units") and Restricted Stock Units held by each director at the end of fiscal 2013 are shown in the following footnote 3. See "Security Ownership of Management and Board of Directors" on page 13 for more information about our directors' stock ownership.

Proxy

(3) As of August 31, 2013, each current non-employee director had the following aggregate number of outstanding Stock Units, Restricted Stock Units and stock options:

Director	Stock Units (#)	Restricted Stock Units (#)	Stock Options* (#)
Douglas H. Brooks**	—	41	—
Linda A. Goodspeed***	—	322	—
Sue E. Gove	280	1,715	—
Earl G. Graves, Jr.	3,417	1,837	9,000
Enderson Guimaraes****	—	496	—
J.R. Hyde, III	7,505	1,633	21,000
D. Bryan Jordan**	—	41	—
W. Andrew McKenna	4,247	1,797	18,000
George R. Mrkonic, Jr.	1,405	1,674	—
Luis P. Nieto	1,136	1,674	3,000

* All stock options are vested.

** Douglas H. Brooks and D. Bryan Jordan were elected on August 30, 2013.

*** Linda A. Goodspeed was elected on February 7, 2013.

**** Enderson Guimaraes was elected on October 17, 2012.

Narrative Accompanying Director Compensation Table

AutoZone's current director compensation program became effective January 1, 2011.

Annual Retainer Fees. Non-employee directors receive an annual retainer fee of $200,000 (the "Annual Retainer"). The lead director and the chair of the Audit Committee each receive an additional fee of $20,000 annually, the chairs of the Compensation Committee and the Nominating and Corporate Governance Committee each receive an additional fee of $5,000 per year, and the non-chair members of the Audit Committee each receive an additional fee of $5,000 per year (such fees, together with the Annual Retainer, the "Retainer"). There are no meeting fees.

Under the AutoZone, Inc. 2011 Equity Incentive Award Plan (the "2011 Equity Plan"), which replaced the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan (each as defined below), a non-employee director receives the Retainer in Restricted Stock Units, which are contractual rights to receive in the future a share of AutoZone common stock. Restricted Stock Units become fully vested on the date they are issued and will become unrestricted as of the date that a non-employee director ceases to be a director of the Company (the "Payment Date"). Restricted Stock Units are paid in shares of AutoZone common stock as soon as practicable after the Payment Date, to be no later than the fifteenth day of the third month following the end of the tax year in which such Payment Date occurs, unless the director has elected to defer receipt.

The Retainer is payable in advance in equal quarterly installments on January 1, April 1, July 1, and October 1 of each year. The number of Restricted Stock Units granted each quarter is determined by dividing the amount of the Retainer by the fair market value of the shares as of the grant date.

If a non-employee director is elected to the Board after the beginning of a calendar quarter, he or she receives a prorated Retainer based on the number of days remaining in the calendar quarter in which the date of the Board election occurs.

Predecessor Plans

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were terminated in December 2002 and were replaced by the AutoZone, Inc. First Amended and Restated 2003 Director Compensation Plan (the "2003 Director Compensation Plan") and the AutoZone, Inc. First Amended and Restated 2003 Director Stock Option Plan (the "2003 Director Stock Option Plan"). The 2003 Director Compensation Plan and the 2003 Director Stock Option Plan were terminated in December 2010 and replaced by the 2011 Equity Plan. However, grants made under those plans continue in effect under the terms of the grant made and are included in the aggregate awards outstanding shown above.

Stock Ownership Requirement

The Board has established a stock ownership requirement for non-employee directors. Within three years of joining the Board, each director must personally invest at least $150,000 in AutoZone stock. Shares, Stock Units and Restricted Stock Units issued under the AutoZone, Inc. Second Amended and Restated Director Compensation Plan, the 2003 Director Compensation Plan and the 2011 Equity Plan count toward this requirement.

OTHER INFORMATION

Security Ownership of Management and Board of Directors

This table shows the beneficial ownership of common stock by each director, the Principal Executive Officer, the Principal Financial Officer and the other three most highly compensated executive officers, and all current directors and executive officers as a group. Unless stated otherwise in the notes to the table, each person named below has sole authority to vote and invest the shares shown.

	Beneficial Ownership as of October 21, 2013					
Name of Beneficial Owner	Shares	Deferred Stock Units(1)	Options(2)	Restricted Stock Units(3)	Total	Ownership Percentage
Douglas H. Brooks	355	0	0	159	514	*
Linda A. Goodspeed	0	0	0	440	440	*
Sue E. Gove	58	280	0	1,838	2,176	*
Earl G. Graves, Jr.	0	3,417	8,000	1,970	13,387	*
Enderson Guimaraes	0	0	0	614	614	*
J. R. Hyde, III(4)	280,510	7,505	21,000	1,751	310,766	*
D. Bryan Jordan	240	0	0	159	399	*
W. Andrew McKenna	3,751	4,247	18,000	1,926	27,924	*
George R. Mrkonic, Jr.	0	1,405	0	1,795	3,200	*
Luis P. Nieto	0	1,136	3,000	1,795	5,931	*
William C. Rhodes, III(5)	19,907	0	200,052	0	219,959	*
William T. Giles	2,432	0	107,650	0	110,082	*
Harry L. Goldsmith(6)	24,067	0	9,000	0	33,067	*
William W. Graves	5,789	0	44,900	0	50,689	*
Ronald B. Griffin	0	0	7,600	0	7,600	*
All current directors and executive officers as a group (21 persons)	342,189	17,990	561,802	12,447	934,428	2.7%

* Less than 1%.

(1) Includes shares that may be acquired immediately upon termination as a director by conversion of Stock Units.

(2) Includes shares that may be acquired upon exercise of stock options either immediately or within 60 days of October 21, 2013.

(3) Includes Restricted Stock Units that may be acquired within sixty (60) days of termination of service as a director.

Proxy

(4) Includes 213,010 shares pledged as security by Mr. Hyde. Includes 67,500 shares held by a charitable foundation for which Mr. Hyde is an officer and a director and for which he shares investment and voting power. Does not include 2,000 shares owned by Mr. Hyde's wife.

(5) Includes 1,574 shares held as custodian for Mr. Rhodes's children.

(6) Includes 1,200 shares held by trusts for which Mr. Goldsmith is a co-trustee and beneficiary and 200 shares held by trusts for Mr. Goldsmith's daughters. Does not include 1,000 shares owned by Mr. Goldsmith's mother.

Security Ownership of Certain Beneficial Owners

The following entities are known by us to own more than five percent of our outstanding common stock:

Name and Address of Beneficial Owner	Shares	Ownership Percentage(1)
T. Rowe Price Associates, Inc.(2) 100 East Pratt Street Baltimore, MD 21202	3,008,169	8.8%
JPMorgan Chase & Co.(3) 270 Park Avenue, 38th Floor New York, NY 10017	2,686,574	7.9%
Wellington Management Co., LLP(4) 280 Congress Street Boston, MA 02210	1,982,668	5.8%

(1) The ownership percentages are calculated based on the number of shares of AutoZone common stock outstanding as of October 21, 2013.

(2) The source of this information is the Form 13F filed by T. Rowe Price Associates, Inc. on August 15, 2013 for the quarter ending June 30, 2013.

(3) The source of this information is the Form 13F filed by JPMorgan Chase & Co. on August 13, 2013 for the quarter ending June 30, 2013. The shares are beneficially owned by a group consisting of JP Morgan Asset Management (2,017,342 shares); JPMorgan Asset Management (UK) Ltd., (324,968); JPMorgan Private Bank (297,666 shares) and J.P. Morgan Securities, Inc. (46,598 shares).

(4) The source of this information is the Form 13F filed by Wellington Management Company, LLP on August 14, 2013 for the quarter ending June 30, 2013.

THE PROPOSALS

PROPOSAL 1 — Election of Directors

Eleven directors will be elected at the Annual Meeting to serve until the annual meeting of stockholders in 2014. Pursuant to AutoZone's Fifth Amended and Restated Bylaws, in an uncontested election of directors, a nominee for director is elected to the Board if the number of votes cast for such nominee's election exceed the number of votes cast against such nominee's election. (If the number of nominees were to exceed the number of directors to be elected, i.e., a contested election, directors would be elected by a plurality of the votes cast at the Annual Meeting.) Pursuant to AutoZone's Corporate Governance Principles, incumbent directors must agree to tender their resignation if they fail to receive the required number of votes for re-election, and in such event the Board will act within 90 days following certification of the shareholder vote to determine whether to accept the director's resignation. These procedures are described in more detail in our Corporate Governance Principles, which are available on our corporate website at www.autozoneinc.com. The Board may consider any factors it deems relevant in deciding whether to accept a director's resignation. If a director's resignation offer is not accepted by the Board, that director will continue to serve until AutoZone's next annual meeting of stockholders or until his or her successor is duly elected and qualified, or until the director's earlier death, resignation, or removal.

Any director nominee who is not an incumbent director and who does not receive a majority vote in an uncontested election will not be elected as a director, and a vacancy will be left on the Board. The Board, in its sole discretion, may either fill a vacancy resulting from a director nominee not receiving a majority vote pursuant to the Bylaws or decrease the size of the Board to eliminate the vacancy.

Broker non-votes occur when shares held by a brokerage firm are not voted with respect to a proposal because the firm has not received voting instructions from the beneficial owner of the shares and the firm does not have the authority to vote the shares in its discretion. Shares abstaining from voting and shares as to which a broker non-vote occurs are considered present for purposes of determining whether a quorum exists, but are not considered votes cast or shares entitled to vote with respect to such matter. Accordingly, abstentions and broker non-votes will have no effect on the outcome of Proposal 1.

The Board of Directors recommends that the stockholders vote FOR each of these nominees. These nominees have consented to serve if elected. Should any nominee be unavailable to serve, your proxy will be voted for the substitute nominee recommended by the Board of Directors, or the Board of Directors may reduce the number of directors on the Board.

With the exception of Douglas H. Brooks, Linda A. Goodspeed and D. Bryan Jordan each of the nominees named below was elected a director at the 2012 annual meeting.

Nominees

The nominees are:

Douglas H. Brooks, 61, was elected as a director on August 30, 2013. He is currently the Non-Executive Chairman of the Board of Brinker International. He was Chairman, President and Chief Executive Officer of Brinker from 2004 until January 2013, and served as its President and Chief Operating Officer from 1999 to 2004. He has been on the Brinker board of directors since 1999. Mr. Brooks is not standing for re-election to the Brinker board of directors. Mr. Brooks is also a director of Southwest Airlines and Club Corp.

Experience, Skills and Qualifications: The Board believes Mr. Brooks is qualified to serve as a director of the Company based on his strong strategic and operational business background, his knowledge of international operations, his experience as a chief executive officer of a public company, his experience managing a company with a strong focus on customer service, and his owner orientation, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

Linda A. Goodspeed, 51, was elected as a director on February 7, 2013. She has served as Senior Vice President and Chief Information Officer of ServiceMaster since October 2011. From 2008 to September 2011, Ms. Goodspeed served as Vice President, Information Systems and Chief Information Officer for Nissan North America, Inc., a subsidiary of Nissan Motor Company, a global manufacturer of vehicles. From 2001 to 2008, Ms. Goodspeed served as Executive Vice President at Lennox International, Inc., a global manufacturer of air conditioning, heating and commercial refrigeration equipment. She is also a director of Columbus McKinnon Corp. and American Electric Power Co., Inc.

Experience, Skills and Qualifications: The Board believes Ms. Goodspeed is qualified to serve as a director of the Company based on her experience in key strategic and operational roles with several large global companies, her expertise in information technology and position as the chief information officer of a service company, her owner orientation, and her executive management skills, as well as her integrity, energy, and willingness to spend time on and interest in AutoZone.

Sue E. Gove, 55, has been a director since 2005. She has been the President of Golfsmith International Holdings, Inc. since February 2012 and Chief Executive Officer since October 2012. Previously, she was

Chief Operating Officer of Golfsmith International Holdings, Inc. from September 2008 through October 2012, Executive Vice President from September 2008 through February 2012 and Chief Financial Officer from March 2009 through July 2012. Ms. Gove previously had been a self-employed consultant since April 2006, serving clients in specialty retail and private equity. Ms. Gove was a consultant for Prentice Capital Management, LP from April 2007 to March 2008. She was a consultant for Alvarez and Marsal Business Consulting, L.L.C. from April 2006 to March 2007. She was Executive Vice President and Chief Operating Officer of Zale Corporation from 2002 to March 2006 and a director of Zale Corporation from 2004 to 2006. She was Executive Vice President, Chief Financial Officer of Zale Corporation from 1998 to 2002 and remained in the position of Chief Financial Officer until 2003.

Experience, Skills and Qualifications: The Board believes Ms. Gove is qualified to serve as a director of the Company based on her experience in executive retail operations and finance roles, her knowledge of accounting, financial reporting, and financial systems, her executive management skills, her owner orientation, and her board experience, as well as her integrity, energy, and willingness to spend time on and interest in AutoZone.

Earl G. Graves, Jr., 51, has been a director since 2002 and was elected Lead Director in January 2009. He has been the President and Chief Executive Officer of Black Enterprise, publisher of Black Enterprise Magazine, since January 2006, and was President and Chief Operating Officer from 1998 to 2006. Mr. Graves has been employed by the same company in various capacities since 1988.

Experience, Skills and Qualifications: The Board believes Mr. Graves is qualified to serve as a director of the Company based on his business, management and strategic planning experience, his knowledge of advertising and marketing, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

Enderson Guimaraes, 54, has been a director since 2012. He is the Chief Executive Officer of PepsiCo Europe, a role he assumed in September 2012. He was President of PepsiCo Global Operations from October 2011 to September 2012. Mr. Guimaraes previously had served as Executive Vice President of Electrolux and Chief Executive Officer of its major appliances business in Europe, Africa and the Middle East from January 2008 to October 2011. Prior to this, Mr. Guimaraes spent 10 years at Philips Electronics, first as a regional marketing executive in Brazil and ultimately as Senior Vice President and head of Global Marketing Management and general manager of the WidiWall LED display business. He also served as CEO of Philips' Lifestyle Incubator group, an innovation engine which created new businesses and developed them over several years.

Experience, Skills and Qualifications: The Board believes Mr. Guimaraes is qualified to serve as a director of the Company based on his business, management and strategic planning experience, his knowledge of advertising, marketing and international operations, and his owner orientation as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

J. R. Hyde, III, 70, has been a director since 1986 and was non-executive Chairman of the Board from 2005 until June 2007. He has been the President of Pittco, Inc., an investment company, since 1989 and has been the Chairman of the Board and a director of GTx, Inc., a biopharmaceutical company since 2000. Mr. Hyde, AutoZone's founder, was AutoZone's Chairman from 1986 to 1997 and its Chief Executive Officer from 1986 to 1996. He was Chairman and Chief Executive Officer of Malone & Hyde, AutoZone's former parent company, until 1988. Mr. Hyde was a director of FedEx Corporation from 1977 to September 2011.

Experience, Skills and Qualifications: The Board believes Mr. Hyde, the founder and a former Chairman and Chief Executive Officer of AutoZone, is qualified to serve as a director of the Company based on his extensive knowledge of AutoZone's business and the automotive aftermarket industry, his expertise in strategic business development and executive management, his owner orientation, and his board experience as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

D. Bryan Jordan, 51, was elected as a director on August 30, 2013. He has served as Chairman of the Board, President and Chief Executive Officer of First Horizon National Corporation since January 1, 2012, and has held the positions of President and Chief Executive Officer and director since 2008. From May 2007 until September 2008 Mr. Jordan was Executive Vice President and Chief Financial Officer of First Horizon and First Tennessee Bank National Association, and prior to that he served in various positions at Regions Financial Corporation and its subsidiary Regions Bank, including (beginning in 2002) as Chief Financial Officer.

Experience, Skills and Qualifications: The Board believes Mr. Jordan is qualified to serve as a director of the Company based on his extensive experience in the banking and financial services industry, his experience serving as the chief executive officer and the chief financial officer of public companies, his strong knowledge of corporate finance and management, and his owner orientation, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

W. Andrew McKenna, 67, has been a director since 2000 and served as Lead Director from June 2007 through January 2009. He is retired. Until his retirement in 1999, he had held various positions with The Home Depot, Inc., including Senior Vice President–Strategic Business Development from 1997 to 1999; President, Midwest Division from 1994 to 1997; and Senior Vice President–Corporate Information Systems from 1990 to 1994. He was also President of SciQuest.com, Inc. in 2000. Mr. McKenna was a director of Danka Business Systems PLC from 2002 to 2008, serving as Chairman of the Board from March 2005 to March 2006. Mr. McKenna is also a director and Chairman of the Governance Committee of Bally Technologies, a provider of gaming devices and systems.

Experience, Skills and Qualifications: The Board believes Mr. McKenna is qualified to serve as a director of the Company based on his executive experience in the retail industry and other industries, his expertise in strategic business development, his background in finance, audit and information technology, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

George R. Mrkonic, Jr., 61, has been a director since 2006. He has been the Non-Executive Chairman of Paperchase Products Limited, London, UK, a retailer of cards, stationery, wraps and gifts in the UK, Europe and the Middle East, since 2005, and has been a director since 1999. Previously, he was President of Borders Group, Inc. from 1994 to 1997 and Vice Chairman of Borders Group, Inc. from 1994 to 2002. He is also a director of Brinker International, Inc., Syntel, Inc. and Pacific Sunwear of California, Inc. Mr. Mrkonic was a director of Nashua Corporation from 2000 to 2009 and Guitar Center, Inc. from 2002 to 2007.

Experience, Skills and Qualifications: The Board believes Mr. Mrkonic is qualified to serve as a director of the Company based on his experience as a senior executive in retail companies, his knowledge of corporate strategy, finance, and management, his owner orientation, and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

Luis P. Nieto, 58, has been a director since 2008. He is president of Nieto Advisory LLC which provides advisory services to small consumer food companies. He was president of the Consumer Foods Group of ConAgra Foods Inc., one of the largest packaged foods companies in North America, from 2008 until his retirement in June 2009. Previously, he was president of ConAgra Refrigerated Foods from 2006 to 2008 and ConAgra Meats from 2005 to 2006. Prior to joining ConAgra, Mr. Nieto was President and Chief Executive Officer of the Federated Group, a leading private label supplier to the retail grocery and food service industries from 2002 to 2005. From 2000 to 2002, he served as President of the National Refrigerated Products Group of Dean Foods Company. He held other positions at Dean Foods Group from 1998 to 2000. Prior to joining Dean Foods, Mr. Nieto held positions in brand management and strategic planning with Mission Foods, Kraft Foods and the Quaker Oats Company. Mr. Nieto is also a director of Ryder Systems, Inc.

Experience, Skills and Qualifications: The Board believes Mr. Nieto is qualified to serve as a director of the Company based on his expertise in brand management and marketing, including experience managing a diverse portfolio of brands and products, as well as his knowledge of finance and operations, his executive management experience, his owner orientation and his board experience, as well as his integrity, energy, and willingness to spend time on and interest in AutoZone.

William C. Rhodes, III, 48, was elected Chairman in June 2007. He has been President, Chief Executive Officer, and a director since 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President–Store Operations and Commercial. Prior to fiscal 2005, he had been Senior Vice President–Supply Chain and Information Technology since fiscal 2002, and prior thereto had been Senior Vice President–Supply Chain since 2001. Prior to that time, he served in various capacities within the Company since 1994. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP. Mr. Rhodes is also a director of Dollar General Corporation.

Experience, Skills and Qualifications: The Board believes Mr. Rhodes, AutoZone's Chairman and Chief Executive Officer, is qualified to serve as a director of the Company based on his 18 years' experience with the Company, which have included responsibility for corporate strategy, executive management, operations, supply chain and information technology; his knowledge and understanding of the automotive aftermarket and retail industries; his strong financial background and his owner orientation, as well as his integrity and energy.

PROPOSAL 2 — Ratification of Independent Registered Public Accounting Firm

Ernst & Young LLP, our independent auditor for the past twenty-six fiscal years, has been selected by the Audit Committee to be AutoZone's independent registered public accounting firm for the 2014 fiscal year. Representatives of Ernst & Young LLP will be present at the Annual Meeting to make a statement if they so desire and to answer any appropriate questions.

The Audit Committee recommends that you vote FOR ratification of Ernst & Young LLP as AutoZone's independent registered public accounting firm.

For ratification, the firm must receive more votes in favor of ratification than votes cast against. Abstentions and broker non-votes will not be counted as voting either for or against the firm. However, the Audit Committee is not bound by a vote either for or against the firm. The Audit Committee will consider a vote against the firm by the stockholders in selecting our independent registered public accounting firm in the future.

During the past two fiscal years, the aggregate fees for professional services rendered by Ernst & Young LLP were as follows:

	2013	2012
Audit Fees	$1,825,100	$1,747,500
Audit-Related Fees	—	—
Tax and other Non-Audit-Related Fees	161,072(1)	79,529(2)

(1) Tax and other Non-Audit-Related Fees for 2013 were for state and local tax services and acquisition-related due diligence.

(2) Tax and other Non-Audit-Related Fees for 2012 were for state and local tax services.

The Audit Committee pre-approves all services performed by the independent registered public accounting firm under the terms contained in the Audit Committee charter, a copy of which can be obtained at our website at www.autozoneinc.com. The Audit Committee pre-approved 100% of the services provided by Ernst & Young LLP during the 2013 and 2012 fiscal years. The Audit Committee considers the services listed above to be compatible with maintaining Ernst & Young LLP's independence.

PROPOSAL 3 — Advisory Vote on Executive Compensation — "Say-on-Pay"

On December 14, 2011, AutoZone's stockholders approved, on an advisory basis, AutoZone's recommendation that future advisory votes on executive compensation should be held every year. Consequently, and in accordance with Section 14A of the Securities Exchange Act, we are asking stockholders to approve the following advisory resolution on the compensation of our Principal Executive Officer, the Principal Financial Officer and our other three most highly paid executive officers (collectively, the "Named Executive Officers") at the Annual Meeting:

"RESOLVED, that the compensation paid to AutoZone's Named Executive Officers, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the accompanying compensation tables and the related narrative discussion, is hereby APPROVED."

This advisory vote, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to endorse or not endorse our executive pay program. The Board of Directors recommends a vote "FOR" this resolution because it believes that AutoZone's executive compensation program, described in the Compensation Discussion and Analysis, is effective in achieving the Company's goals of rewarding financial and operating performance and the creation of stockholder value.

Our Board of Directors and Compensation Committee believe that there should be a strong relationship between pay and corporate performance, and our executive compensation program reflects this belief. While the overall level and balance of compensation elements in our compensation program are designed to ensure that AutoZone can retain key executives and, when necessary, attract qualified new executives to the organization, the emphasis of AutoZone's compensation program is linking executive compensation to business results and intrinsic value creation, which is ultimately reflected in increases in stockholder value.

AutoZone sets challenging financial and operating goals, and a significant amount of an executive's annual cash compensation is tied to these objectives and therefore "at risk" — payment is earned only if performance warrants it.

AutoZone's compensation program is intended to support long-term focus on stockholder value, so it emphasizes long-term rewards. At target levels, the majority of an executive officer's total compensation package each year is the potential value of his or her stock options, which yield value to the executive only if the stock price appreciates.

Our management stock ownership requirement effectively promotes meaningful and significant stock ownership by our Named Executive Officers and further aligns their interests with those of our stockholders.

We urge you to read the Compensation Discussion and Analysis, as well as the Summary Compensation Table and related compensation tables and narrative, appearing on pages 20 through 47, which provide detailed information on our compensation philosophy, policies and practices and the compensation of our Named Executive Officers.

Because the vote on this proposal is advisory in nature, it is not binding on AutoZone, the Board of Directors or the Compensation Committee. The vote on this proposal will, therefore, not affect any compensation already paid or awarded to any Named Executive Officer and will not overrule any decisions made by the Board of Directors or the Compensation Committee. Because we highly value the opinions of our stockholders, however, the Board of Directors and the Compensation Committee will consider the results of this advisory vote when making future executive compensation decisions.

The Board of Directors recommends that the stockholders vote FOR this proposal.

Other Matters

We do not know of any matters to be presented at the Annual Meeting other than those discussed in this Proxy Statement. If, however, other matters are properly brought before the Annual Meeting, your proxies will be able to vote those matters in their discretion.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a principles-based overview of AutoZone's executive compensation program. It discusses our rationale for the types and amounts of compensation that our executive officers receive and how compensation decisions affecting these officers are made. It also discusses AutoZone's total rewards philosophy, the key principles governing our compensation program, and the objectives we seek to achieve with each element of our compensation program.

What are the Company's key compensation principles?

Pay for performance. The primary emphasis of AutoZone's compensation program is linking executive compensation to business results and intrinsic value creation, which is ultimately reflected in increases in stockholder value. Base salary levels are intended to be competitive in the U.S. marketplace for executives, but the more potentially valuable components of executive compensation are annual cash incentives, which depend on the achievement of pre-determined business goals, and to a greater extent, long-term compensation, which is based on the value of our stock.

Attract and retain talented AutoZoners. The overall level and balance of compensation elements in our compensation program are designed to ensure that AutoZone can retain key executives and, when necessary, attract qualified new executives to the organization. We believe that a company which provides quality products and services to its customers, and delivers solid financial results, will generate long-term stockholder returns, and that this is the most important component of attracting and retaining executive talent.

What are the Company's overall executive compensation objectives?

Drive high performance. AutoZone sets challenging financial and operating goals, and a significant amount of an executive's annual cash compensation is tied to these objectives and therefore "at risk" — payment is earned only if performance warrants it.

Drive long-term stockholder value. AutoZone's compensation program is intended to support long-term focus on stockholder value, so it emphasizes long-term rewards. At target levels, the majority of an executive officer's total compensation package each year is the potential value of his or her stock options.

The table below illustrates how AutoZone's compensation program weights the "at-risk" components of its Named Executive Officers' 2013 total compensation (using actual base earnings + fiscal 2013 annual cash incentive payment + the value of fiscal 2013 stock and option grants). The value of Mr. Rhodes' Performance Restricted Stock Unit grant, awarded in fiscal 2011, is included in the calculation based on one-fifth of the full value (using the stock price as of the end of fiscal 2013). The value of the second installment of Mr. Griffin's hiring bonus is included with his base salary. See the Summary Compensation Table on page 33 for additional details about fiscal 2013 compensation for all of the Named Executive Officers.

Executive	Base Salary	Annual Incentive	Long-Term Incentive	Total At-Risk
William C. Rhodes III	14%	21%	65%	86%
William T. Giles	21%	19%	60%	79%
Harry L. Goldsmith	20%	18%	62%	80%
William W. Graves	23%	17%	60%	77%
Ronald B. Griffin	26%	16%	58%	74%

Who participates in AutoZone's executive compensation programs?

The Chief Executive Officer and the other Named Executive Officers, as well as the other senior executives comprising AutoZone's Executive Committee, participate in the compensation program outlined in this Compensation Discussion and Analysis. The Executive Committee consists of the Chief Executive Officer and officers with the title of senior vice president or executive vice president (a total of 11 executives at the end of fiscal 2013). However, many elements of the compensation program also apply to other levels of AutoZone management. The intent is to ensure that management is motivated to pursue, and is rewarded for achieving, the same financial, operating and stockholder objectives.

What are the key elements of the Company's overall executive compensation program?

The table below summarizes the key elements of AutoZone's executive compensation program and the objectives they are designed to achieve. More details on these elements follow throughout the Compensation Discussion and Analysis and this Proxy Statement, as appropriate.

	Description	Objectives
Base salary	• Annual fixed cash compensation.	• Attract and retain talented executives. • Recognize differences in relative size, scope and complexity of positions as well as individual performance over the long term.
Annual cash incentive	• Annual variable pay tied to the achievement of key Company financial and operating objectives. The primary measures are: • Earnings before interest and taxes, and • Return on invested capital. • Actual payout depends on the results achieved. Individual potential payout is capped at $4 million; however, payout is zero if threshold targets are not achieved. • The Compensation Committee may reduce payouts in its discretion when indicated by individual performance or other reasons, but does not have discretion to increase payouts.	• Communicate key financial and operating objectives. • Drive high levels of performance by ensuring that executives' total cash compensation is linked to achievement of financial and operating objectives. • Support and reward consistent, balanced growth and returns performance (add value every year) with demonstrable links to stockholder returns. • Drive cross-functional collaboration and a total-company perspective.

	Description	Objectives
Stock options and other equity compensation	• Senior executives receive non-qualified stock options (NQSOs). • Historically, incentive stock options (ISOs) have been granted as well; however, the company stopped granting ISOs beginning in fiscal 2013. • All stock options are granted at fair market value on the grant date (discounted options are prohibited). • AutoZone's equity compensation plan prohibits repricing of stock options and does not include a "reload" program. • AutoZone may occasionally grant awards of performance-restricted stock units, as well as awards of restricted stock with time-based vesting.	• Align long-term compensation with stockholder results. Opportunities for significant wealth accumulation by executives are tightly linked to stockholder returns. • ISOs provide an incentive to hold shares after exercise, thus increasing ownership and further reinforcing the tie to stockholder results. • Provide retention incentives to ensure business continuity, and facilitate succession planning and executive knowledge transfer.
Stock purchase plans	• AutoZone maintains a broad-based employee stock purchase plan (ESPP) which is qualified under Section 423 of the Internal Revenue Code. The Employee Stock Purchase Plan allows AutoZoners to make quarterly purchases of AutoZone shares at 85% of the fair market value on the first or last day of the calendar quarter, whichever is lower. The annual contribution limit under the ESPP is $15,000. • The Company has implemented an Executive Stock Purchase Plan so that executives may continue to purchase AutoZone shares beyond the limit the IRS and the company set for the Employee Stock Purchase Plan. An executive may make purchases using up to 25% of their prior fiscal year's eligible compensation.	• Allow all AutoZoners to participate in the growth of AutoZone's stock. • Encourage ownership, and therefore alignment of executive and stockholder interests.
Management stock ownership requirement	• AutoZone implemented a stock ownership requirement during fiscal 2008 for executive officers. • Covered executives must meet specified minimum levels of ownership, using a multiple of base salary approach.	• Encourage ownership by requiring executive officers to meet specified levels of ownership. • Alignment of executive and stockholder interests.

	Description	Objectives
Retirement plans	The Company maintains three retirement plans: • Non-qualified deferred compensation plan (including a frozen defined benefit restoration feature) • Frozen defined benefit pension plan, and • 401(k) defined contribution plan.	• Provide competitive executive retirement benefits. • The non-qualified plan enables executives to defer base and incentive earnings up to 25% of the total, independent of the IRS limitations set for the qualified 401(k) plan. • The restoration component of the non-qualified plan, which was frozen at the end of 2002, allowed executives to accrue benefits that were not capped by IRS earnings limits.
Health and other benefits	Executives are eligible for a variety of benefits, including: • Medical, dental and vision plans; • Life and disability insurance plans; and • Charitable contribution match program.	• Provide competitive benefits. • Minimize perquisites while ensuring a competitive overall rewards package.

Annual cash compensation. Annual cash compensation consists of base salary and annual cash incentives.

Base Salary. Salaries are determined within the context of a targeted total cash compensation level for each position. Base salary is a fixed portion of the targeted annual cash compensation, with the specific portion varying based on differences in the size, scope or complexity of the jobs as well as the tenure and individual performance level of incumbents in the positions. Points are assigned to positions using a job evaluation system developed by Hay Group, a global management and human resources consulting firm, and AutoZone maintains salary ranges based on the job evaluations originally constructed with Hay Group's help. These salary ranges are usually updated annually based on broad-based survey data; in addition to Hay Group survey data, AutoZone also subscribes to survey information from Kenexa for this purpose, as discussed below.

The survey data used to periodically adjust salary ranges is broad-based, including data submitted by hundreds of companies. Examples of the types of information contained in salary surveys include summary statistics (e.g., mean, median, 25th percentile, etc.) related to:

- base salaries
- variable compensation
- total annual cash compensation
- long-term incentive compensation
- total direct compensation

The salary surveys cover both the retail industry and compensation data on a broader, more general public company universe. Multiple salary surveys are used, so that ultimately the data represent hundreds of companies and positions and thousands of incumbents, or people holding those positions. The surveys generally list the participating companies, and for each position "matched", the number of companies and incumbents associated with the position. Subscribers cannot determine which information comes from which company.

The salary ranges which apply to the Named Executive Officers, including the Principal Executive Officer, are part of the structure applicable to thousands of AutoZone's employees. AutoZone positions are each assigned to a salary grade. This is generally accomplished at the creation of a position, using the Hay job evaluation method, and jobs tend to remain in the same grade as long as there are no significant job content changes. Each grade in the current salary structure has a salary range associated with it. This range has a midpoint, to which we compare summary market salary data (generally median pay level) of the types discussed above.

Over time, as the median pay levels in the competitive market change, as evidenced by the salary survey data, AutoZone will make appropriate adjustments to salary range midpoints so that on average, these midpoints are positioned at roughly 95% of the market median value as revealed by the surveys. This positioning relative to the market allows for competitive base salary levels, while generally leaving actual average base pay slightly below the survey market level. This fits our stated philosophy of delivering competitive total rewards at or above the market median through performance-based variable compensation.

In making decisions related to compensation of the Named Executive Officers, the Compensation Committee uses the survey data and salary ranges as context in reviewing compensation levels and approving pay actions. Other elements that the Compensation Committee considers are individual performance, Company performance, individual tenure, internal equity, position tenure, and succession planning.

Annual Cash Incentive. Executive officers and certain other employees are eligible to receive annual cash incentives each fiscal year based on the Company's attainment of certain Company performance objectives set by the Compensation Committee at the beginning of the fiscal year. The annual cash incentive target for each position, expressed as a percentage of base salary, is based on both salary range and level within the organization, and therefore does not change annually. As a general rule, as an executive's level of management responsibility increases, the portion of his or her total compensation dependent on Company performance increases.

The threshold and target percentage amounts for the Named Executive Officers for fiscal 2013 are shown in the table below.

Principle Position	**Threshold**	**Target**
Chairman, President & CEO	62.5%	125%
Executive Vice Presidents	37.5%	75%
All Other NEOs	30%	60%

Annual cash incentives for executive officers are paid pursuant to the AutoZone, Inc. 2010 Executive Incentive Compensation Plan ("EICP"), our performance-based short-term incentive plan. Pursuant to the plan, the Compensation Committee establishes incentive objectives at the beginning of each fiscal year. For more information about the EICP, see Discussion of Plan-Based Awards Table on page 36.

The actual incentive amount paid depends on Company performance relative to the target objectives. A minimum pre-established goal must be met in order for any incentive award to be paid, and the incentive award as a percentage of annual salary will increase as the Company achieves higher levels of performance.

The Compensation Committee may in its sole discretion reduce the incentive awards paid to Named Executive Officers. Under the EICP, the Compensation Committee may not exercise discretion in granting awards in cases where no awards are indicated, nor may the Compensation Committee increase any calculated awards. Any such "positive" discretionary changes, were they to occur, would be paid outside of the EICP and reported under the appropriate Bonus column in the Summary Compensation Table; however, the Compensation Committee has not historically exercised this discretion.

The Compensation Committee, as described in the EICP, may (but is not required to) disregard the effect of one-time charges and extraordinary events such as asset write-downs, litigation judgments or settlements, changes in tax laws, accounting principles or other laws or provisions affecting reported results, accruals for reorganization or restructuring, and any other extraordinary non-recurring items, acquisitions or divestitures and any foreign exchange gains or losses on the calculation of performance.

The incentive objectives for fiscal 2013 were set in a September 2012 Compensation Committee meeting, and were based on the achievement of specified levels of earnings before interest and taxes ("EBIT") and return on invested capital ("ROIC"), as were the incentive objectives for fiscal 2014, set during a Compensation Committee meeting held in October 2013. The total incentive award is determined based on the impact of EBIT and ROIC on AutoZone's economic profit for the year, rather than by a simple allocation of a portion of the award to achievement of the EBIT target and a portion to achievement of the ROIC target. EBIT and ROIC are key inputs to the calculation of economic profit (sometimes referred to as "economic value added"), and have been determined by our Compensation Committee to be important factors in enhancing stockholder value. If both the EBIT and ROIC targets are achieved, the result will be a 100%, or target, payout. However, the payout cannot exceed 100% unless the EBIT target is exceeded (i.e., unless there is "excess EBIT" to fund the additional incentive payout). Additionally, when the aggregate incentive amount is calculated, if the resulting payout amount in excess of target exceeds a specified percentage of excess EBIT (currently 20%), then the incentive payout will be reduced until the total amount of the incentive payment in excess of target is within that specified limit.

The specific targets are tied to achievement of the Company's operating plan for the fiscal year. In 2013, the target objectives were EBIT of $1,749.5 million and ROIC of 32.3%. The 2013 incentive awards for each named executive officer were based on the following performance:

(Amounts in MMs)	EBIT	ROIC
EICP Target	$1,749.5	32.3%
Actual (as adjusted)	$1,768.6	33.3%
Difference	$ 19.1	96Bps

Effect of Performance on Total Annual Cash Compensation. Because AutoZone emphasizes pay for performance, it is only when the Company exceeds its target objectives that an executive's total annual cash compensation begins to climb relative to the median market level. Similarly, Company performance below target will cause an executive's total annual cash compensation to drop below market median. As discussed below, AutoZone does not engage in strict benchmarking of compensation levels, i.e., we do not use specific data to support precise targeting of compensation, such as setting an executive's base pay at the 50th percentile of an identified group of companies.

Stock compensation. To emphasize achievement of long-term stockholder value, AutoZone's executives receive a significant portion of their targeted total compensation in the form of stock options. Although stock options have potential worth at the time they are granted, they only confer actual value if AutoZone's stock price appreciates between the grant date and the exercise date. For this reason, we believe stock options are a highly effective long-term compensation vehicle to reward executives for creating stockholder value. We want our executives to realize total compensation levels well above the market norm, because when they do, such success is the result of achievement of Company financial and operating objectives that leads to growth in the per-share value of AutoZone common stock.

In order to support and facilitate stock ownership by our executive officers, a portion of their annual stock option grant has historically consisted of Incentive Stock Options ("ISOs"), which feature favorable income tax treatments for the executive as long as certain conditions are met (e.g., the executive holds the stock acquired upon exercise of an ISO for at least two years from the date of grant and one year from the date of exercise). ISOs have a maximum term of ten years and, as granted, vest in equal 25% increments on the first, second, third and fourth anniversaries of the grant date. They are granted at the fair market value on the date of grant as defined in the relevant stock option plan. There is a $100,000 limit on the aggregate grant value of ISOs that may become exercisable in any calendar year; consequently, the majority of options granted are in the form of

Proxy

non-qualified stock options. Although AutoZone receives an income tax deduction for an employee's gain on non-qualified stock options, AutoZone does not receive a similar deduction of the exercise of ISOs. Therefore, AutoZone stopped granting ISOs beginning in fiscal 2013.

AutoZone grants stock options annually. Currently, the annual grants are reviewed and approved by the Compensation Committee in the meeting (typically in late September or early October) at which it reviews prior year results, determines incentive payouts, and takes other compensation actions affecting its executive officers. The Compensation Committee has not delegated its authority to grant stock options; all grants are directly approved by the Compensation Committee. Option grant amounts for the Chief Executive Officer's direct reports and other senior executives are recommended to the Compensation Committee by the Chief Executive Officer, based on individual performance and the size and scope of the position held. AutoZone's practice is to limit the total option shares granted to its employees during the annual grant process to approximately one percent of common shares outstanding. The annual grant is typically made near the beginning of the fiscal year and does not include a limited number of promotional or new hire grants that may be made during the fiscal year. The Committee reserves the right to deviate from this policy as it deems appropriate.

Newly promoted or hired officers may receive an option grant shortly after their hire or promotion. As a general rule, new hire or promotional stock options are approved and effective on the date of a regularly scheduled meeting of the Compensation Committee. On occasion, these interim grants may be approved by unanimous written consent of the Compensation Committee. The grants are recommended to the Compensation Committee by the Chief Executive Officer based on individual circumstances (e.g., what may be required in order to attract a new executive). Internal promotional grants are prorated based on the time elapsed since the officer received a regular annual grant of stock options.

On December 15, 2010, AutoZone's Compensation Committee authorized the grant of an award of 25,000 performance-restricted stock units ("PRSUs") to William C. Rhodes, III, AutoZone's Chairman, President and CEO. The PRSUs are earned and vest as follows:

- 100% of the PRSUs shall be earned either

  (a) on the date on which AutoZone's stock price reaches $461.12 or more per share for five consecutive trading days on or before October 1, 2015; or

  (b) AutoZone achieves a Diluted Earnings Per Share equal to or greater than $29.94 on the last day of any fiscal year between the grant date and August 29, 2015.

  If one of these performance conditions is met, the PRSUs earned will vest on October 1, 2015 only if Mr. Rhodes is employed by AutoZone through October 1, 2015.

- In the event that neither of the performance conditions above is met, then 80% (20,000) of the PRSUs shall be earned if:

  (a) AutoZone's stock price reaches $461.12 or more per share for five consecutive trading days on or before October 1, 2016; or

  (b) AutoZone achieves a Diluted Earnings Per Share equal to or greater than $29.94 on the last day of any fiscal year between the grant date and August 27, 2016.

  If one of these performance conditions is met, the PRSUs earned will vest on October 1, 2016 only if Mr. Rhodes is employed by AutoZone through October 1, 2016.

  Assuming shares are earned and vest, the units will be delivered as shares of AutoZone common stock.

The purpose of this one-time award is to motivate continued high performance while enhancing the retention characteristics of the compensation package applicable to the Chief Executive Officer:

Performance	Retention
• The target financial measures, diluted earnings per share and stock price, relate directly to stockholder success. • Achieving a payout under the award terms requires continued and sustained high performance.	• The potential realizable value of the award is significant, while remaining balanced by other elements of the compensation program to mitigate against risk related to unintended consequences. • The terms of the grant require Mr. Rhodes to remain actively employed at least through the applicable vesting date, even if one or both of the performance goals is reached prior to then.

For more information about our stock-based plans, see Discussion of Plan-Based Awards Table on page 36.

Stock purchase plans. AutoZone maintains the Employee Stock Purchase Plan which enables all employees to purchase AutoZone common stock at a discount, subject to IRS-determined limitations. Based on IRS rules, we limit the annual purchases in the Employee Stock Purchase Plan to no more than $15,000, and no more than 10% of eligible compensation. To support and encourage stock ownership by our executives, AutoZone also established a non-qualified stock purchase plan. The Fifth Amended and Restated AutoZone, Inc. Executive Stock Purchase Plan ("Executive Stock Purchase Plan") permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan.

The Executive Stock Purchase Plan operates in a similar manner to the tax-qualified Employee Stock Purchase Plan, in that it allows executives to contribute after-tax compensation for use in making quarterly purchases of AutoZone common stock. Options are granted under the Executive Stock Purchase Plan each calendar quarter and consist of two parts: a restricted share option and an unvested share option. Shares are purchased under the restricted share option at 100% of the closing price of AutoZone stock at the end of the calendar quarter (i.e., not at a discount), and a number of shares are issued under the unvested share option at no cost to the executive, so that the total number of shares acquired upon exercise of both options is equivalent to the number of shares that could have been purchased with the deferred funds at a price equal to 85% of the stock price at the end of the quarter. The unvested shares are subject to forfeiture if the executive does not remain with the company for one year after the grant date. After one year, the shares vest, and the executive owes taxes based on the share price on the vesting date (unless a so-called 83(b) election was made on the date of grant).

The table below can be used to compare and contrast the stock purchase plans. For more information about the Executive Stock Purchase Plan, see Discussion of Plan-Based Awards Table on page 36.

	Employee Stock Purchase Plan	Executive Stock Purchase Plan
Contributions	After tax, limited to lower of 10% of eligible compensation or $15,000	After tax, limited to 25% of eligible compensation
Discount	15% discount based on lowest price at beginning or end of the quarter	15% discount based on quarter-end price
Vesting	None (one-year holding period only)	Shares granted to represent 15% discount restricted for one year; one-year holding period for shares purchased at fair market value

	Employee Stock Purchase Plan	Executive Stock Purchase Plan
Taxes — Individual	Ordinary income in amount of spread; capital gains for appreciation; taxed when shares sold	Ordinary income when restrictions lapse (83(b) election optional)
Taxes — Company	No deduction unless "disqualifying disposition"	Deduction when included in employee's income

How does the Compensation Committee consider and determine executive and director compensation?

Chief Executive Officer. The Compensation Committee establishes the compensation level for the Chief Executive Officer, including base salary, annual cash incentive compensation, and stock-based awards. The Chief Executive Officer's compensation is reviewed annually by the Compensation Committee in conjunction with a review of his individual performance by the non-management directors, taking into account all forms of compensation, including base salary, annual cash incentive, stock options and other stock-based awards, and the value of other benefits received.

Other Executive Officers. The Compensation Committee reviews and establishes base salaries for AutoZone's executive officers other than the Chief Executive Officer based on each executive officer's individual performance during the past fiscal year and on the recommendations of the Chief Executive Officer. The Compensation Committee approves the annual cash incentive amounts for the executive officers, which are determined by objectives established by the Compensation Committee at the beginning of each fiscal year as discussed above. The actual incentive amount paid depends on performance relative to the target objectives.

The Compensation Committee approves awards of stock options to many levels of management, including executive officers. Stock options are granted to executive officers upon initial hire or promotion, and thereafter are typically granted annually in accordance with guidelines established by the Compensation Committee as discussed above. The actual grant is determined by the Compensation Committee based on the guidelines and the performance of the individual in the position. The Compensation Committee considers the recommendations of the Chief Executive Officer. The Compensation Committee also approves awards of other stock-based compensation.

Management Stock Ownership Requirement. To further reinforce AutoZone's objective of driving long-term stockholder results, AutoZone maintains a stock ownership requirement for all Executive Committee members (a total of 11 individuals at the end of fiscal 2013). Covered executives must attain a specified minimum level of stock ownership, based on a multiple of their base salary, within 5 years of the executive's placement into a covered position. Executives who are promoted into a position with a higher multiple will have an additional 3 years to attain the required ownership level. In order to calculate whether each executive meets the ownership requirement, we total the value of each executive's holdings of whole shares of stock and the intrinsic (or "in-the-money") value of vested stock options, based on the fiscal year-end closing price of AutoZone stock, and compare that value to the appropriate multiple of fiscal year-end base salary.

To encourage full participation in our equity plans, all AutoZone stock acquired under those plans is included in the executive's holdings for purposes of calculating his or her ownership. This includes vested stock options and vested shares which have restrictions on sale.

Key features of the stock ownership requirement are summarized in the table below:

Ownership Requirement	• Chief Executive Officer	5 times base salary
	• Executive Vice President	3 times base salary
	• Senior Vice President	2 times base salary

Holding Requirements	• Individuals who have not achieved the ownership requirement within the specified period will be required to hold 50% of net after-tax shares upon exercise of any stock option, and may not sell any shares of AZO. • Guidelines will no longer apply after an executive reaches age 62, in order to facilitate appropriate financial planning as retirement approaches. The Compensation Committee may waive the guidelines for any other executive at its discretion.
Ownership Definition	• Shares of stock directly owned; • Unvested Shares acquired via the Executive Stock Purchase Plan; and • Vested stock options acquired via the AutoZone Stock Option Plan (based on the "in-the-money" value).

Under AutoZone's insider trading policies, all transactions involving put or call options on the stock of AutoZone are prohibited at all times. Officers and directors and their respective family members may not directly or indirectly participate in transactions involving trading activities which by their aggressive or speculative nature may give rise to an appearance of impropriety.

What roles do the Chief Executive Officer and other executive officers play in the determination of executive compensation?

The Chief Executive Officer attends most meetings of the Compensation Committee and participates in the process by answering Compensation Committee questions about pay philosophy and by ensuring that the Compensation Committee's requests for information are fulfilled. He also assists the Compensation Committee in determining the compensation of the executive officers by providing recommendations and input about such matters as individual performance, tenure, and size, scope and complexity of their positions. The Chief Executive Officer makes specific recommendations to the Compensation Committee concerning the compensation of his direct reports and other senior executives, including the executive officers. These recommendations usually relate to base salary increases, changes to annual incentive targets and stock option grants. The Chief Executive Officer also recommends pay packages for newly hired executives. Management provides the Compensation Committee with data, analyses and perspectives on market trends and annually prepares information to assist the Compensation Committee in its consideration of such recommendations. Annual incentive awards are based on achievement of business objectives set by the Compensation Committee, but the Compensation Committee may exercise negative discretion, and if it does so, it is typically in reliance on the Chief Executive Officer's assessment of an individual's performance.

The Chief Executive Officer does not make recommendations to the Compensation Committee regarding his own compensation. The Senior Vice President, Human Resources has direct discussions with the Compensation Committee Chair regarding the Compensation Committee's recommendations on the Chief Executive Officer's compensation; however, Compensation Committee discussions of specific pay actions related to the Chief Executive Officer are held outside his presence.

Does AutoZone use compensation consultants?

Neither AutoZone management nor the Compensation Committee hired executive compensation consultants during fiscal 2013. Although historically we have hired consultants to provide services from time to time, it is not our usual practice, and as discussed previously, AutoZone does not regularly engage consultants as part of our annual review and determination of executive compensation. The Compensation Committee has authority, pursuant to its charter, to hire consultants of its selection to advise it with respect to AutoZone's compensation programs, and it may also limit the use of the Compensation Committee's compensation consultants by AutoZone's management as it deems appropriate.

What are AutoZone's peer group and compensation benchmarking practices?

AutoZone reviews publicly-available data from a peer group of companies to help us ensure that our overall compensation remains competitive. The peer group data we use is from proxy filings and other published sources — it is not prepared or compiled especially for AutoZone.

We periodically review the appropriateness of this peer group. It typically has changed when such events as acquisitions and spin-offs have occurred. The peer group companies listed below, which remained unchanged in 2013, were selected in 2010 using the following criteria:

- Direct competitors;
- Companies with which we compete for talent, customers and capital; and
- Companies with revenues ranging between 50% and 200% of AutoZone's revenues.

AutoZone Peer Group

Advance Auto Parts	Dollar Tree	O'Reilly Automotive
Barnes & Noble	Family Dollar Stores	Pep Boys-Manny Moe & Jack
Bed Bath & Beyond	Foot Locker	PetSmart
Brinker International	Gamestop	Radioshack
Darden Restaurants	Gap Stores	Ross Stores
Dick's Sporting Goods	Genuine Parts	Sherwin Williams
Dollar General	Limited Brands	Starbucks
		Yum! Brands

We do not use information from the peer group or other published sources to set targets or make individual compensation decisions. AutoZone does not engage in "benchmarking," such as targeting base salary at peer group median for a given position. Rather we use such data as context in reviewing AutoZone's overall compensation levels and approving recommended compensation actions. Broad survey data and peer group information are just two elements that we find useful in maintaining a reasonable and competitive compensation program. Other elements that we consider are individual performance, Company performance, individual tenure, position tenure, and succession planning.

What is AutoZone's policy concerning the taxation of compensation?

The Compensation Committee considers the provisions of Section 162(m) of the Internal Revenue Code which allows the Company to take an income tax deduction for compensation up to $1 million and for certain compensation exceeding $1 million paid in any taxable year to a "covered employee" as that term is defined in the Code. There is an exception for qualified performance-based compensation, and AutoZone's compensation program is designed to maximize the tax deductibility of compensation paid to executive officers, where possible. Plans or payment types which qualify as performance-based compensation include the EICP, PRSUs and stock options. However, the Compensation Committee may authorize payments which are not deductible where it is in the best interests of AutoZone and its stockholders.

Base salaries, restricted stock awards, Executive Stock Purchase Plan vested shares, and certain benefits and perquisites do not qualify as performance-based under 162(m). For fiscal 2013, the compensation of the Chief Executive Officer, as well as the other Named Executive Officers, was fully deductible in 2013, because in no case did the sum of this compensation exceed $1 million.

Section 409A of the Internal Revenue Code was created with the passage of the American Jobs Creation Act of 2004. These new tax regulations create strict rules related to non-qualified deferred compensation earned and vested on or after January 1, 2005. The Internal Revenue Service periodically releases Notices and other guidance related to Section 409A, and AutoZone continues to take actions necessary to comply with the Section's requirements by the deadlines established by the Internal Revenue Service.

Compensation Committee Report

The Compensation Committee of the Board of Directors (the "Committee") has reviewed and discussed with management the Compensation Discussion and Analysis ("CD&A"). Based on the review and discussions, the Committee recommended to the Board of Directors that the CD&A be included in this proxy statement.

Members of the Compensation Committee:
Earl G. Graves, Jr., Chair
W. Andrew McKenna
George R. Mrkonic, Jr.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee is composed solely of independent, non-employee directors. The members of the Compensation Committee of the Board of Directors during the 2013 fiscal year are listed above. In addition, Robert R. Grusky served as a member of the Compensation Committee until December 2012.

Compensation Program Risk Assessment

AutoZone's management conducts an annual assessment of the compensation plans and programs that apply throughout the Company, including those plans and programs in which our executives participate. The assessment is performed by key members of AutoZone's human resources, finance, operations, and legal teams, and entails thorough discussions of each plan's or program's design and operation. The findings are reviewed by senior management prior to being reviewed and discussed with the Compensation Committee.

Plan elements which are reviewed include participants, performance measures, performance and payout curves or formulas, how target level performance is determined (including whether any thresholds and caps exist), how frequently payouts occur, and the mix of fixed and variable compensation which the plan delivers. The plans and programs are also reviewed from the standpoint of reasonableness (e.g., how target and above-target pay levels compare to similar plans for similar populations at other companies, and how payout amounts relate to the results which generate the payment), how well the plans and programs are aligned with AutoZone's goals and objectives, and from an overall standpoint, whether these plans and programs represent an appropriate mix of short- and long-term compensation.

The purpose of these reviews is to determine whether the risks related to the design and operation of these plans and programs, if present, are reasonably likely to have a material adverse effect on the company. We believe that our compensation policies and practices do not encourage excessive risk-taking and are not reasonably likely to have a material adverse effect on the company. The various mitigating factors which support this conclusion include:

- Oversight of the management incentive plan and all stock-based compensation by the Compensation Committee of the Board of Directors;
- Senior management oversight of key plans and programs, including approving target level payouts, setting financial and operating goals, and approving payouts;
- Administration and oversight of plans and programs by multiple functions within the Company (e.g., finance, operations and human resources);

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- Interrelationship between measures (e.g., correlation between economic profit performance and appreciation in the per-share price of AutoZone's stock);
- Vesting and stock ownership requirements for executive officers which encourage long-term perspectives among participants; and
- A preference for performance measures which result in payments only upon achievement of ultimate financial results.

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SUMMARY COMPENSATION TABLE

This table shows the compensation paid to the Named Executive Officers.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)(4)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change In Pension Value & Non-qualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
William C. Rhodes III	2013	1,019,231	—	90,043	2,513,124	1,509,736	—	173,031	5,305,165
Chairman, President &	2012	1,000,000	—	88,997	2,142,316	1,316,000	—	194,168	4,741,481
Chief Executive Officer	2011	992,308	—	6,609,251	1,575,207	2,009,424	—	173,829	11,360,019
William T. Giles	2013	536,039	—	21,521	1,519,044	476,405	—	74,942	2,627,951
Executive Vice President,	2012	501,000	—	20,192	1,262,993	494,487	—	70,060	2,348,732
Finance, IT & ALLDATA/ Chief Financial Officer	2011	487,692	—	7,633	919,610	740,683	—	55,013	2,210,631
Harry L. Goldsmith	2013	450,096	—	8,861	1,385,011	400,023	—	111,468	2,355,459
Executive Vice President,	2012	420,885	—	7,149	1,151,849	415,414	—	117,948	2,113,245
General Counsel & Secretary	2011	410,154	—	3,544	842,975	622,922	—	70,602	1,950,197
William W. Graves .... Senior Vice President, Supply Chain & International	2013	414,615	—	9,850	1,049,927	294,792	—	77,360	1,846,544
Ronald B. Griffin(8)	2013	407,692	75,000	—	1,049,927	289,870	—	20,940	1,843,429
Senior Vice President/ Chief Information Officer	2012	84,615	75,000	—	2,463,121	66,813	—	12,903	2,702,452

(1) Fiscal 2013 was 53 weeks compared to 52 weeks for each of fiscal 2012 and 2011, which resulted in payment of one additional week of base salary for each Named Executive Officer.

(2) Annual incentive awards were paid pursuant to the EICP and therefore appear in the "non-equity incentive plan compensation" column of the table. Mr. Griffin's bonus payment in this column reflects the first of two installments of a sign-on bonus in fiscal 2012 and the second installment of the sign-on bonus in fiscal 2013.

(3) Represents shares acquired pursuant to the Executive Stock Purchase Plan and the 2011 Equity Plan. See "Compensation Discussion and Analysis" on page 20 for more information about these plans. Mr. Rhodes' 2011 awards include a grant of performance-restricted stock units pursuant to the 2011 Equity Plan. See "Compensation Discussion and Analysis—Stock Compensation" on page 25 for more information about this grant. See Note B, Share-Based Payments, to our consolidated financial statements in our 2013 Annual Report for a description of the 2011 Equity Plan and the Executive Stock Purchase Plan and the accounting and assumptions used in calculating expenses in accordance with FASB ASC Topic 718.

(4) The value of stock awards and option awards was determined as required by FASB ASC Topic 718. There is no assurance that these values will be realized. See Note B, Share-Based Payments, to our consolidated financial statements in our 2013 Annual Report for details on assumptions used in the valuation.

(5) Incentive amounts were earned for the 2013 fiscal year pursuant to the EICP and were paid in October, 2013. See "Compensation Discussion and Analysis" on page 20 for more information about this plan.

(6) Our defined benefit pension plans were frozen in December 2002, and accordingly, benefits do not increase or decrease. See the Pension Benefits table on page 40 for more information. We did not provide above-market or preferential earnings on deferred compensation in 2011, 2012 or 2013.

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(7) All Other Compensation includes the following:

Name		Perquisites and Personal Benefits(A)	Tax Gross-ups	Company Contributions to Defined Contribution Plans(C)	Life Insurance Premiums	Other(D)
William C. Rhodes III	2013	$62,406(B)	$2,971	$ 92,794	$14,860	$ 0
	2012	$58,111(B)	$ 0	$120,646	$15,411	$ 0
	2011	$64,335(B)	$1,502	$100,233	$ 7,759	$ 0
William T. Giles	2013	$26,214	$ 0	$ 40,266	$ 8,462	$ 0
	2012	$12,017	$ 0	$ 48,633	$ 9,410	$ 0
	2011	$ 8,414	$ 0	$ 43,177	$ 3,422	$ 0
Harry L. Goldsmith	2013	$53,870(B)	$ 0	$ 33,555	$16,543	$7,500
	2012	$51,043(B)	$ 0	$ 41,662	$17,893	$7,350
	2011	$23,905	$ 0	$ 36,467	$ 2,880	$7,350
William W. Graves	2013	$47,833(B)	$ 0	$ 25,682	$ 3,845	$ 0
Ronald B. Griffin	2013	$12,615	$1,976	$ 0	$ 6,349	$ 0
	2012	$11,993	$ 0	$ 0	$ 910	$ 0

(A) Perquisites and personal benefits for all Named Executive Officers include Company-provided home security system and/or monitoring services, airline club memberships and status upgrades, reimbursement of 401(k) fund redemption fees, Company-paid spouse travel, Company-paid long-term disability insurance premiums, and matching charitable contributions under the AutoZone Matching Gift Program.

(B) The perquisites or personal benefits which exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for an executive officer are as follows:

Mr. Rhodes: In each of fiscal 2011, 2012 and 2013, $50,000 in matching charitable contributions were made under the AutoZone Matching Gift Program, under which executives may contribute to qualified charitable organizations and AutoZone provides a matching contribution to the charities in an equal amount, up to $50,000 in the aggregate for each executive officer annually.

Mr. Goldsmith: In 2012, $46,316 in matching charitable contributions were made under the AutoZone Matching Gift Program. In 2013, $49,777 in matching charitable contributions were made under the AutoZone Matching Gift Program.

Mr. Graves: In 2013, $41,395 in matching charitable contributions were made under the AutoZone Matching Gift Program.

(C) Represents employer contributions to the AutoZone, Inc. 401(k) Plan and the AutoZone, Inc. Executive Deferred Compensation Plan.

(D) Represents transition payments to Mr. Goldsmith which the Company pays to certain individuals due to their age and service as of the date the AutoZone, Inc. Associates Pension Plan was frozen.

(8) Mr. Griffin was hired effective June 10, 2012.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth information regarding plan-based awards granted to the Company's Named Executive Officers during the 2013 fiscal year.

Name	Equity Plans Grant Date	Estimated Future Payments Under Nonequity Incentive Plans(1) Threshold ($)	Target ($)	Maximum ($)	All other Stock Awards: Number of shares of Stock or Units (#)(2)	All other Option Awards: Number of securities underlying options (#)(3)	Exercise or base price of option awards ($)	Grant date fair value of stock and option awards ($)
William C. Rhodes III		625,000	1,250,000	N/A				
	9/27/2012					22,500	371.47	2,513,124
	9/30/2012				34			12,569
	12/31/2012				154			54,582
	3/31/2013				31			12,300
	6/30/2013				25			10,592
								2,603,167
William T. Giles		198,750	397,500	N/A				
	9/27/2012					13,600	371.47	1,519,044
	9/30/2012				5			1,848
	12/31/2012				29			10,278
	3/31/2013				13			5,158
	6/30/2013				10			4,237
								1,540,565
Harry L. Goldsmith		166,875	333,750	N/A				
	9/27/2012					12,400	371.47	1,385,011
	12/31/2012				25			8,861
								1,393,872
William W. Graves		122,400	244,800	N/A				
	9/27/2012					9,400	371.47	1,049,927
	9/30/2012				1			370
	12/31/2012				21			7,443
	3/31/2013				3			1,190
	6/30/2013				2			847
								1,059,777
Ronald B. Griffin		120,000	240,000	N/A				
	9/27/2012					9,400	371.47	1,049,927
								1,049,927

(1) Represents potential threshold, target and maximum incentive compensation for the 2013 fiscal year under the EICP based on each officer's salary on the date the 2013 fiscal year targets were approved. The amounts actually paid for the 2013 fiscal year are described in the "Non-Equity Incentive Plan Compensation" column in the Summary Compensation Table. The "threshold" is the minimum payment level under the EICP which is 50% of the target amount. There is no overall percentage maximum; however, awards paid to any individual pursuant to the EICP may not exceed $4 million. See "Compensation Discussion and Analysis" at page 20 and the discussion following this table for more information on the EICP.

(2) Represents shares awarded pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" at page 20 and the discussion following this table for more information on the Executive Stock Purchase Plan.

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(3) Represents options awarded pursuant to the 2011 Equity Plan. See "Compensation Discussion and Analysis" at page 20 and the discussion following this table for more information on equity plans.

Discussion of Plan-Based Awards Table

Executive Incentive Compensation Plan. The EICP is intended to be a performance-based compensation plan under Section 162(m) of the Internal Revenue Code. The Company's executive officers, as determined by the Compensation Committee of the Board of Directors, are eligible to participate in the EICP. At the beginning of each fiscal year, the Compensation Committee establishes a goal, which may be a range from a minimum to a maximum attainable bonus, based on one or more of the following measures:

- Earnings
- Earnings per share
- Sales
- Market share
- Operating or net cash flows
- Pre-tax profits
- Earnings before interest and taxes (EBIT)
- Return on invested capital
- Economic value added
- Return on inventory
- EBIT margin
- Sales per square foot
- Comparable store sales

The EICP provides that the goal may be different for different executives. The goals can change annually to support our business objectives. After the end of each fiscal year, the Compensation Committee must certify the attainment of goals under the EICP and direct the amount to be paid to each participant in cash. See "Compensation Discussion and Analysis" on page 20 for more information about the EICP.

Executive Stock Purchase Plan. The Executive Stock Purchase Plan permits participants to acquire AutoZone common stock in excess of the purchase limits contained in AutoZone's Employee Stock Purchase Plan. Because the Executive Stock Purchase Plan is not required to comply with the requirements of Section 423 of the Internal Revenue Code, it has a higher limit on the percentage of a participant's compensation that may be used to purchase shares (25%) and places no dollar limit on the amount of a participant's compensation that may be used to purchase shares under the plan. For more information about the Executive Stock Purchase Plan, see "Compensation Discussion and Analysis" on page 20.

Stock Options. Stock options are awarded to many levels of management, including executive officers, to align the long-term interests of AutoZone's management and our stockholders. During the 2013 fiscal year, 604 AutoZone employees received stock options. The stock options shown in the table were granted pursuant to the 2011 Equity Plan.

Both incentive stock options and non-qualified stock options, or a combination of both, can be granted under the 2011 Equity Plan. Incentive stock options have a maximum term of ten years, and non-qualified stock options have a maximum term of ten years and one day. Options granted during the 2013 fiscal year vest in one-fourth increments over a four-year period. All options granted under the 2011 Equity Plan have an exercise price equal to the fair market value of AutoZone common stock on the date of grant, which is defined as the closing price on the grant date. Option repricing is expressly prohibited by the terms of the 2011 Equity Plan.

Each grant of stock options is governed by the terms of a Stock Option Agreement entered into between the Company and the executive officer at the time of the grant. The Stock Option Agreements provide vesting schedules and other terms of the grants in accordance with the 2011 Equity Plan.

Under the 2011 Equity Plan, participants may receive equity-based compensation in the form of stock appreciation rights, restricted shares, restricted share units, dividend equivalents, deferred stock, stock payments, performance share awards and other incentive awards structured by the Compensation Committee and the Board within parameters set forth in the Plan.

The aggregate number of shares of AutoZone common stock available for equity grants pursuant to the 2011 Equity Plan will be reduced by two shares for every share delivered in settlement of an award other than (i) a stock option, (ii) a stock appreciation right or (iii) any other award for which the holder pays the intrinsic value existing as of the date of grant (such awards, "Full Value Awards"). To the extent that any award other than a Full Value Award is forfeited, expires or is settled in cash without the delivery of shares to the holder, then any shares subject to the award will again be available for the grant of an award pursuant to the 2011 Equity Plan; if such forfeited, expired or cash-settled award is a Full Value Award, then the number of shares available under the 2011 Equity Plan will be increased by two shares for each share subject to the award that is forfeited, expired or cash-settled. However, shares tendered or withheld in payment of the exercise price of an option or in satisfaction of any tax withholding obligations with respect to an award, shares subject to a stock appreciation right that are not issued in connection with the stock settlement of the stock appreciation right on exercise thereof, and shares purchased on the open market with the cash proceeds from the exercise of options, will not again be available for the grant of an award pursuant to the 2011 Equity Plan. Any shares of restricted stock repurchased by AutoZone at the same price paid by the participant, so that such shares are returned to AutoZone, will again be available for awards granted pursuant to the 2011 Equity Plan. The payment of dividend equivalents in cash in conjunction with any outstanding awards will not be counted against the shares available for issuance under the 2011 Equity Plan.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding stock option awards under the 2011 Equity Plan, the 2006 Stock Option Plan and the Third Amended and Restated AutoZone, Inc. 1996 Stock Option Plan ("1996 Stock Option Plan"), other outstanding equity awards under the 2011 Equity Plan, and unvested shares under the Executive Stock Purchase Plan for the Company's Named Executive Officers as of August 31, 2013:

		Option Awards				Stock Awards	
		Number of securities underlying unexercised options(1)					
Name	Grant Date	Exercisable	Unexercisable	Option Exercise Price	Option Expiration Date	Number of shares of stock that have not vested(2)	Market value of shares of stock that have not vested(3)
William C. Rhodes III	10/15/05	24,427	0	$ 82.00	10/16/15		
	09/26/06	43,500	0	$103.44	09/27/16		
	09/25/07	38,600	0	$115.38	09/26/17		
	09/22/08	32,000	0	$130.79	09/23/18		
	09/29/09	19,875	6,625	$142.77	09/30/19		
	09/29/09	375	125	$142.77	09/29/19		
	09/29/10	11,850	11,850	$228.20	09/30/20		
	09/29/10	350	350	$228.20	09/29/20		
	09/27/11	5,200	15,600	$326.00	09/28/21		
	09/27/11	100	300	$326.00	09/27/21		
	09/27/12	0	22,500	$371.47	09/28/22		
	12/15/10					25,000(4)	$10,498,500
	09/30/12					34	$ 14,278
	12/31/12					154	$ 64,671
	03/31/13					31	$ 13,018
	06/30/13					25	$ 10,499
Totals		**176,277**	**57,350**			**25,244**	**$10,600,966**
William T. Giles	06/06/06	5,000	0	$ 89.76	06/07/16		
	09/26/06	23,000	0	$103.44	09/27/16		
	09/26/06	2,000	0	$103.44	09/26/16		
	09/25/07	21,400	0	$115.38	09/26/17		
	09/25/07	1,600	0	$115.38	09/25/17		
	09/22/08	18,400	0	$130.79	09/23/18		
	09/29/09	11,850	3,950	$142.77	09/30/19		
	09/28/10	450	450	$225.74	09/28/20		
	09/28/10	6,750	6,750	$225.74	09/29/20		
	09/27/11	3,000	9,000	$326.00	09/28/21		
	09/27/11	125	375	$326.00	09/27/21		
	09/27/12	0	13,600	$371.47	09/28/22		
	09/30/12					5	$ 2,100
	12/31/12					29	$ 12,178
	03/31/13					13	$ 5,459
	06/30/13					10	$ 4,199
Totals		**93,575**	**34,125**			**57**	**$ 23,936**
Harry L. Goldsmith	09/29/09	0	3,500	$142.77	09/30/19		
	09/29/09	0	125	$142.77	09/29/19		
	09/28/10	0	6,250	$225.74	09/29/20		
	09/28/10	0	350	$225.74	09/28/20		
	09/27/11	2,750	8,250	$326.00	09/28/21		
	09/27/11	0	300	$326.00	09/27/21		
	09/27/12	0	12,400	$371.47	09/28/22		
	12/31/12					25	$ 10,499
Totals		**2,750**	**31,175**			**25**	**$ 10,499**

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Name	Grant Date	Option Awards: Number of securities underlying unexercised options(1) Exercisable	Option Awards: Number of securities underlying unexercised options(1) Unexercisable	Option Exercise Price	Option Expiration Date	Stock Awards: Number of shares of stock that have not vested(2)	Stock Awards: Market value of shares of stock that have not vested(3)
William W. Graves	09/22/08	17,000	0	$130.79	09/23/18		
	09/29/09	9,000	3,000	$142.77	09/30/19		
	09/28/10	5,250	5,250	$225.74	09/29/20		
	09/28/10	450	450	$225.74	09/28/20		
	09/27/11	2,375	7,125	$326.00	09/28/21		
	09/27/11	125	375	$326.00	09/27/21		
	09/27/12	0	9,400	$371.47	09/28/22		
	09/30/12					1	$ 420
	12/31/12					21	$ 8,819
	03/31/13					3	$ 1,260
	06/30/13					2	$ 840
Totals		**34,200**	**25,600**			**27**	**$11,339**
Ronald B. Griffin	06/12/12	5,250	15,750	$386.65	06/13/22		
	09/27/12	0	9,400	$371.47	09/28/22		
Totals		**5,250**	**25,150**				

(1) Stock options vest annually in one-fourth increments over a four-year period. Both incentive stock options and non-qualified stock options have been awarded.

(2) Unless otherwise noted, represents shares acquired pursuant to unvested share options granted under the Executive Stock Purchase Plan. Such shares vest on the first anniversary of the date the option was exercised under the plan, and will vest immediately upon a participant's termination of employment without cause or the participant's death, disability or retirement.

(3) Based on the closing price of AutoZone common stock on August 30, 2013 ($419.94 per share).

(4) Represents a grant of performance-restricted stock units pursuant to the 2011 Equity Plan.

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OPTION EXERCISES AND STOCK VESTED

The following table sets forth information regarding stock option exercises and vested stock awards for the Company's Named Executive Officers during the fiscal year ended August 31, 2013:

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)(1)	Number of shares acquired on vesting (#)(2)	Value realized on vesting ($)(3)
William C. Rhodes III	53,473	16,182,871	266	98,248
William T. Giles	15,000	4,095,065	61	22,200
Harry L. Goldsmith	90,375	23,793,594	22	7,797
William W. Graves	21,000	6,165,183	26	9,342

(1) If the shares were sold immediately upon exercise, the value realized on exercise of the option is the difference between the actual sales price and the exercise price of the option. Otherwise, the value realized is the difference between the closing price of AutoZone common stock on the New York Stock Exchange on the date of exercise and the exercise price of the option.

(2) Represents shares acquired pursuant to the Executive Stock Purchase Plan. See "Compensation Discussion and Analysis" on page 20 for more information about this plan.

(3) Based on the closing price of AutoZone common stock on the vesting date.

PENSION BENEFITS

The following table sets forth information regarding pension benefits for the Company's Named Executive Officers as of August 31, 2013:

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
William C. Rhodes III	AutoZone, Inc. Associates Pension Plan	7	67,394	—
	AutoZone, Inc. Executive Deferred Compensation Plan		40,606	—
William T. Giles	N/A			
Harry L. Goldsmith	AutoZone, Inc. Associates Pension Plan	9	181,378	—
	AutoZone, Inc. Executive Deferred Compensation Plan		217,360	—
William W. Graves	AutoZone, Inc. Associates Pension Plan	9	88,068	—
	AutoZone, Inc. Executive Deferred Compensation Plan		13,488	—
Ronald B. Griffin	N/A			—

(1) As the plan benefits were frozen as of December 31, 2002, there is no service cost and increases in future compensation levels no longer impact the calculations. The benefit of each participant is accrued based on a funding formula computed by our independent actuaries, Mercer. See Note L, Pension and Savings Plans, to our consolidated financial statements in our 2013 Annual Report for a discussion of our assumptions used in determining the present value of the accumulated pension benefits.

Prior to January 1, 2003, substantially all full-time AutoZone employees were covered by a defined benefit pension plan, the AutoZone, Inc. Associates Pension Plan (the "Pension Plan"). The Pension Plan is a traditional defined benefit pension plan which covered full-time AutoZone employees who were at least 21 years old and had completed one year of service with the Company. The benefits under the Pension Plan were based on years of service and the employee's highest consecutive five-year average compensation. Compensation included total annual earnings shown on Form W-2 plus any amounts directed on a tax-deferred basis into Company-sponsored benefit plans, but did not include reimbursements or other expense allowances, cash or non-cash fringe benefits, moving expenses, non-cash compensation (regardless of whether it resulted in imputed income), long-term cash incentive payments, gain on exercise of stock options, payments under any insurance plan, payments under any weekly-paid indemnity plan, payments under any long term disability plan, nonqualified deferred compensation, or welfare benefits.

AutoZone also maintained a supplemental defined benefit pension plan for certain highly compensated employees to supplement the benefits under the Pension Plan as part of our Executive Deferred Compensation Plan (the "Supplemental Pension Plan"). The purpose of the Supplemental Pension Plan was to provide any benefit that could not be provided under the qualified plan due to IRS limitations on the amount of salary that could be recognized in the qualified plan. The benefit under the Supplemental Pension Plan is the difference between (a) the amount of benefit determined under the Pension Plan formula but using the participant's total compensation without regard to any IRS limitations on salary that can be recognized under the qualified plan, less (b) the amount of benefit determined under the Pension Plan formula reflecting the IRS limitations on compensation that can be reflected under a qualified plan.

In December 2002, both the Pension Plan and the Supplemental Pension Plan were frozen. Accordingly, all benefits to all participants in the Pension Plan were fixed and could not increase, and no new participants could join the plans.

Annual benefits to the Named Executive Officers are payable upon retirement at age 65. Sixty monthly payments are guaranteed after retirement. The benefits will not be reduced by Social Security or other amounts received by a participant. The basic monthly retirement benefit is calculated as 1% of average monthly compensation multiplied by a participant's years of credited service. Benefits under the Pension Plan may be taken in one of several different annuity forms. The actual amount a participant would receive depends upon the payment method chosen.

A participant in the Pension Plan is eligible for early retirement under the plan if he or she is at least 55 years old AND was either (a) a participant in the original plan as of June 19, 1976; or (b) has completed at least ten (10) years of service for vesting (i.e. years in which the participant worked at least 1,000 hours after becoming a Pension Plan participant). The early retirement date will be the first of any month after the participant meets these requirements and chooses to retire. Benefits may begin immediately, or the participant may elect to begin receiving them on the first of any month between the date he or she actually retires and the normal retirement date. If a participant elects to begin receiving an early retirement benefit before the normal retirement date, the amount of the accrued benefit will be reduced according to the number of years by which the start of benefits precedes the normal retirement date. Mr. Goldsmith is eligible for early retirement under the Pension Plan.

Messrs. Rhodes and Goldsmith are participants in the Pension Plan and the Supplemental Pension Plan. No named officers received payment of a retirement benefit in fiscal 2013.

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NONQUALIFIED DEFERRED COMPENSATION

The following table sets forth information regarding nonqualified deferred compensation for the Company's Named Executive Officers as of and for the year ended August 31, 2013.

Name	Plan	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate withdrawals/ distributions ($)	Aggregate Balance at Last FYE ($)
William C. Rhodes III	Executive Deferred Compensation Plan	547,108	82,640	867,733	—	5,640,793
William T. Giles	Executive Deferred Compensation Plan	63,603	30,066	39,665	—	377,219
Harry L. Goldsmith	Executive Deferred Compensation Plan	43,660	23,655	39,876	(85,531)	374,365
William W. Graves	Executive Deferred Compensation Plan	134,750	15,449	26,994	(19,261)	489,236
Ronald B. Griffin	Executive Deferred Compensation Plan	—	—	—	—	—

(1) Represents contributions by the Named Executive Officers under the AutoZone, Inc. Executive Deferred Compensation Plan (the "EDCP"). Such contributions are included under the appropriate "Salary" and "Non-Equity Incentive Plan Compensation" columns for the Named Executive Officers in the Summary Compensation Table.

(2) Represents matching contributions by the Company under the EDCP. Such contributions are included under the "All Other Compensation" column for the Named Executive Officers in the Summary Compensation Table.

(3) Represents the difference between the aggregate balance at end of fiscal 2013 and the end of fiscal 2012, excluding (i) contributions made by the executive officer and the Company during fiscal 2013 and (ii) any withdrawals or distributions during fiscal 2013. None of the earnings in this column were included in the Summary Compensation Table because they were not preferential or above market.

Officers of the Company with the title of vice president or higher based in the United States are eligible to participate in the EDCP after their first year of employment with the Company. As of August 31, 2013, there were 42 such officers of the Company. The EDCP is a nonqualified plan that allows officers to make a pretax deferral of base salary and bonus compensation. Officers may defer up to 25% of base salary and bonus, minus deferrals under the 401(k) plan. The Company matches 100% of the first 3% of deferred compensation and 50% of the next 2% deferred. Participants may select among various mutual funds in which to invest their deferral accounts. Participants may elect to receive distribution of their deferral accounts at retirement or starting in a specific future year of choice before or after anticipated retirement (but not later than the year in which the participant reaches age 75). If a participant's employment with AutoZone terminates other than by retirement or death, the account balance will be paid in a lump sum payment six months after termination of employment. There are provisions in the EDCP for withdrawal of all or part of the deferral account balance in the event of an extreme and unforeseen financial hardship.

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POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Our Named Executive Officers may receive certain benefits if their employment terminates under specified circumstances. These benefits derive from Company policies, plans, agreements and arrangements described below.

Agreement with Mr. Rhodes

In February 2008, Mr. Rhodes and AutoZone entered into an agreement (the "Agreement") providing that if Mr. Rhodes' employment is terminated by the Company without cause, he will receive severance benefits consisting of an amount equal to 2.99 times his then-current base salary, a lump sum prorated share of any unpaid annual bonus incentive for periods during which he was employed, and AutoZone will pay the cost of COBRA premiums to continue his medical, dental and vision insurance benefits for up to 18 months to the extent such premiums exceed the amount Mr. Rhodes had been paying for such coverage during his employment. The Agreement further provides that Mr. Rhodes will not compete with AutoZone or solicit its employees for a three-year period after his employment with AutoZone terminates.

Executive Officer Agreements (Messrs. Giles, Graves and Griffin)

AutoZone's executive officers who do not have written employment agreements, including Messrs. Giles, Graves and Griffin, have entered into agreements ("Severance and Non-Compete Agreements") with the Company providing that if their employment is involuntarily terminated without cause, and if they sign an agreement waiving certain legal rights, they will receive severance benefits in the form of salary continuation for a period of time ranging from 12 months to 24 months, depending on their length of service at the time of termination. Mr. Giles presently has seven years of service, Mr. Graves has 20 years of service and Mr. Griffin has one year of service.

Years of Service	Severance Period
Less than 2	12 months
2 – less than 5	18 months
5 or more	24 months

The executives will also receive a lump sum prorated share of their annual bonus incentive when such incentives are paid to similarly-situated executives. Medical, dental and vision insurance benefits generally continue through the severance period up to a maximum of 18 months, with the Company paying the cost of COBRA premiums to the extent such premiums exceed the amount the executive had been paying for such coverage. An appropriate level of outplacement services may be provided based on individual circumstances.

The Severance and Non-Compete Agreement further provides that the executive will not compete with AutoZone or solicit its employees for a two-year period after his or her employment with AutoZone terminates.

Employment Agreement with Mr. Goldsmith

Mr. Goldsmith's employment agreement (the "Employment Agreement") was amended and restated on December 29, 2008, to bring it into compliance with Section 409A of the Internal Revenue Code. The Employment Agreement originally dated 1999, continues until terminated either by Mr. Goldsmith or by AutoZone.

If the Employment Agreement is terminated by AutoZone for cause, or by Mr. Goldsmith for any reason, Mr. Goldsmith will cease to be an employee, and will cease to receive salary, bonus, and other benefits. "Cause" is defined as the willful engagement in conduct which is demonstrably or materially injurious to AutoZone, monetarily or otherwise. No act or failure to act will be considered "willful" unless done, or omitted to be done, not in good faith and without reasonable belief that the action or omission was in the best interest of AutoZone.

If the Employment Agreement is terminated by AutoZone without cause, and Mr. Goldsmith experiences a "separation from service" (within the meaning of Section 409A and related regulations), Mr. Goldsmith will receive certain benefits for three years after the termination date (the "Continuation Period"). Mr. Goldsmith will receive his then-current base salary during the Continuation Period, and will receive a prorated bonus for the fiscal year in which he was terminated, but no bonuses thereafter. Mr. Goldsmith's stock options that would have vested during the Continuation Period will immediately vest on his termination date, and all vested stock options may be exercised in accordance with the respective stock option agreements until the first to occur of (i) 30 days after the end of the Continuation Period or (ii) the expiration of the respective stock option agreement, without regard to any possible early expiration resulting from Mr. Goldsmith's termination. Medical, dental and vision benefit coverage under an AutoZone group health plan will continue for a period of time equal to the sum of Mr. Goldsmith's maximum COBRA coverage period plus the Continuation Period. Mr. Goldsmith will also receive a lump sum payment equal to three times (3X) the total aggregate annual COBRA premium costs for group medical, dental and vision benefit coverage for himself and his dependents as in effect immediately prior to his termination.

Mr. Goldsmith agrees to release AutoZone from any and all obligations other than those set forth in his Employment Agreement. If Mr. Goldsmith's employment is terminated by AutoZone, or by Mr. Goldsmith for reasons other than a change in control, then he will be prohibited from competing against AutoZone or hiring AutoZone employees for a period of time equal to the Continuation Period. "Change in control" in the Employment Agreement means either the acquisition of a majority of AutoZone's voting securities by or the sale of substantially all of AutoZone's assets to a non-affiliate of the company.

On June 12, 2013, Mr. Goldsmith announced that he will be retiring in January 2014.

Equity Plans

All outstanding, unvested stock options, including those held by the Named Executive Officers, will vest immediately upon the option holder's death pursuant to the terms of the stock option agreements.

Unvested share options under our Executive Stock Purchase Plan, which normally are subject to forfeiture if a participant's employment terminates prior to the first anniversary of their acquisition, will vest immediately if the termination is by reason of the participant's death, disability, termination by the Company without cause, or retirement on or after the participant's normal retirement date. The plan defines "disability, "cause," and "normal retirement date."

Under Mr. Rhodes' Performance-Based Restricted Stock Units Award Agreement, described on page 26, any Restricted Stock Units that have been earned (i.e., the performance conditions have been met) but have not become vested, will become vested and will be paid in shares of AutoZone common stock as soon as practicable after the date of Mr. Rhodes' termination of employment by the Company without cause (as defined in the award agreement) or due to his death or disability. Any Restricted Stock Units which have not been earned as of the date on which Mr. Rhodes' employment with AutoZone terminates for any reason shall not become vested.

Life Insurance

AutoZone provides all salaried employees in active full-time employment in the United States a company-paid life insurance benefit in the amount of two times annual earnings. "Annual earnings" exclude stock compensation and gains realized from stock option exercises, but include salary and incentive compensation received. Additionally, salaried employees are eligible to purchase additional life insurance subject to insurability above certain amounts. The maximum benefit of the company-paid and the additional coverage combined is $5,000,000. All of the Named Executive Officers are eligible for this benefit.

Disability Insurance

All full-time officers at the level of vice president and above are eligible to participate in two executive long-term disability plans. Accordingly, AutoZone purchases individual disability policies for its executive officers that pay 70% of the first $7,143 of insurable monthly earnings in the event of disability. Additionally, the executive officers are eligible to receive an executive long-term disability plan benefit in the amount of 70% of the next $35,714 of insurable monthly earnings to a maximum benefit of $25,000 per month. AutoZone purchases insurance to cover this plan benefit. These two benefits combined provide a maximum benefit of $30,000 per month. The benefit payment for these plans may be reduced by deductible sources of income and disability earnings. Mr. Goldsmith is only covered under the group long-term disability program, under which he is eligible to receive 70% of monthly earnings to a maximum benefit of $30,000 per month.

Proxy

The following table shows the amounts that the Named Executive Officers would have received if their employment had been terminated under specified circumstances on August 31, 2013. This table does not include amounts related to the Named Executive Officers' vested benefits under our deferred compensation and pension plans or pursuant to stock option awards, all of which are described in the tables above.

Name	Voluntary or For Cause Termination ($)	Involuntary Termination Not For Cause ($)	Change in Control ($)	Disability ($)	Death ($)	Normal Retirement ($)
William C. Rhodes, III(1)						
Severance Pay	—	2,990,000	—	—	—	—
Annual Incentive	—	1,509,736	—	1,509,736	1,509,736	1,509,736
Benefits Continuation	—	15,301	—	—	2,884	—
Unvested Stock Options	—	—	—	—	6,794,347	—
Unvested Stock Awards	—	102,466	—	102,466	102,466	102,466
Disability Benefits	—	—	—	6,000,000	—	—
Life Insurance Benefits	—	—	—	—	5,000,000	—
Total	**—**	**4,617,503**	**—**	**7,612,202**	**13,409,433**	**1,612,202**
William T. Giles(2)						
Severance Pay	—	1,060,000	—	—	—	—
Annual Incentive	—	476,405	—	476,405	476,405	476,405
Benefits Continuation	—	17,585	—	—	2,573	—
Unvested Stock Options	—	—	—	—	4,032,941	—
Unvested Stock Awards	—	23,936	—	23,936	23,936	23,936
Disability Benefits	—	—	—	4,320,000	—	—
Life Insurance Benefits	—	—	—	—	2,004,000	—
Total	**—**	**1,577,926**	**—**	**4,820,341**	**6,539,855**	**500,341**
Harry L. Goldsmith(3)						
Salary Continuation	—	1,335,000	—	—	—	—
Annual Incentive	—	400,023	—	400,023	400,023	400,023
Benefits Continuation	—	34,603	—	—	1,493	—
Unvested Stock Options	—	3,540,419	—	—	3,690,676	—
Unvested Stock Awards	—	10,499	—	10,499	10,499	10,499
Disability Benefits	—	—	—	1,440,000	—	—
Life Insurance Benefits	—	—	—	—	1,684,000	—
Total	**—**	**5,320,544**	**—**	**1,850,522**	**5,786,691**	**410,522**
William W. Graves(2)						
Severance Pay	—	816,000	—	—	—	—
Annual Incentive	—	294,792	—	294,792	294,792	294,792
Benefits Continuation	—	15,717	—	—	2,697	—
Unvested Stock Options	—	—	—	—	3,098,618	—
Unvested Stock Awards	—	11,339	—	11,339	11,339	11,339
Disability Benefits	—	—	—	4,260,000	—	—
Life Insurance Benefits	—	—	—	—	1,000,000	—
Total	**—**	**1,137,848**	**—**	**4,566,131**	**4,407,446**	**306,131**
Ronald. B. Griffin(2)						
Severance Pay	—	400,000	—	—	—	—
Annual Incentive	—	289,870	—	289,870	289,870	289,870
Benefits Continuation	—	10,200	—	—	2,884	—
Unvested Stock Options	—	—	—	—	979,935	—
Disability Benefits	—	—	—	1,680,000	—	—
Life Insurance Benefits	—	—	—	—	800,000	—
Total	**—**	**700,070**	**—**	**1,969,870**	**2,072,689**	**289,870**

(1) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect the terms of Mr. Rhodes' Agreement described above. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Annual Incentive is shown at actual annual incentive amount for the 2013 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(2) Severance Pay, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Giles, Mr. Graves and Mr. Griffin under the Severance and Non-Compete Agreements described above. Annual Incentive is shown at actual annual incentive amount for the 2013 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Unvested stock awards are share options under the Executive Stock Purchase Plan, which vest upon involuntary termination not for cause, disability, death or normal retirement. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy.

(3) Salary Continuation, Bonus and Benefits Continuation amounts shown under the "Involuntary Termination Not for Cause" column reflect payments to Mr. Goldsmith under the terms of his Employment Agreement described above. Annual Incentive is shown at actual annual incentive amount for the 2013 fiscal year; it would be prorated if the triggering event occurred other than on the last day of the fiscal year. Upon disability, death or normal retirement, a prorated bonus is paid in accordance with Company policy. Benefits Continuation refers to medical, dental and vision benefits. Unvested stock options are those outstanding, unvested stock options which will vest immediately upon the option holder's death. Additionally, Mr, Goldsmith's Employment Agreement provides that in the event of his termination by AutoZone without cause, stock options that would have vested during the three year "continuation period" vest immediately upon his termination date. Unvested stock awards are share options under the Executive Stock Purchase Plan which vest upon involuntary termination not for cause, disability, death or normal retirement. Disability Benefits are benefits under Company-paid individual long-term disability insurance policy. Life Insurance Benefits are benefits under a Company-paid life insurance policy. Mr. Goldsmith will be retiring in January 2014.

Related Party Transactions

Our Board has adopted a Related Person Transaction Policy (the "Policy") which requires the Audit Committee of the Board to review and approve or ratify all Related Person Transactions. The Audit Committee is to consider all of the available relevant facts and circumstances of each transaction, including but not limited to the benefits to the Company; the impact on a director's independence in the event the Related Person is a director, an immediate family member of a director or an entity in which a director is a partner, shareholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties generally. Related Person Transactions must also comply with the policies and procedures specified in our Code of Ethics and Business Conduct and Corporate Governance Principles, as described below.

The Policy also requires disclosure of all Related Person Transactions that are required to be disclosed in AutoZone's filings with the Securities and Exchange Commission, in accordance with all applicable legal and regulatory requirements.

A "Related Person Transaction" is defined in the Policy as a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) that occurred since the beginning of the

Proxy

Company's most recent fiscal year in which the Company (including any of its subsidiaries) was, is or will be a participant and the amount involved exceeds $120,000 and in which any Related Person had, has or will have a direct or indirect material interest. "Related Persons" include a director or executive officer of the Company, a nominee to become a director of the Company, any person known to be the beneficial owner of more than 5% of any class of the Company's voting securities, any immediate family member of any of the foregoing persons, and any firm, corporation or other entity in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest.

Our Board has adopted a Code of Business Conduct (the "Code of Conduct") that applies to the Company's directors, officers and employees. The Code of Conduct prohibits directors and executive officers from engaging in activities that create conflicts of interest, taking corporate opportunities for personal use or competing with the Company, among other things. Our Board has also adopted a Code of Ethical Conduct for Financial Executives (the "Financial Code of Conduct") that applies to the Company's officers and employees who hold the position of principal executive officer, principal financial officer, principal accounting officer or controller as well as to the Company's officers and employees who perform similar functions ("Financial Executives"). The Financial Code of Conduct requires the Financial Executives to, among other things, report any actual or apparent conflicts of interest between personal or professional relationships involving the Company's management or any other Company employee with a role in financial reporting disclosures or internal controls. Additionally, our Corporate Governance Principles require each director who is faced with an issue that presents, or may give the appearance of presenting, a conflict of interest to disclose that fact to the Chairman of the Board and the Secretary, and to refrain from participating in discussions or votes on such issue unless a majority of the Board determines, after consultation with counsel, that no conflict of interest exists as to such matter.

We have concluded there are no material related party transactions or agreements that were entered into during the fiscal year ended August 31, 2013 and through the date of this proxy statement requiring disclosure under these policies.

Equity Compensation Plans

Equity Compensation Plans Approved by Stockholders

Our stockholders have approved the 2011 Equity Plan, 2006 Stock Option Plan, 1996 Stock Option Plan, the Employee Stock Purchase Plan, the Executive Stock Purchase Plan, the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan.

Equity Compensation Plans Not Approved by Stockholders

The AutoZone, Inc. Second Amended and Restated Director Compensation Plan and the AutoZone, Inc. Fourth Amended and Restated 1998 Director Stock Option Plan were approved by the Board, but were not submitted for approval by the stockholders as then permitted under the rules of the New York Stock Exchange. Both of these plans were terminated in December 2002 and were replaced by the 2003 Director Compensation Plan and the 2003 Director Stock Option Plan, respectively, after the stockholders approved them. No further grants can be made under the terminated plans. However, any grants made under these plans will continue under the terms of the grant made. Only treasury shares are issued under the terminated plans.

Under the Second Amended and Restated Director Compensation Plan, a non-employee director could receive no more than one-half of the annual retainer and meeting fees immediately in cash, and the remainder of the fees were taken in common stock or deferred in stock appreciation rights.

Under the Fourth Amended and Restated 1998 Director Stock Option Plan, on January 1 of each year, each non-employee director received an option to purchase 1,500 shares of common stock, and each non-employee director who owned common stock worth at least five times the annual fee paid to each non-employee director on an annual basis received an additional option to purchase 1,500 shares of common stock. In addition, each new director received an option to purchase 3,000 shares upon election to the Board, plus a portion of the annual directors' option grant prorated for the portion of the year actually served in office. These stock option grants were made at the fair market value as of the grant date.

Summary Table

The following table sets forth certain information as of August 31, 2013, with respect to compensation plans under which shares of AutoZone common stock may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,845,420	$229.53	2,569,312
Equity compensation plans not approved by security holders	7,284	$ 38.18	0
Total	1,852,704	$228.78	2,569,312

Section 16(a) Beneficial Ownership Reporting Compliance

Securities laws require our executive officers, directors, and beneficial owners of more than ten percent of our common stock to file insider trading reports (Forms 3, 4, and 5) with the Securities and Exchange Commission and the New York Stock Exchange relating to the number of shares of common stock that they own, and any changes in their ownership. To our knowledge, all persons related to AutoZone that are required to file these insider trading reports have filed them in a timely manner. Copies of the insider trading reports can be found on the AutoZone corporate website at www.autozoneinc.com.

STOCKHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

Stockholder proposals for inclusion in the Proxy Statement for the Annual Meeting in 2014 must be received by June 30, 2014. In accordance with our Bylaws, stockholder proposals received after August 20, 2014, but by September 19, 2014, may be presented at the Annual Meeting, but will not be included in the Proxy Statement. Any stockholder proposal received after September 19, 2014, will not be eligible to be presented for a vote to the stockholders in accordance with our Bylaws. Any proposals must be mailed to AutoZone, Inc., Attention: Secretary, Post Office Box 2198, Dept. 8074, Memphis, Tennessee 38101-2198.

ANNUAL REPORT

A copy of our Annual Report is being mailed with this Proxy Statement to all stockholders of record.

By order of the Board of Directors,

Harry L. Goldsmith
Secretary

Memphis, Tennessee
October 28, 2013

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AutoZone

Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ Annual Report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended August 31, 2013, or

☐ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from ______ to ______.

Commission file number 1-10714

AUTOZONE, INC.
(Exact name of registrant as specified in its charter)

Nevada (State or other jurisdiction of incorporation or organization)	**62-1482048** (I.R.S. Employer Identification No.)
123 South Front Street, Memphis, Tennessee (Address of principal executive offices)	**38103** (Zip Code)

(901) 495-6500
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock ($.01 par value)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $13,781,127,110.

The number of shares of Common Stock outstanding as of October 21, 2013, was 34,031,760.

Documents Incorporated By Reference

Portions of the definitive Proxy Statement to be filed within 120 days of August 31, 2013, pursuant to Regulation 14A under the Securities Exchange Act of 1934 for the Annual Meeting of Stockholders to be held December 18, 2013, are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I 5
- Item 1. Business 5
  - Introduction 5
  - Marketing and Merchandising Strategy 6
  - Commercial 7
  - Store Operations 8
  - Store Development 9
  - Purchasing and Supply Chain 9
  - Competition 9
  - Trademarks and Patents 10
  - Employees 10
  - AutoZone Websites 10
  - Executive Officers of the Registrant 10
- Item 1A. Risk Factors 12
- Item 1B. Unresolved Staff Comments 15
- Item 2. Properties 16
- Item 3. Legal Proceedings 16
- Item 4. Mine Safety Disclosures 16

PART II 17
- Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 17
- Item 6. Selected Financial Data 19
- Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 20
- Item 7A. Quantitative and Qualitative Disclosures About Market Risk 34
- Item 8. Financial Statements and Supplementary Data 36
- Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure 70
- Item 9A. Controls and Procedures 70
- Item 9B. Other Information 70

PART III 71
- Item 10. Directors, Executive Officers and Corporate Governance 71
- Item 11. Executive Compensation 71
- Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 71
- Item 13. Certain Relationships and Related Transactions, and Director Independence 71
- Item 14. Principal Accounting Fees and Services 71

PART IV 72
- Item 15. Exhibits and Financial Statement Schedules 72

Forward-Looking Statements

Certain statements contained in this annual report are forward-looking statements. Forward-looking statements typically use words such as "believe," "anticipate," "should," "intend," "plan," "will," "expect," "estimate," "project," "positioned," "strategy" and similar expressions. These are based on assumptions and assessments made by our management in light of experience and perception of historical trends, current conditions, expected future developments and other factors that we believe to be appropriate. These forward-looking statements are subject to a number of risks and uncertainties, including without limitation: credit market conditions; the impact of recessionary conditions; competition; product demand; the ability to hire and retain qualified employees; consumer debt levels; inflation; weather; raw material costs of our suppliers; energy prices; war and the prospect of war, including terrorist activity; construction delays; access to available and feasible financing; and changes in laws or regulations. Certain of these risks are discussed in more detail in the "Risk Factors" section contained in Item 1A under Part 1 of this Annual Report on Form 10-K for the year ended August 31, 2013, and these Risk Factors should be read carefully. Forward-looking statements are not guarantees of future performance and actual results; developments and business decisions may differ from those contemplated by such forward-looking statements, and events described above and in the "Risk Factors" could materially and adversely affect our business. Forward-looking statements speak only as of the date made. Except as required by applicable law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Actual results may materially differ from anticipated results.

PART I

Item 1. Business

Introduction

AutoZone, Inc. ("AutoZone," the "Company," "we," "our" or "us") is the nation's leading retailer and a leading distributor of automotive replacement parts and accessories in the United States. We began operations in 1979 and at August 31, 2013, operated 4,836 stores in the United States, including Puerto Rico; 362 in Mexico; and three in Brazil. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 31, 2013, in 3,421 of our domestic stores we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. We also have commercial programs in select stores in Mexico, as well as in our stores in Brazil. We also sell the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, we sell automotive hard parts, maintenance items, accessories, and non-automotive products through www.autozone.com, and accessories and performance parts through www.autoanything.com, and our commercial customers can make purchases through www.autozonepro.com. We do not derive revenue from automotive repair or installation services.

At August 31, 2013, our stores were in the following locations:

	Store Count
Alabama	103
Alaska	6
Arizona	124
Arkansas	61
California	521
Colorado	72
Connecticut	40
Delaware	13
Florida	255
Georgia	184
Idaho	23
Illinois	228
Indiana	148
Iowa	24
Kansas	41
Kentucky	87
Louisiana	115
Maine	7
Maryland	51
Massachusetts	77
Michigan	166
Minnesota	39
Mississippi	87
Missouri	105
Montana	10
Nebraska	15
Nevada	61
New Hampshire	21
New Jersey	74
New Mexico	62
New York	149
North Carolina	192
North Dakota	1
Ohio	241
Oklahoma	67
Oregon	38

Pennsylvania	142
Puerto Rico	34
Rhode Island	15
South Carolina	84
South Dakota	5
Tennessee	158
Texas	557
Utah	45
Vermont	2
Virginia	107
Washington	75
Washington, DC	5
West Virginia	35
Wisconsin	58
Wyoming	6
Total Domestic	4,836
Mexico	362
Brazil	3
Total	5,201

Marketing and Merchandising Strategy

We are dedicated to providing customers with superior service and trustworthy advice as well as quality automotive parts and products at a great value in conveniently located, well-designed stores. Key elements of this strategy are:

Customer Service
Customer service is the most important element in our marketing and merchandising strategy, which is based upon consumer marketing research. We emphasize that our AutoZoners (employees) should always put customers first by providing prompt, courteous service and trustworthy advice. Our electronic parts catalog assists in the selection of parts as well as warranties that are offered by us or our vendors on many of the parts that we sell. The wide area network in our stores helps us expedite credit or debit card and check approval processes, locate parts at neighboring AutoZone stores, including our hub stores, and in some cases, place special orders directly with our vendors. We sell automotive hard parts, maintenance items, accessories and non-automotive parts through www.autozone.com for pick-up in store or to be shipped directly to a customer's home or business. Additionally, we offer smartphone apps that provide customers with store locations, driving directions, operating hours, and product availability.

Our stores generally open at 7:30 or 8 a.m. and close between 8 and 10 p.m. Monday through Saturday and typically open at 9 a.m. and close between 6 and 9 p.m. on Sunday. However, some stores are open 24 hours, and some have extended hours of 6 or 7 a.m. until midnight seven days a week.

We also provide specialty tools through our Loan-A-Tool program. Customers can borrow a specialty tool, such as a steering wheel puller, for which a do-it-yourself ("DIY") customer or a repair shop would have little or no use other than for a single job. AutoZoners also provide other free services, including check engine light readings where allowed by law, battery charging, the collection of used oil for recycling, and the testing of starters, alternators, batteries, sensors and actuators.

Merchandising

The following tables show some of the types of products that we sell by major category of items:

Failure	Maintenance	Discretionary
A/C Compressors	Antifreeze & Windshield Washer Fluid	Air Fresheners
Batteries & Accessories	Brake Drums, Rotors, Shoes & Pads	Cell Phone Accessories
Belts & Hoses	Chemicals, including Brake & Power	Drinks & Snacks
Carburetors	Steering Fluid, Oil & Fuel Additives	Floor Mats & Seat Covers
Chassis	Oil & Transmission Fluid	Interior and Exterior Accessories
Clutches	Oil, Air, Fuel & Transmission Filters	Mirrors
CV Axles	Oxygen Sensors	Performance Products
Engines	Paint & Accessories	Protectants & Cleaners
Fuel Pumps	Refrigerant & Accessories	Sealants & Adhesives
Fuses	Shock Absorbers & Struts	Steering Wheel Covers
Ignition	Spark Plugs & Wires	Stereos & Radios
Lighting	Windshield Wipers	Tools
Mufflers		Wash & Wax
Radiators		
Thermostats		
Starters & Alternators		
Water Pumps		

We believe that the satisfaction of our customers is often impacted by our ability to provide specific automotive products as requested. Each store carries the same basic products, but we tailor our inventory to the makes and models of the vehicles in each store's trade area, and our sales floor products are tailored to the local store's demographics. Our hub stores carry a larger assortment of products that are delivered to local satellite stores. We are constantly updating the products we offer to ensure that our inventory matches the products our customers need or desire.

Pricing

We want to be perceived by our customers as the value leader in our industry, by consistently providing quality merchandise at the right price, backed by a satisfactory warranty and outstanding customer service. For many of our products, we offer multiple value choices in a good/better/best assortment, with appropriate price and quality differences from the "good" products to the "better" and "best" products. A key differentiating component versus our competitors is our exclusive line of in-house brands, which includes the Econocraft, Valucraft, AutoZone, SureBilt, ProElite, Duralast, Duralast Gold, and Duralast Platinum brands. We believe that our overall value compares favorably to that of our competitors.

Brand Marketing: Advertising and Promotions

We believe that targeted advertising and promotions play important roles in succeeding in today's environment. We are constantly working to understand our customers' wants and needs so that we can build long-lasting, loyal relationships. We utilize promotions, advertising and loyalty card programs primarily to advise customers about the overall importance of vehicle maintenance, our great value and the availability of high quality parts. Broadcast and internet media are our primary advertising methods of driving traffic to our stores. We utilize in-store signage, in-store circulars, and creative product placement and promotions to help educate customers about products that they need.

Store Design and Visual Merchandising

We design and build stores for high visual impact. The typical AutoZone store utilizes colorful exterior and interior signage, exposed beams and ductwork and brightly lit interiors. Maintenance products, accessories and non-automotive items are attractively displayed for easy browsing by customers. In-store signage and special displays promote products on floor displays, end caps and shelves.

Commercial

Our commercial sales program operates in a highly fragmented market, and we are one of the leading distributors of automotive parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts in the United States, Puerto Rico, Mexico and Brazil. As a part of the program, we offer credit and delivery to our customers, as well as online ordering through www.autozonepro.com. Through our hub stores, we offer a greater range of parts and products desired by professional technicians. We have dedicated sales teams focused on independent repair shops as well as national, regional and public sector commercial accounts.

Store Operations

Store Formats

Substantially all AutoZone stores are based on standard store formats, resulting in generally consistent appearance, merchandising and product mix. Approximately 85% to 90% of each store's square footage is selling space, of which approximately 40% to 45% is dedicated to hard parts inventory. The hard parts inventory area is generally fronted by counters or pods that run the depth or length of the store, dividing the hard parts area from the remainder of the store. The remaining selling space contains displays of maintenance, accessories and non-automotive items.

We believe that our stores are "destination stores," generating their own traffic rather than relying on traffic created by adjacent stores. Therefore, we situate most stores on major thoroughfares with easy access and good parking.

Store Personnel and Training

Each store typically employs from 10 to 16 AutoZoners, including a manager and, in some cases, an assistant manager. We provide on-the-job training as well as formal training programs, including an annual national sales meeting, regular store meetings on specific sales and product issues, standardized training manuals and a specialist program that provides training to AutoZoners in several areas of technical expertise from the Company, our vendors and independent certification agencies. All AutoZoners are encouraged to complete tests resulting in certifications by the National Institute for Automotive Service Excellence ("ASE"), which is broadly recognized for training certification in the automotive industry. Training is supplemented with frequent store visits by management.

Store managers, sales representatives, commercial specialists, and managers at various levels across the organization receive financial incentives through performance-based bonuses. In addition, our growth has provided opportunities for the promotion of qualified AutoZoners. We believe these opportunities are important to attract, motivate and retain high quality AutoZoners.

All store support functions are centralized in our store support centers located in Memphis, Tennessee; Monterrey, Mexico; Chihuahua, Mexico and Sao Paulo, Brazil. We believe that this centralization enhances consistent execution of our merchandising and marketing strategies at the store level, while reducing expenses and cost of sales.

Store Automation

All of our stores have Z-net, our proprietary electronic catalog that enables our AutoZoners to efficiently look up the parts that our customers need and to provide complete job solutions, advice and information for customer vehicles. Z-net provides parts information based on the year, make, model and engine type of a vehicle and also tracks inventory availability at the store, at other nearby stores and through special order. The Z-net display screens are placed on the hard parts counter or pods, where both the AutoZoner and customer can view the screen.

Our stores utilize our computerized proprietary Store Management System, which includes bar code scanning and point-of-sale data collection terminals. The Store Management System provides administrative assistance and improved personnel scheduling at the store level, as well as enhanced merchandising information and improved inventory control. We believe the Store Management System also enhances customer service through faster processing of transactions and simplified warranty and product return procedures. In addition, our wide area network enables the stores to expedite credit or debit card and check approval processes, to access national warranty data, to implement real-time inventory controls and to locate and hold parts at neighboring AutoZone stores.

Store Development

The following table reflects our store development during the past five fiscal years:

	Fiscal Year				
	2013	2012	2011	2010	2009
Beginning stores	5,006	4,813	4,627	4,417	4,240
New stores	197	193	188	213	180
Closed stores	2	-	2	3	3
Net new stores	195	193	186	210	177
Relocated stores	11	10	10	3	9
Ending stores	5,201	5,006	4,813	4,627	4,417

We believe that expansion opportunities exist both in markets that we do not currently serve, as well as in markets where we can achieve a larger presence. We attempt to obtain high visibility sites in high traffic locations and undertake substantial research prior to entering new markets. The most important criteria for opening a new store are the projected future profitability and the ability to achieve our required investment hurdle rate. Key factors in selecting new site and market locations include population, demographics, vehicle profile, customer buying trends, commercial businesses, number and strength of competitors' stores and the cost of real estate. In reviewing the vehicle profile, we also consider the number of vehicles that are seven years old and older, or "our kind of vehicles"; these vehicles are generally no longer under the original manufacturers' warranties and require more maintenance and repair than newer vehicles. We generally seek to open new stores within or contiguous to existing market areas and attempt to cluster development in markets in a relatively short period of time. In addition to continuing to lease or develop our own stores, we evaluate and may make strategic acquisitions.

Purchasing and Supply Chain

Merchandise is selected and purchased for all stores through our store support centers located in Memphis, Tennessee and Monterrey, Mexico. In fiscal 2013, one class of similar products accounted for approximately 10 percent of our total sales. No vendor supplied more than 10 percent of our purchases, and we believe that alternative sources of supply exist, at similar costs, for most types of product sold. Most of our merchandise flows through our distribution centers to our stores by our fleet of tractors and trailers or by third-party trucking firms.

Our hub stores have increased our ability to distribute products on a timely basis to many of our stores and to expand our product assortment. A hub store generally has a larger assortment of products as well as regular replenishment items that can be delivered to a store in its network within 24 hours. Hub stores are generally replenished from distribution centers multiple times per week.

Competition

The sale of automotive parts, accessories and maintenance items is highly competitive in many areas, including name recognition, product availability, customer service, store location and price. AutoZone competes in the after-market auto parts industry, which includes both the retail DIY and commercial do-it-for-me ("DIFM") auto parts and products markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, online parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, department stores, hardware stores, supermarkets, drugstores, convenience stores, home stores, and other online retailers that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. AutoZone competes on the basis of customer service, including the trustworthy advice of our AutoZoners; merchandise quality, selection and availability; price; product warranty; store layouts, location and convenience; and the strength of our AutoZone brand name, trademarks and service marks.

Trademarks and Patents

We have registered several service marks and trademarks in the United States Patent and Trademark office as well as in certain other countries, including our service marks, "AutoZone" and "Get in the Zone," and trademarks, "AutoZone," "Duralast," "Duralast Gold," "Duralast Platinum," "Valucraft," "Econocraft," "ALLDATA," "AutoAnything," "Loan-A-Tool" and "Z-net." We believe that these service marks and trademarks are important components of our marketing and merchandising strategies.

Employees

As of August 31, 2013, we employed over 71,000 persons, approximately 59 percent of whom were employed full-time. About 92 percent of our AutoZoners were employed in stores or in direct field supervision, approximately 5 percent in distribution centers and approximately 3 percent in store support and other functions. Included in the above numbers are approximately 5,000 persons employed in our Mexico and Brazil operations.

We have never experienced any material labor disruption and believe that relations with our AutoZoners are good.

AutoZone Websites

AutoZone's primary website is at http://www.autozone.com. We make available, free of charge, at our investor relations website, http://www.autozoneinc.com, our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, registration statements and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended, as soon as reasonably feasible after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

Executive Officers of the Registrant

The following list describes our executive officers. The title of each executive officer includes the words "Customer Satisfaction" which reflects our commitment to customer service. Officers are elected by and serve at the discretion of the Board of Directors.

William C. Rhodes, III, 48—Chairman, President and Chief Executive Officer, Customer Satisfaction
William C. Rhodes, III, was named Chairman of AutoZone during fiscal 2007 and has been President, Chief Executive Officer and a director since March 2005. Prior to his appointment as President and Chief Executive Officer, Mr. Rhodes was Executive Vice President – Store Operations and Commercial. Previously, he held several key management positions with the Company. Prior to 1994, Mr. Rhodes was a manager with Ernst & Young LLP. Mr. Rhodes is a member of the Board of Directors for Dollar General Corporation.

William T. Giles, 54—Chief Financial Officer and Executive Vice President – Finance, Information Technology and ALLDATA, Customer Satisfaction
William T. Giles was named Chief Financial Officer and Executive Vice President – Finance, Information Technology and ALLDATA during October 2012. Prior to that, he was Chief Financial Officer and Executive Vice President – Finance, Information Technology and Store Development from fiscal 2007 to October 2012; Executive Vice President, Chief Financial Officer and Treasurer from June 2006 to December 2006; and Executive Vice President, Chief Financial Officer since May 2006. From 1991 to May 2006, he held several positions with Linens N' Things, Inc., most recently as the Executive Vice President and Chief Financial Officer. Prior to 1991, he was with Melville, Inc. and PricewaterhouseCoopers. Mr. Giles is a member of the Board of Directors for Brinker International.

Harry L. Goldsmith, 62—Executive Vice President, General Counsel and Secretary, Customer Satisfaction
Harry L. Goldsmith was elected Executive Vice President, General Counsel and Secretary during fiscal 2006. Previously, he was Senior Vice President, General Counsel and Secretary since 1996 and was Vice President, General Counsel and Secretary from 1993 to 1996. In June 2013, Mr. Goldsmith announced his plans to retire, effective January 2014.

Mark A. Finestone, 52—Senior Vice President – Merchandising, Customer Satisfaction
Mark A. Finestone was elected Senior Vice President – Merchandising during fiscal 2008. Previously, he was Vice President – Merchandising since 2002. Prior to joining AutoZone in 2002, Mr. Finestone worked for May Department Stores for 19 years where he held a variety of leadership roles which included Divisional Vice President, Merchandising.

William W. Graves, 53—Senior Vice President – Supply Chain and International, Customer Satisfaction
William W. Graves was named Senior Vice President – Supply Chain and International during October 2012. Prior thereto, he was Senior Vice President – Supply Chain from fiscal 2006 to October 2012 and Vice President – Supply Chain from fiscal 2000 to fiscal 2006. From 1992 to 2000, Mr. Graves served in various capacities with the Company.

Ronald B. Griffin, 59—Senior Vice President and Chief Information Officer, Customer Satisfaction
Ronald B. Griffin was elected Senior Vice President and Chief Information Officer during June 2012. Prior to that, he was Senior Vice President, Global Information Technology at Hewlett-Packard Company. During his tenure at Hewlett-Packard Company, he also served as the Chief Information Officer for the Enterprise Business Division. Prior to that, Mr. Griffin was Executive Vice President and Chief Information Officer for Fleming Companies, Inc. He also spent over 12 years with The Home Depot, Inc., with the last eight years in the role of Chief Information Officer. Mr. Griffin also served at Deloitte & Touche LLP and Delta Air Lines, Inc.

Albert Saltiel, 49—Senior Vice President – Marketing, Customer Satisfaction
Albert "Al" Saltiel was elected Senior Vice President – Marketing during April 2013. Prior to that, he was Chief Marketing Officer and a key member of the leadership team at Navistar International Corporation. Mr. Saltiel has also been with Sony Electronics as General Manager, Marketing, and Ford Motor Company where he held multiple marketing roles.

Thomas B. Newbern, 51—Senior Vice President – Store Operations and Store Development, Customer Satisfaction
Thomas B. Newbern was elected Senior Vice President – Store Operation and Store Development during October 2012. Previously, Mr. Newbern held the titles Senior Vice President – Store Operations from fiscal 2007 to October 2012 and Vice President – Store Operations from fiscal 1998 to fiscal 2007. Previously, he has held several key management positions with the Company.

Charlie Pleas, III, 48—Senior Vice President and Controller, Customer Satisfaction
Charlie Pleas, III, was elected Senior Vice President and Controller during fiscal 2007. Prior to that, he was Vice President and Controller since 2003. Previously, he was Vice President – Accounting since 2000, and Director of General Accounting since 1996. Prior to joining AutoZone, Mr. Pleas was a Division Controller with Fleming Companies, Inc. where he served in various capacities since 1988.

Larry M. Roesel, 56—Senior Vice President – Commercial, Customer Satisfaction
Larry M. Roesel was elected Senior Vice President – Commercial during fiscal 2007. Mr. Roesel came to AutoZone with more than thirty years of experience with OfficeMax, Inc. and its predecessor, where he served in operations, sales and general management.

Michael A. Womack, 46—Senior Vice President – Human Resources, Customer Satisfaction
Michael A. Womack was elected Senior Vice President – Human Resources in June 2012. He was previously Vice President of Human Resources with Cintas Corp. and had been with Cintas since 2003. Before joining Cintas, he was a law partner with the Littler Mendelson law firm.

Item 1A. Risk Factors

Our business is subject to a variety of risks. Set forth below are certain of the important risks that we face, the occurrence of which could have a material, adverse effect on our business. These risks are not the only ones we face. Our business could also be affected by additional factors that are presently unknown to us or that we currently believe to be immaterial to our business.

If demand for our products slows, then our business may be materially affected.

Demand for products sold by our stores depends on many factors, including:

- the number of vehicles in current service, including those that are seven years old and older. These vehicles are generally no longer under the original vehicle manufacturers' warranties and tend to need more maintenance and repair than newer vehicles.
- rising energy prices. Increases in energy prices may cause our customers to defer purchases of certain of our products as they use a higher percentage of their income to pay for gasoline and other energy costs.
- the economy. In periods of declining economic conditions, both retail and commercial customers may defer vehicle maintenance or repair. Additionally, such conditions may affect our customers' ability to obtain credit. During periods of expansionary economic conditions, more of our DIY customers may pay others to repair and maintain their cars instead of working on their own vehicles or they may purchase new vehicles.
- the weather. Mild weather conditions may lower the failure rates of automotive parts, while wet conditions may cause our customers to defer maintenance and repair on their vehicles. Extremely hot or cold conditions may enhance demand for our products due to increased failure rates of our customers' automotive parts.
- technological advances. Advances in automotive technology and parts design could result in cars needing maintenance less frequently and parts lasting longer.

For the long term, demand for our products may be affected by:

- the number of miles vehicles are driven annually. Higher vehicle mileage increases the need for maintenance and repair. Mileage levels may be affected by gas prices and other factors.
- the quality of the vehicles manufactured by the original vehicle manufacturers and the length of the warranties or maintenance offered on new vehicles.
- restrictions on access to diagnostic tools and repair information imposed by the original vehicle manufacturers or by governmental regulation.

All of these factors could result in immediate and longer term declines in the demand for our products, which could adversely affect our sales, cash flows and overall financial condition.

If we are unable to compete successfully against other businesses that sell the products that we sell, we could lose customers and our sales and profits may decline.

The sale of automotive parts, accessories and maintenance items is highly competitive and is based on many factors, including name recognition, product availability, customer service, store location and price. Competitors are opening locations near our existing stores. AutoZone competes as a provider in both the DIY and DIFM auto parts and accessories markets.

Competitors include national, regional and local auto parts chains, independently owned parts stores, online parts stores, jobbers, repair shops, car washes and auto dealers, in addition to discount and mass merchandise stores, hardware stores, supermarkets, drugstores, convenience stores, home stores, and other online retailers that sell aftermarket vehicle parts and supplies, chemicals, accessories, tools and maintenance parts. Although we believe we compete effectively on the basis of customer service, including the knowledge and expertise of our AutoZoners; merchandise quality, selection and availability; product warranty; store layout, location and convenience; price; and the strength of our AutoZone brand name, trademarks and service marks; some competitors may gain competitive advantages, such as greater financial and marketing resources allowing them to sell automotive products at lower prices, larger stores with more merchandise, longer operating histories, more frequent customer visits and more effective advertising. If we are unable to continue to develop successful competitive strategies, or if our competitors develop more effective strategies, we could lose customers and our sales and profits may decline.

We may not be able to sustain our historic rate of sales growth.

We have increased our store count in the past five fiscal years, growing from 4,240 stores at August 30, 2008, to 5,201 stores at August 31, 2013, an average store count increase per year of 5%. Additionally, we have increased annual revenues in the past five fiscal years from $6.523 billion in fiscal 2008 to $9.148 billion in fiscal 2013, an average increase per year of 8%. Annual revenue growth is driven by the opening of new stores and increases in same-store sales. We open new stores only after evaluating customer buying trends and market demand/needs, all of which could be adversely affected by continued job losses, wage cuts, small business failures and microeconomic conditions unique to the automotive industry. Same store sales are impacted both by customer demand levels and by the prices we are able to charge for our products, which can also be negatively impacted by continued recessionary pressures. We cannot provide any assurance that we will continue to open stores at historical rates or continue to achieve increases in same-store sales.

If we cannot profitably increase our market share in the commercial auto parts business, our sales growth may be limited.

Although we are one of the largest sellers of auto parts in the commercial market, to increase commercial sales we must compete against national and regional auto parts chains, independently owned parts stores, wholesalers and jobbers and auto dealers. Although we believe we compete effectively on the basis of customer service, merchandise quality, selection and availability, price, product warranty, distribution locations, and the strength of our AutoZone brand name, trademarks and service marks, some automotive aftermarket jobbers have been in business for substantially longer periods of time than we have, have developed long-term customer relationships and have large available inventories. If we are unable to profitably develop new commercial customers, our sales growth may be limited.

Significant changes in macroeconomic factors could adversely affect our financial condition and results of operations.

Our short-term and long-term debt is rated investment grade by the major rating agencies. These investment-grade credit ratings have historically allowed us to take advantage of lower interest rates and other favorable terms on our short-term credit lines, in our senior debt offerings and in the commercial paper markets. To maintain our investment-grade ratings, we are required to meet certain financial performance ratios. An increase in our debt and/or a decline in our earnings could result in downgrades in our credit ratings. A downgrade in our credit ratings could limit our access to public debt markets, limit the institutions willing to provide credit facilities to us, result in more restrictive financial and other covenants in our public and private debt and would likely significantly increase our overall borrowing costs and adversely affect our earnings.

Moreover, significant deterioration in the financial condition of large financial institutions in calendar years 2008 and 2009 resulted in a severe loss of liquidity and availability of credit in global credit markets and in more stringent borrowing terms. During brief time intervals in the fourth quarter of calendar 2008 and the first quarter of calendar 2009, there was limited liquidity in the commercial paper markets, resulting in an absence of commercial paper buyers and extraordinarily high interest rates on commercial paper. We can provide no assurance that credit market events such as those that occurred in the fourth quarter of 2008 and the first quarter of 2009 will not occur again in the foreseeable future. Conditions and events in the global credit market could have a material adverse effect on our access to short-term debt and the terms and cost of that debt.

Macroeconomic conditions also impact both our customers and our suppliers. Job growth in the United States has stagnated and unemployment has remained at historically high levels during the past five years. If the United States government is unable to reach agreement on legislation addressing the United States' current debt level and budget deficit, many economists have predicted another economic recession. Continued recessionary conditions could result in additional job losses and business failures, which could result in our loss of certain small business customers and curtailment of spending by our retail customers. In addition, continued distress in global credit markets, business failures and other recessionary conditions could have a material adverse effect on the ability of our suppliers to obtain necessary short and long-term financing to meet our inventory demands. Moreover, rising energy prices could impact our merchandise distribution, commercial delivery, utility and product costs. All of these macroeconomic conditions could adversely affect our sales growth, margins and overhead, which could adversely affect our financial condition and operations.

Our business depends upon hiring and retaining qualified employees.

We believe that much of our brand value lies in the quality of the more than 71,000 AutoZoners employed in our stores, distribution centers, store support centers, ALLDATA and AutoAnything. We cannot be assured that we can continue to hire and retain qualified employees at current wage rates. If we are unable to hire, properly train and/or retain qualified employees, we could experience higher employment costs, reduced sales, losses of customers and diminution of our brand, which could adversely affect our earnings. If we do not maintain competitive wages, our customer service could suffer due to a declining quality of our workforce or, alternatively, our earnings could decrease if we increase our wage rates.

Inability to acquire and provide quality merchandise could adversely affect our sales and results of operations.

We are dependent upon our vendors continuing to supply us with quality merchandise. If our merchandise offerings do not meet our customers' expectations regarding quality and safety, we could experience lost sales, increased costs and exposure to legal and reputational risk. All of our vendors must comply with applicable product safety laws, and we are dependent on them to ensure that the products we buy comply with all safety and quality standards. Events that give rise to actual, potential or perceived product safety concerns could expose us to government enforcement action or private litigation and result in costly product recalls and other liabilities. To the extent our suppliers are subject to added government regulation of their product design and/or manufacturing processes, the cost of the merchandise we purchase may rise. In addition, negative customer perceptions regarding the safety or quality of the products we sell could cause our customers to seek alternative sources for their needs, resulting in lost sales. In those circumstances, it may be difficult and costly for us to regain the confidence of our customers. Moreover, if any of our significant vendors experience financial difficulties or otherwise are unable to deliver merchandise to us on a timely basis, or at all, we could have product shortages in our stores that could adversely affect customers' perceptions of us and cause us to lose customers and sales.

Our ability to grow depends in part on new store openings, existing store remodels and expansions and effective utilization of our existing supply chain and hub network.

Our continued growth and success will depend in part on our ability to open and operate new stores and expand and remodel existing stores to meet customers' needs on a timely and profitable basis. Accomplishing our new and existing store expansion goals will depend upon a number of factors, including the ability to partner with developers and landlords to obtain suitable sites for new and expanded stores at acceptable costs, the hiring and training of qualified personnel, particularly at the store management level, and the integration of new stores into existing operations. There can be no assurance we will be able to achieve our store expansion goals, manage our growth effectively, successfully integrate the planned new stores into our operations or operate our new, remodeled and expanded stores profitably.

In addition, we extensively utilize hub stores, our supply chain and logistics management techniques to efficiently stock our stores. If we fail to effectively utilize our existing hubs and/or supply chains, we could experience inappropriate inventory levels in our stores, which could adversely affect our sales volume and/or our margins.

Our failure to protect our reputation could have a material adverse effect on our brand name.

We believe our continued strong sales growth is driven in significant part by our brand name. The value in our brand name and its continued effectiveness in driving our sales growth are dependent to a significant degree on our ability to maintain our reputation for safety, high product quality, friendliness, service, trustworthy advice, integrity and business ethics. Any negative publicity about these types of concerns may reduce demand for our merchandise. Failure to comply with ethical, social, product, labor and environmental standards could also jeopardize our reputation and potentially lead to various adverse consumer actions. Failure to comply with applicable laws and regulations, to maintain an effective system of internal controls or to provide accurate and timely financial statement information could also hurt our reputation.

Our business involves the storage of personal information about our customers and AutoZoners. Failure to protect the security of our customers', employees' and company information could subject us to costly regulatory enforcement actions, expose us to litigation and our reputation could suffer. While we take significant steps to protect customer, employee and other confidential information, including maintaining compliance with payment card industry standards, our security measures may be breached in the future due to cyber attack, employee error or other acts, and unauthorized parties may obtain access to this data. To date, we have not experienced any significant breaches of information.

Damage to our reputation or loss of consumer confidence for any of these or other reasons could have a material adverse effect on our results of operations and financial condition, as well as require additional resources to rebuild our reputation.

Business interruptions may negatively impact our store hours, operability of our computer and other systems, availability of merchandise and otherwise have a material negative effect on our sales and our business.

War or acts of terrorism, political unrest, hurricanes, windstorms, fires, earthquakes and other natural or other disasters or the threat of any of them, may result in certain of our stores being closed for a period of time or permanently or have a negative impact on our ability to obtain merchandise available for sale in our stores. Some of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be negatively affected.

In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores resulting in lost sales and/or a potential loss of customer loyalty. Transportation issues could also cause us to cancel purchase orders if we are unable to receive merchandise in our distribution centers.

We rely extensively on our computer systems to manage inventory, process transactions and summarize results. Our systems are subject to damage or interruption from power outages, telecommunications failures, computer viruses, security breaches and catastrophic events. If our systems are damaged or fail to function properly, we may incur substantial costs to repair or replace them, and may experience loss of critical data and interruptions or delays in our ability to manage inventories or process transactions, which could result in lost sales, inability to process purchase orders and/or a potential loss of customer loyalty, which could adversely affect our results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

The following table reflects the square footage and number of leased and owned properties for our stores as of August 31, 2013:

	No. of Stores	Square Footage
Leased	2,653	16,930,389
Owned	2,548	17,145,139
Total	5,201	34,075,528

We have approximately 4.0 million square feet in distribution centers servicing our stores, of which approximately 1.3 million square feet is leased and the remainder is owned. Our distribution centers are located in Arizona, California, Georgia, Illinois, Ohio, Pennsylvania, Tennessee, Texas, and Mexico. Our primary store support center is located in Memphis, Tennessee, and consists of approximately 260,000 square feet. We also have three additional store support centers located in Monterrey, Mexico; Chihuahua, Mexico and Sao Paulo, Brazil. The ALLDATA headquarters building in Elk Grove, California, and the AutoAnything headquarters space in San Diego, California are leased, and we also own or lease other properties that are not material in the aggregate.

Item 3. Legal Proceedings

In 2004, we acquired a store site in Mount Ephraim, New Jersey that had previously been the site of a gasoline service station and contained evidence of groundwater contamination. Upon acquisition, we voluntarily reported the groundwater contamination issue to the New Jersey Department of Environmental Protection and entered into a Voluntary Remediation Agreement providing for the remediation of the contamination associated with the property. We have conducted and paid for (at an immaterial cost to us) remediation of contamination on the property. We are also investigating, and will be addressing, potential vapor intrusion impacts in downgradient residences and businesses. The New Jersey Department of Environmental Protection asserted, in a Directive and Notice to Insurers dated February 19, 2013 ("Directive"), that we are liable for the downgradient impacts under a joint and severable liability theory, and we have contested any such assertions due to the existence of other entities/sources of contamination, some of which are also named in the Directive, in the area of the property. Pursuant to the Voluntary Remediation Agreement, upon completion of all remediation required by the agreement, we believe we are eligible to be reimbursed up to 75 percent of qualified remediation costs by the State of New Jersey. We have asked the state for clarification that the agreement applies to off-site work, and the state is considering the request. Although the aggregate amount of additional costs that we may incur pursuant to the remediation cannot currently be ascertained, we do not currently believe that fulfillment of our obligations under the agreement or otherwise will result in costs that are material to our financial condition, results of operations or cash flow.

We are involved in various other legal proceedings incidental to the conduct of our business, including several lawsuits containing class-action allegations in which the plaintiffs are current and former hourly and salaried employees who allege various wage and hour violations and unlawful termination practices. We do not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our common stock is listed on the New York Stock Exchange under the symbol "AZO." On October 21, 2013, there were 2,778 stockholders of record, which does not include the number of beneficial owners whose shares were represented by security position listings.

We currently do not pay a dividend on our common stock. Our ability to pay dividends is subject to limitations imposed by Nevada law. Any future payment of dividends would be dependent upon our financial condition, capital requirements, earnings and cash flow.

The following table sets forth the high and low sales prices per share of common stock, as reported by the New York Stock Exchange, for the periods indicated:

	Price Range of Common Stock	
Fiscal Year Ended August 31, 2013:	High	Low
Fourth quarter	$ 452.19	$ 401.93
Third quarter	$ 413.28	$ 369.47
Second quarter	$ 390.11	$ 341.98
First quarter	$ 386.80	$ 351.27
Fiscal Year Ended August 25, 2012:		
Fourth quarter	$ 391.90	$ 353.38
Third quarter	$ 399.10	$ 353.80
Second quarter	$ 356.80	$ 313.11
First quarter	$ 341.89	$ 303.00

10-K

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Company's Board of Directors. The program was most recently amended on June 11, 2013, to increase the repurchase authorization by $750 million to raise the cumulative share repurchase authorization from $12.65 billion to $13.40 billion.

Shares of common stock repurchased by the Company during the quarter ended August 31, 2013, were as follows:

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value that May Yet Be Purchased Under the Plans or Programs
May 5, 2013, to June 1, 2013	23,900	$ 417.00	23,900	$ 268,442,619
June 2, 2013, to June 29, 2013	397,712	415.79	397,712	853,076,687
June 30, 2013, to July 27, 2013	400,901	431.55	400,901	680,067,382
July 28, 2013, to August 31, 2013	487,000	434.55	487,000	468,441,939
Total	1,309,513	$ 427.61	1,309,513	$ 468,441,939

The Company also repurchased, at fair value, an additional 22,915 shares in fiscal 2013, 24,113 shares in fiscal 2012, and 30,864 shares in fiscal 2011 from employees electing to sell their stock under the Company's Sixth Amended and Restated Employee Stock Purchase Plan (the "Employee Plan"), qualified under Section 423 of the Internal Revenue Code, under which all eligible employees may purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the Employee Plan, 18,228 shares were sold to employees in fiscal 2013, 19,403 shares were sold to employees in fiscal 2012, and 21,608 shares were sold to employees in fiscal 2011. At August 31, 2013, 234,744 shares of common stock were reserved for future issuance under the Employee Plan.

Once executives have reached the maximum purchases under the Employee Plan, the Fifth Amended and Restated Executive Stock Purchase Plan (the "Executive Plan") permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases by executives under the Executive Plan were 3,454 shares in fiscal 2013, 3,937 shares in fiscal 2012, and 1,719 shares in fiscal 2011. At August 31, 2013, 248,953 shares of common stock were reserved for future issuance under the Executive Plan.

Stock Performance Graph

The graph below presents changes in the value of AutoZone's stock as compared to Standard & Poor's 500 Composite Index ("S&P 500") and to Standard & Poor's Retail Index ("S&P Retail Index") for the five-year period beginning August 30, 2008 and ending August 31, 2013.


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AutoZone
S&P 500
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10-K

Item 6. Selected Financial Data

(in thousands, except per share data, same store sales and selected operating data)	Fiscal Year Ended August				
	2013[1]	**2012**	**2011**	**2010**	**2009**
Income Statement Data					
Net sales	$ 9,147,530	$ 8,603,863	$ 8,072,973	$ 7,362,618	$ 6,816,824
Cost of sales, including warehouse and delivery expenses	4,406,595	4,171,827	3,953,510	3,650,874	3,400,375
Gross profit	4,740,935	4,432,036	4,119,463	3,711,744	3,416,449
Operating, selling, general and administrative expenses	2,967,837	2,803,145	2,624,660	2,392,330	2,240,387
Operating profit	1,773,098	1,628,891	1,494,803	1,319,414	1,176,062
Interest expense, net	185,415	175,905	170,557	158,909	142,316
Income before income taxes	1,587,683	1,452,986	1,324,246	1,160,505	1,033,746
Income tax expense	571,203	522,613	475,272	422,194	376,697
Net income	$ 1,016,480	$ 930,373	$ 848,974	$ 738,311	$ 657,049
Diluted earnings per share	$ 27.79	$ 23.48	$ 19.47	$ 14.97	$ 11.73
Adjusted weighted average shares for diluted earnings per share	36,581	39,625	43,603	49,304	55,992
Same Store Sales					
Increase in domestic comparable store net sales[2]	0.0%	3.9%	6.4%	5.4%	4.4%
Balance Sheet Data					
Current assets	$ 3,278,013	$ 2,978,946	$ 2,792,425	$ 2,611,821	$ 2,561,730
Working (deficit)	(891,137)	(676,646)	(638,471)	(452,139)	(145,022)
Total assets	6,892,089	6,265,639	5,869,602	5,571,594	5,318,405
Current liabilities	4,169,150	3,655,592	3,430,896	3,063,960	2,706,752
Debt	4,187,000	3,768,183	3,351,682	2,908,486	2,726,900
Long-term capital leases	73,925	72,414	61,360	66,333	38,029
Stockholders' (deficit)	(1,687,319)	(1,548,025)	(1,254,232)	(738,765)	(433,074)
Selected Operating Data					
Number of stores at beginning of year	5,006	4,813	4,627	4,417	4,240
New stores	197	193	188	213	180
Closed stores	2	-	2	3	3
Net new stores	195	193	186	210	177
Relocated stores	11	10	10	3	9
Number of stores at end of year	5,201	5,006	4,813	4,627	4,417
Domestic commercial programs	3,421	3,053	2,659	2,424	2,303
Total store square footage (in thousands)	34,076	32,706	31,337	30,027	28,550
Average square footage per store	6,552	6,533	6,511	6,490	6,464
Increase in store square footage	4.2%	4.4%	4.4%	5.2%	4.6%
Inventory per store (in thousands)	$ 550	$ 525	$ 512	$ 498	$ 500
Average net sales per store (in thousands)	$ 1,736	$ 1,716	$ 1,675	$ 1,595	$ 1,541
Net sales per store square foot	$ 265	$ 263	$ 258	$ 246	$ 239
Total employees at end of year (in thousands)	71	70	65	63	60
Inventory turnover[3]	1.6x	1.6x	1.6x	1.6x	1.5x
Accounts payable to inventory ratio	115.6%	111.4%	111.7%	105.6%	96.0%
After-tax return on invested capital[4]	32.7%	33.0%	31.3%	27.6%	24.4%
Adjusted debt to EBITDAR[5]	2.5	2.5	2.4	2.4	2.5
Net cash provided by operating activities (in thousands)	$ 1,415,011	$ 1,223,981	$ 1,291,538	$ 1,196,252	$ 923,808
Cash flow before share repurchases and changes in debt (in thousands)[6]	$ 1,007,761	$ 949,627	$ 1,023,927	$ 947,643	$ 673,347
Share repurchases (in thousands)	$ 1,387,315	$ 1,362,869	$ 1,466,802	$ 1,123,655	$ 1,300,002
Number of shares repurchased (in thousands)	3,511	3,795	5,598	6,376	9,313

(1) The fiscal year ended August 31, 2013 consisted of 53 weeks.

(2) The domestic comparable sales increases are based on sales for all domestic stores open at least one year. Relocated stores are included in the same store sales computation based on the year the original store was opened. Closed store sales are included in the same store sales computation up to the week it closes, and excluded from the computation for all periods subsequent to closing. In addition, beginning in fiscal 2013, it also includes all sales through our AutoZone branded websites, including consumer direct ship-to-home sales. All prior period same store sales have been restated to be comparable. The effect of including sales from AutoZone branded websites was not material to any period.

(3) Inventory turnover is calculated as cost of sales divided by the average merchandise inventory balance over the trailing 5 quarters.

(4) *After-tax return on invested capital is defined as after-tax operating profit (excluding rent charges) divided by average invested capital (which includes a factor to capitalize operating leases). See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*
(5) *Adjusted debt to EBITDAR is defined as the sum of total debt, capital lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*
(6) *Cash flow before share repurchases and changes in debt is defined as the change in cash and cash equivalents less the change in debt plus treasury stock purchases. See Reconciliation of Non-GAAP Financial Measures in Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

We are the nation's leading retailer, and a leading distributor, of automotive replacement parts and accessories in the United States. We began operations in 1979 and at August 31, 2013, operated 4,836 stores in the United States, including Puerto Rico; 362 in Mexico; and three in Brazil. Each of our stores carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. At August 31, 2013, in 3,421 of our domestic stores, we also have a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. We also have commercial programs in select stores in Mexico, as well as in our stores in Brazil. We also sell the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, we sell automotive hard parts, maintenance items, accessories, and non-automotive products through www.autozone.com, and accessories and performance parts through www.autoanything.com, and our commercial customers can make purchases through www.autozonepro.com. We do not derive revenue from automotive repair or installation services.

Executive Summary

We achieved strong performance in fiscal 2013, delivering record net income of $1.016 billion, a 9.3% increase over the prior year, and sales growth of $543.7 million, a 6.3% increase over the prior year. We completed the year with growth in all areas of our business. We are pleased with the results of our retail business and the increase in our commercial business, where we continue to build our internal sales force and continue to refine our parts assortment. Over the past several years, various factors have occurred within the economy that affect both our customers and our industry, including the impact of the recession, continued high unemployment, and other challenging economic conditions. Although we have seen a recent increase in new vehicle sales, we believe our consumers' cash flows continue to decrease due to the previously listed factors. Given the nature of these macroeconomic factors, we cannot predict whether or for how long these trends will continue, nor can we predict to what degree these trends will impact us in the future.

We believe other macroeconomic factors have adversely affected both our customers and our industry. During fiscal 2013, the average price per gallon of unleaded gasoline in the United States remained at a high level, $3.65 per gallon, compared to $3.57 per gallon during fiscal 2012. We continue to believe gas prices will remain at overall high levels, thereby reducing discretionary spending for all consumers, and, in particular, our customers. With approximately 11 billion gallons of unleaded gas consumed each month across the U.S., each $1 decrease at the pump contributes approximately $11 billion of additional spending capacity to consumers each month. Given the unpredictability of gas prices, we cannot predict whether gas prices will increase or decrease, nor can we predict how any future changes in gas prices will impact our sales in future periods.

An additional macroeconomic factor facing our customer is the reinstitution of payroll taxes back to historic levels. The reduction in our customers' take home pay as a result of the recent increase in payroll taxes was effective at the beginning of the 2013 calendar year and, at this point, we cannot predict the impact this change has had or will have on our sales in future periods.

During fiscal 2013, failure and maintenance related categories represented the largest portion of our sales mix, at approximately 84% of total sales, with failure related categories continuing to be our strongest performers. While we have not experienced any fundamental shifts in our category sales mix as compared to previous years, we did experience a slight decline in sales of the maintenance category as a percentage of sales. We believe the slowdown in maintenance related products during fiscal 2013 was largely due to weather related impacts in various regions. Because of the unusually mild winter during fiscal 2012 across parts of the U.S., we saw a reduced benefit from sales of maintenance related products in fiscal 2013 compared to the prior fiscal year. However, sales in the maintenance category did improve in the last quarter of fiscal 2013 due to a more normalized winter in fiscal 2013 as compared to fiscal 2012.

Our primary response to fluctuations in the demand for the products we sell is to adjust our advertising message, store staffing, and product assortment. Specifically, during fiscal 2013, we have closely studied our hub distribution model and store inventory levels and assortment. As a result, we are performing certain strategic tests including adding additional inventory into our hub stores and increasing product availability in our stores. We continue to believe we are well positioned to help our customers save money and meet their needs in a challenging macroeconomic environment.

The two statistics we believe have the closest correlation to our market growth over the long-term are miles driven and the number of seven year old or older vehicles on the road.

Miles Driven

We believe that as the number of miles driven increases, consumers' vehicles are more likely to need service and maintenance, resulting in an increase in the need for automotive hard parts and maintenance items. While over the long-term, we have seen a close correlation between our net sales and the number of miles driven, we have also seen certain time frames of minimal correlation in sales performance and miles driven. During the periods of minimal correlation between net sales and miles driven, we believe net sales have been positively impacted by other factors, including the number of seven year old or older vehicles on the road. Since the beginning of the fiscal year and through June 2013 (latest publicly available information), miles driven decreased slightly compared to the same period last year.

Seven Year Old or Older Vehicles

Since 2008, new vehicle sales have been significantly lower than historical levels, which we believe contributed to an increasing number of seven year old or older vehicles on the road. We estimate vehicles are driven an average of approximately 12,500 miles each year. In seven years, the average miles driven equates to approximately 87,500 miles. Our experience is that at this point in a vehicle's life, most vehicles are not covered by warranties and increased maintenance is needed to keep the vehicle operating. According to the latest data provided by the Automotive Aftermarket Industry Association, as of January 1, 2013, the average age of vehicles on the road is 11.3 years as compared to 11.1 years as of January 1, 2012. Although the average age of vehicles continues to increase, it is increasing at a decelerated rate primarily driven by the improvement in new car sales in recent years. However, in the near term, we expect the aging vehicle population to continue to increase, as consumers keep their cars longer in an effort to save money during this uncertain economy. As the number of seven year old or older vehicles on the road increases, we expect an increase in demand for the products we sell.

Results of Operations

Fiscal 2013 Compared with Fiscal 2012

For the fiscal year ended August 31, 2013, we reported net sales of $9.148 billion compared with $8.604 billion for the year ended August 25, 2012, a 6.3% increase from fiscal 2012. This growth was driven primarily by sales from new stores of $222.3 million, the 53rd week sales of $177.7 million, and sales from AutoAnything for a portion of the fiscal year.

At August 31, 2013, we operated 4,836 domestic stores, 362 stores in Mexico and three stores in Brazil, compared with 4,685 domestic stores, 321 stores in Mexico and none in Brazil at August 25, 2012. We reported a total auto parts (domestic, Mexico and Brazil) sales increase of 5.2% for fiscal 2013.

Gross profit for fiscal 2013 was $4.741 billion, or 51.8% of net sales, compared with $4.432 billion, or 51.5% of net sales for fiscal 2012. The improvement in gross margin was primarily driven by lower product acquisition costs, partially offset by the inclusion of AutoAnything (28 basis points).

Operating, selling, general and administrative expenses for fiscal 2013 increased to $2.968 billion, or 32.4% of net sales, from $2.803 billion, or 32.6% of net sales for fiscal 2012. Operating expenses, as a percentage of sales, improved due to lower incentive compensation (19 basis points), partially offset by lower sales growth rates.

Interest expense, net for fiscal 2013 was $185.4 million compared with $175.9 million during fiscal 2012. This increase was primarily due to higher average borrowing levels over the comparable prior year period; partially offset by a decline in borrowing rates. Average borrowings for fiscal 2013 were $3.927 billion, compared with $3.507 billion for fiscal 2012 and weighted average borrowing rates were 4.5% for fiscal 2013, compared to 4.7% for fiscal 2012.

Our effective income tax rate was 36.0% of pre-tax income for fiscal 2013 compared to 36.0% for fiscal 2012.

Net income for fiscal 2013 increased by 9.3% to $1.016 billion, and diluted earnings per share increased 18.3% to $27.79 from $23.48 in fiscal 2012. The impact of the fiscal 2013 stock repurchases on diluted earnings per share in fiscal 2013 was an increase of approximately $1.09.

Effective December 2012, we acquired certain assets and liabilities of AutoAnything, an online retailer of specialized automotive products for up to $150 million, including an initial cash payment of $115 million, up to a $5 million holdback payment for working capital true-ups, and contingent payments not to exceed $30 million. During the third quarter of fiscal 2013, we paid the holdback payment for working capital true-ups of $1.1 million. With this acquisition, we expect to bolster our online presence in the automotive accessory and performance markets. The results of operations from AutoAnything have been included in our Other business activities since the date of acquisition. The purchase price allocation resulted in goodwill of $83.4 million and intangible assets totaling $58.7 million. Goodwill generated from the acquisition is tax deductible and is primarily attributable to expected synergies and the assembled workforce. The contingent consideration is based on the achievement of certain performance metrics through calendar year 2014 with any earned payments due during the first calendar quarter of 2014 and 2015. The fair value of the contingent consideration as of the acquisition date was $22.7 million.

We performed our annual impairment testing in the fourth quarter of fiscal 2013 for the goodwill and indefinite-lived intangible asset related to the acquisition of AutoAnything. Based on an analysis of AutoAnything's revised planned financial results compared to the initial projections, we determined it was more likely than not the goodwill attributed to AutoAnything was impaired. Accordingly, we performed a goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount, including goodwill. Because the fair value of the reporting unit was lower than its carrying value, we recorded a goodwill impairment charge of $18.3 million during the fourth quarter of fiscal 2013. Based on our evaluation of the future discounted cash flows of AutoAnything's trade name as compared to its carrying value, it was determined that AutoAnything's trade name was also impaired. We recorded an impairment charge of $4.1 million during the fourth quarter of fiscal 2013 related to the trade name.

Based on the revised plan financial results, we also determined AutoAnything is not likely to achieve the operating income targets necessary to earn the contingent consideration. Therefore, we adjusted the fair value of the contingent consideration at August 31, 2013 to $0.2 million, resulting in a decrease to the contingent consideration liability of $23.3 million during the fourth quarter of fiscal 2013. The net impact of the impairment charges and the contingent consideration adjustment is a gain of $0.9 million. The net impact is included in Operating, selling, general and administrative expenses in our Other business activities.

Fiscal 2012 Compared with Fiscal 2011

For the fiscal year ended August 25, 2012, we reported net sales of $8.604 billion compared with $8.073 billion for the year ended August 27, 2011, a 6.6% increase from fiscal 2011. This growth was driven primarily by an increase in domestic same store sales of 3.9% and sales from new stores of $214.2 million. The improvement in domestic same store sales was driven by higher transaction value, partially offset by decreased transaction counts.

At August 25, 2012, we operated 4,685 domestic stores and 321 stores in Mexico, compared with 4,534 domestic stores and 279 stores in Mexico at August 27, 2011. We reported a total auto parts (domestic and Mexico operations) sales increase of 6.5% for fiscal 2012.

Gross profit for fiscal 2012 was $4.432 billion, or 51.5% of net sales, compared with $4.119 billion, or 51.0% of net sales for fiscal 2011. The improvement in gross margin was primarily attributable to higher merchandise margins (19 basis points) and lower shrink expense (17 basis points). Lower acquisition costs drove the higher merchandise margins for the year.

Operating, selling, general and administrative expenses for fiscal 2012 increased to $2.803 billion, or 32.6% of net sales, from $2.625 billion, or 32.5% of net sales for fiscal 2011. The slight increase in operating expenses, as a percentage of sales, was the result of higher self-insurance costs (42 basis points); partially offset by lower incentive compensation (30 basis points).

Interest expense, net for fiscal 2012 was $175.9 million compared with $170.6 million during fiscal 2011. This increase was primarily due to higher average borrowing levels over the comparable prior year period; partially offset by a decline in borrowing rates. Average borrowings for fiscal 2012 were $3.507 billion, compared with $3.103 billion for fiscal 2011 and weighted average borrowing rates were 4.7% for fiscal 2012, compared to 5.1% for fiscal 2011.

Our effective income tax rate was 36.0% of pre-tax income for fiscal 2012 compared to 35.9% for fiscal 2011.

Net income for fiscal 2012 increased by 9.6% to $930.4 million, and diluted earnings per share increased 20.6% to $23.48 from $19.47 in fiscal 2011. The impact of the fiscal 2012 stock repurchases on diluted earnings per share in fiscal 2012 was an increase of approximately $0.96.

Seasonality and Quarterly Periods

Our business is somewhat seasonal in nature, with the highest sales typically occurring in the spring and summer months of February through September, in which average weekly per-store sales historically have been about 15% to 25% higher than in the slower months of December and January. During short periods of time, a store's sales can be affected by weather conditions. Extremely hot or extremely cold weather may enhance sales by causing parts to fail; thereby increasing sales of seasonal products. Mild or rainy weather tends to soften sales, as parts failure rates are lower in mild weather, with elective maintenance deferred during periods of rainy weather. Over the longer term, the effects of weather balance out, as we have stores throughout the United States, Puerto Rico, Mexico and Brazil.

Each of the first three quarters of our fiscal year consists of 12 weeks, and the fourth quarter consisted of 17 weeks in 2013 and 16 weeks in 2012 and 2011. Because the fourth quarter contains seasonally high sales volume and consists of 16 or 17 weeks, compared with 12 weeks for each of the first three quarters, our fourth quarter represents a disproportionate share of the annual net sales and net income. The fourth quarter of fiscal year 2013 represented 33.8% of annual sales and 36.5% of net income; the fourth quarter of fiscal 2012 represented 32.1% of annual sales and 34.8% of net income; and the fourth quarter of fiscal 2011 represented 32.7% of annual sales and 35.5% of net income.

Liquidity and Capital Resources

The primary source of our liquidity is our cash flows realized through the sale of automotive parts and products. Net cash provided by operating activities was $1.415 billion in fiscal 2013, $1.224 billion in fiscal 2012, and $1.292 billion in fiscal 2011. Cash flows from operations are favorable to last year due to the change in inventories net of payables and the growth in net income. We had an accounts payable to inventory ratio of 115.6% at August 31, 2013, 111.4% at August 25, 2012, and 111.7% at August 27, 2011. Our inventory increases are primarily attributable to our efforts to update product assortments in all of our stores and an increased number of stores. During fiscal 2013, we initiated a variety of strategic inventory tests focused on increasing inventory availability, which increased our inventory per store. Many of our vendors have supported our initiative to update our product assortments by providing extended payment terms. These extended payment terms have allowed us to continue our high accounts payable to inventory ratio.

Our primary capital requirement has been the funding of our continued new-store development program. From the beginning of fiscal 2011 to August 31, 2013, we have opened 578 new stores. Net cash flows used in investing activities were $527.3 million in fiscal 2013, compared to $374.8 million in fiscal 2012, and $319.0 million in fiscal 2011. We invested $414.5 million in capital assets in fiscal 2013, compared to $378.1 million in fiscal 2012, and $321.6 million in fiscal 2011. The increase in capital expenditures during this time was primarily attributable to the number and types of stores opened and increased investment in our existing stores. New store openings were 197 for fiscal 2013, 193 for fiscal 2012, and 188 for fiscal 2011. Cash flows used in the acquisition of AutoAnything were $116.1 million during fiscal 2013. There were no acquisitions in fiscal 2012 or fiscal 2011. We invest a portion of our assets held by our wholly owned insurance captive in marketable securities. We purchased $44.5 million of marketable securities in fiscal 2013, $45.7 million in fiscal 2012, and $43.8 million in fiscal 2011. We had proceeds from the sale of marketable securities of $37.9 million in fiscal 2013, $42.4 million in fiscal 2012, and $43.1 million in fiscal 2011. Capital asset disposals provided proceeds of $9.8 million in fiscal 2013, $6.6 million in fiscal 2012, and $3.3 million in fiscal 2011.

Net cash used in financing activities was $847.0 million in fiscal 2013, $843.4 million in fiscal 2012, and $973.8 million in fiscal 2011. The net cash used in financing activities reflected purchases of treasury stock which totaled $1.387 billion for fiscal 2013, $1.363 billion for fiscal 2012, and $1.467 billion for fiscal 2011. The treasury stock purchases in fiscal 2013, 2012 and 2011 were primarily funded by cash flows from operations, and by increases in debt levels. Proceeds from issuance of debt were $800 million for fiscal 2013, $500 million for fiscal 2012, and $500 million for fiscal 2011. In fiscal 2013 and fiscal 2012, the proceeds from the issuance of debt were used for the repayment of a portion of commercial paper borrowings and general corporate purposes, including for working capital requirements, capital expenditures, store openings and stock repurchases. Proceeds from the issuance of debt in fiscal 2013 were also used for the acquisition of AutoAnything. In fiscal 2013, we repaid our $200 million Senior Notes due in June 2013 and our $300 million Senior Notes due in October 2012 using commercial paper borrowings. There were no repayments of debt in fiscal 2012. In fiscal 2011, we used the proceeds from the issuance of debt to repay our $199.3 million Senior Notes due in November 2010, to repay a portion of our commercial paper borrowings and for general corporate purposes. In 2013, we received proceeds from the issuance of commercial paper and short-term borrowings in the amount of $118.7 million. In 2012, net payments of commercial paper and short-term borrowings were $81.3 million. In 2011, we received proceeds from the issuance of commercial paper and short-term borrowing in the amount of $141.5 million.

During fiscal 2014, we expect to invest in our business at an increased rate as compared to fiscal 2013. Our investments are expected to be directed primarily to our new-store development program and enhancements to existing stores and infrastructure. The amount of our investments in our new-store program is impacted by different factors, including such factors as whether the building and land are purchased (requiring higher investment) or leased (generally lower investment), located in the United States, Mexico or Brazil, or located in urban or rural areas. During fiscal 2013, fiscal 2012, and fiscal 2011, our capital expenditures have increased by approximately 10%, 18% and 2%, respectively, as compared to the prior year. Our mix of store openings has moved away from build-to-suit leases (lower initial capital investment) to ground leases and land purchases (higher initial capital investment), resulting in increased capital expenditures per store over the previous three years, and we expect this trend to continue during the fiscal year ending August 30, 2014.

In addition to the building and land costs, our new-store development program requires working capital, predominantly for inventories. Historically, we have negotiated extended payment terms from suppliers, reducing the working capital required and resulting in a high accounts payable to inventory ratio. We plan to continue leveraging our inventory purchases; however, our ability to do so may be limited by our vendors' capacity to factor their receivables from us. Certain vendors participate in financing arrangements with financial institutions whereby they factor their receivables from us, allowing them to receive payment on our invoices at a discounted rate.

Depending on the timing and magnitude of our future investments (either in the form of leased or purchased properties or acquisitions), we anticipate that we will rely primarily on internally generated funds and available borrowing capacity to support a majority of our capital expenditures, working capital requirements and stock repurchases. The balance may be funded through new borrowings. We anticipate that we will be able to obtain such financing in view of our credit ratings and favorable experiences in the debt markets in the past.

Our cash balances are held in various locations around the world. Of the $142.2 million and $103.1 million of cash and cash equivalents at August 31, 2013, and August 25, 2012, respectively, $38.2 million and $7.8 million, respectively, were held outside of the U.S. and were generally utilized to support liquidity needs in our foreign operations. We intend to continue to permanently reinvest the cash held outside of the U.S. in our foreign operations.

For the fiscal year ended August 31, 2013, our after-tax return on invested capital ("ROIC") was 32.7% as compared to 33.0% for the comparable prior year period. ROIC is calculated as after-tax operating profit (excluding rent charges) divided by average invested capital (which includes a factor to capitalize operating leases). The decrease in ROIC is primarily due to the acquisition of AutoAnything. We use ROIC to evaluate whether we are effectively using our capital resources and believe it is an important indicator of our overall operating performance.

Debt Facilities
In September 2011, we amended and restated our $800 million revolving credit facility, which was scheduled to expire in July 2012. The capacity under the revolving credit facility was increased to $1.0 billion. This credit facility is available to primarily support commercial paper borrowings, letters of credit and other short-term, unsecured bank loans. The capacity of the credit facility may be increased to $1.250 billion prior to the maturity date at our election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $175 million in capital leases each fiscal year. Under the revolving credit facility, we may borrow funds consisting of Eurodollar loans or base rate loans. Interest accrues on Eurodollar loans at a defined Eurodollar rate, defined as the London InterBank Offered Rate ("LIBOR") plus the applicable percentage, as defined in the revolving credit facility, depending upon our senior, unsecured, (non-credit enhanced) long-term debt rating. Interest accrues on base rate loans as defined in the revolving credit facility. We also have the option to borrow funds under the terms of a swingline loan subfacility. The revolving credit facility expires in September 2016.

The revolving credit facility agreement requires that our consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. Our consolidated interest coverage ratio as of August 31, 2013 was 4.68:1.

As of August 31, 2013, $637 million of commercial paper borrowings and $326.3 million of the 6.500% Senior Notes due January 2014 are classified as long-term in the Consolidated Balance Sheets as we have the ability and intent to refinance on a long-term basis through available capacity in our revolving credit facility. As of August 31, 2013, we had $963.3 million of availability under our $1.0 billion revolving credit facility, expiring in September 2016 that would allow us to replace these short-term obligations with long-term financing.

In addition to the revolving credit facility, we also maintain a letter of credit facility that allows us to request the participating bank to issue letters of credit on our behalf up to an aggregate amount of $100 million. As of August 31, 2013, we have $99.4 million in letters of credit outstanding under the letter of credit facility, which expires in June 2016.

In addition to the outstanding letters of credit issued under the committed facilities discussed above, we had $41.8 million in letters of credit outstanding as of August 31, 2013. These letters of credit have various maturity dates and were issued on an uncommitted basis.

On April 29, 2013, we issued $500 million in 3.125% Senior Notes due July 2023 under our shelf registration statement filed with the SEC on April 17, 2012 (the "Shelf Registration"). The Shelf Registration allows us to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. Proceeds from the debt issuance on April 29, 2013, were used to repay a portion of the outstanding commercial paper borrowings and for general corporate purposes. We used commercial paper borrowings to repay the $200 million in 4.375% Senior Notes due June 2013.

On November 13, 2012, we issued $300 million in 2.875% Senior Notes due January 2023 under the Shelf Registration. Proceeds from the debt issuance on November 13, 2012, were used to repay a portion of the outstanding commercial paper borrowings, which were used to repay the $300 million in 5.875% Senior Notes due in October 2012, and for general corporate purposes.

On April 24, 2012, we issued $500 million in 3.700% Senior Notes due April 2022 under the Shelf Registration. Proceeds from the debt issuance on April 24, 2012, were used to repay a portion of the commercial paper borrowings and for general corporate purposes. On November 15, 2010, we issued $500 million in 4.000% Senior Notes due 2020 under a shelf registration statement filed with the Securities and Exchange Commission on July 29, 2008. We used the proceeds from the November 15, 2010 issuance of debt to repay the principal due relating to the 4.750% Senior Notes that matured on November 15, 2010, to repay a portion of the commercial paper borrowings and for general corporate purposes.

The 5.750% Senior Notes issued in July 2009 and the 6.500% and 7.125% Senior Notes issued during August 2008, (collectively, the "Notes"), are subject to an interest rate adjustment if the debt ratings assigned to the Notes are downgraded. The Notes, along with the 3.125% Senior Notes issued in April 2013, the 2.875% Senior Notes issued in November 2012, the 3.700% Senior Notes issued in April 2012 and the 4.000% Senior Notes issued in during November 2010, also contain a provision that repayment of the notes may be accelerated if we experience a change in control (as defined in the agreements). Our borrowings under our other senior notes contain minimal covenants, primarily restrictions on liens. Under our revolving credit facility, covenants include limitations on total indebtedness, restrictions on liens, a maximum debt to earnings ratio, and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. These covenants are in addition to the consolidated interest coverage ratio discussed above. All of the repayment obligations under our borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs.

As of August 31, 2013, we were in compliance with all covenants related to our borrowing arrangements and expect to remain in compliance with those covenants in the future.

For the fiscal year ended August 31, 2013, our adjusted debt to earnings before interest, taxes, depreciation, amortization, rent and share-based compensation expense ("EBITDAR") ratio was 2.5:1 as compared to 2.5:1 as of the comparable prior year end. We calculate adjusted debt as the sum of total debt, capital lease obligations and rent times six; and we calculate EBITDAR by adding interest, taxes, depreciation, amortization, rent and share-based compensation expense to net income. We target our debt levels to a ratio of adjusted debt to EBITDAR in order to maintain our investment grade credit ratings. We believe this is important information for the management of our debt levels.

Stock Repurchases
During 1998, we announced a program permitting us to repurchase a portion of our outstanding shares not to exceed a dollar maximum established by our Board of Directors (the "Board"). On June 11, 2013, the Board voted to increase the authorization by $750 million to raise the cumulative share repurchase authorization from $12.65 billion to $13.40 billion. From January 1998 to August 31, 2013, we have repurchased a total of 134.6 million shares at an aggregate cost of $12.93 billion. We repurchased 3.5 million shares of common stock at an aggregate cost of $1.39 billion during fiscal 2013, 3.8 million shares of common stock at an aggregate cost of $1.36 billion during fiscal 2012, and 5.6 million shares of common stock at an aggregate cost of $1.47 billion during fiscal 2011. Considering cumulative repurchases as of August 31, 2013, we have $468.4 million remaining under the Board of Director's authorization to repurchase our common stock.

Subsequent to August 31, 2013, we have repurchased 355,150 shares of common stock at an aggregate cost of $149.8 million.

Financial Commitments
The following table shows our significant contractual obligations as of August 31, 2013:

(in thousands)	Total Contractual Obligations	Payment Due by Period Less than 1 year	Between 1-3 years	Between 3-5 years	Over 5 years
Long-term debt [1]	$ 4,013,267	$ 963,267	$ 1,000,000	$ 250,000	$ 1,800,000
Interest payments [2]	786,075	155,963	228,050	161,125	240,937
Operating leases [3]	1,957,222	228,747	424,989	358,057	945,429
Capital leases [4]	109,223	32,246	55,306	21,671	–
Self-insurance reserves [5]	197,268	66,133	57,358	28,490	45,287
Construction commitments	21,027	21,027	–	–	–
	$ 7,084,082	$ 1,467,383	$ 1,765,703	$ 819,343	$ 3,031,653

(1) Long-term debt balances represent principal maturities, excluding interest.
(2) Represents obligations for interest payments on long-term debt.
(3) Operating lease obligations are inclusive of amounts accrued within deferred rent and closed store obligations reflected in our consolidated balance sheets.
(4) Capital lease obligations include related interest.
(5) Self-insurance reserves reflect estimates based on actuarial calculations. Although these obligations do not have scheduled maturities, the timing of future payments are predictable based upon historical patterns. Accordingly, we reflect the net present value of these obligations in our consolidated balance sheets.

We have pension obligations reflected in our consolidated balance sheets that are not reflected in the table above due to the absence of scheduled maturities and the nature of the account. During fiscal 2013, we made contributions of $16.9 million to the pension plan. We expect to make contributions of approximately $4 million during fiscal 2014; however a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets.

As of August 31, 2013, our defined benefit obligation associated with our pension plans is $256.8 million and our pension assets are valued at $208.1 million, resulting in a net pension obligation of $48.7 million. Amounts recorded in Accumulated other comprehensive loss are $83.6 million at August 31, 2013. The balance in Accumulated other comprehensive loss will be amortized into pension expense in the future, unless the losses are recovered in future periods through actuarial gains.

Additionally, our tax liability for uncertain tax positions, including interest and penalties, was $35.4 million at August 31, 2013. Approximately $2.2 million is classified as current liabilities and $33.2 million is classified as long-term liabilities. We did not reflect these obligations in the table above as we are unable to make an estimate of the timing of payments due to uncertainties in the timing and amounts of the settlement of these tax positions.

Off-Balance Sheet Arrangements
The following table reflects outstanding letters of credit and surety bonds as of August 31, 2013:

(in thousands)	Total Other Commitments
Standby letters of credit	$ 145,357
Surety bonds	30,726
	$ 176,083

A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in our consolidated balance sheets. The standby letters of credit and surety bond arrangements expire within one year, but have automatic renewal clauses.

Reconciliation of Non-GAAP Financial Measures

"Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). These non-GAAP financial measures provide additional information for determining our optimum capital structure and are used to assist management in evaluating performance and in making appropriate business decisions to maximize stockholders' value.

Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purpose of analyzing our operating performance, financial position or cash flows. However, we have presented the non-GAAP financial measures, as we believe they provide additional information that is useful to investors as it indicates more clearly our comparative year-to-year operating results. Furthermore, our management and Compensation Committee of the Board use the above-mentioned non-GAAP financial measures to analyze and compare our underlying operating results and use select measurements to determine payments of performance-based compensation. We have included a reconciliation of this information to the most comparable GAAP measures in the following reconciliation tables.

Reconciliation of Non-GAAP Financial Measure: Cash Flow Before Share Repurchases and Changes in Debt
The following table reconciles net increase (decrease) in cash and cash equivalents to cash flow before share repurchases and changes in debt, which is presented in "Selected Financial Data":

	Fiscal Year Ended August				
(in thousands)	**2013**	**2012**	**2011**	**2010**	**2009**
Net increase (decrease) in cash and cash equivalents	$ 39,098	$ 5,487	$ (674)	$ 5,574	$ (149,755)
Less: Increase in debt	418,652	418,729	442,201	181,586	476,900
Plus: Share repurchases	1,387,315	1,362,869	1,466,802	1,123,655	1,300,002
Cash flow before share repurchases and changes in debt	$1,007,761	$ 949,627	$1,023,927	$ 947,643	$ 673,347

10-K

Reconciliation of Non-GAAP Financial Measure: After-tax Return on Invested Capital

The following table calculates the percentage of ROIC. ROIC is calculated as after-tax operating profit (excluding rent) divided by average invested capital (which includes a factor to capitalize operating leases). The ROIC percentages are presented in "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except percentages)	**2013[(1)]**	**2012**	**2011**	**2010**	**2009**
Net income	$ 1,016,480	$ 930,373	$ 848,974	$ 738,311	$ 657,049
Adjustments:					
Interest expense	185,415	175,905	170,557	158,909	142,316
Rent expense	246,340	229,417	213,846	195,632	181,308
Tax effect [(2)]	(155,432)	(145,916)	(137,962)	(128,983)	(117,929)
After-tax return	$ 1,292,803	$ 1,189,779	$ 1,095,415	$ 963,869	$ 862,744
Average debt [(3)]	$ 3,951,360	$ 3,508,970	$ 3,121,880	$ 2,769,617	$ 2,468,351
Average (deficit)[(4)]	(1,581,832)	(1,372,342)	(993,624)	(507,885)	(75,162)
Rent x 6 [(5)]	1,478,040	1,376,502	1,283,076	1,173,792	1,087,848
Average capital lease obligations [(6)]	102,729	96,027	84,966	62,220	58,901
Pre-tax invested capital	$ 3,950,297	$ 3,609,157	$ 3,496,298	$ 3,497,744	$ 3,539,938
ROIC	32.7%	33.0%	31.3%	27.6%	24.4%

(1) The fiscal year ended August 31, 2013 consisted of 53 weeks.
(2) The effective tax rate during fiscal 2013, 2012, 2011, 2010 and 2009 was 36.0%, 36.0%, 35.9%, 36.4% and 36.4%, respectively.
(3) Average debt is equal to the average of our debt measured as of the previous five quarters.
(4) Average equity is equal to the average of our stockholders' (deficit) measured as of the previous five quarters.
(5) Rent is multiplied by a factor of six to capitalize operating leases in the determination of pre-tax invested capital.
(6) Average capital lease obligations is computed as the average of our capital lease obligations over the previous five quarters.

Reconciliation of Non-GAAP Financial Measure: Fiscal 2013 Results Excluding Impact of 53rd Week:

The following table summarizes the impact of the additional week to the 53 week fiscal year ended August 31, 2013.

(in thousands, except per share and percentages)	**Fiscal 2013 Results of Operations**	**Percent of Revenue**	**Results of Operations for 53rd Week**	**Fiscal 2013 Results of Operations Excluding 53rd Week**	**Percent of Revenue**
Net sales	$ 9,147,530	100.0%	$ (177,722)	$ 8,969,808	100.0%
Cost of sales	4,406,595	48.2%	(85,281)	4,321,314	48.2%
Gross profit	4,740,935	51.8%	(92,441)	4,648,494	51.8%
Operating expenses	2,967,837	32.4%	(52,605)	2,915,232	32.5%
Operating profit	1,773,098	19.4%	(39,836)	1,733,262	19.3%
Interest expense, net	185,415	2.0%	(3,524)	181,891	2.0%
Income before taxes	1,587,683	17.4%	(36,312)	1,551,371	17.3%
Income taxes	571,203	6.2%	(12,883)	558,320	6.2%
Net income	$ 1,016,480	11.1%	$ (23,429)	$ 993,051	11.1%
Diluted earnings per share	$ 27.79		$ (0.64)	$ 27.15	

Reconciliation of Non-GAAP Financial Measure: Adjusted Debt to EBITDAR

The following table calculates the ratio of adjusted debt to EBITDAR. Adjusted debt to EBITDAR is calculated as the sum of total debt, capital lease obligations and annual rents times six; divided by net income plus interest, taxes, depreciation, amortization, rent and share-based compensation expense. The adjusted debt to EBITDAR ratios are presented in "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations":

	Fiscal Year Ended August				
(in thousands, except ratios)	**2013**[(1)]	**2012**	**2011**	**2010**	**2009**
Net income	$ 1,016,480	$ 930,373	$ 848,974	$ 738,311	$ 657,049
Add: Interest expense	185,415	175,905	170,557	158,909	142,316
Income tax expense	571,203	522,613	475,272	422,194	376,697
EBIT	1,773,098	1,628,891	1,494,803	1,319,414	1,176,062
Add: Depreciation expense	227,251	211,831	196,209	192,084	180,433
Rent expense	246,340	229,417	213,846	195,632	181,308
Share-based expense	37,307	33,363	26,625	19,120	19,135
EBITDAR	$ 2,283,996	$ 2,103,502	$ 1,931,483	$ 1,726,250	$ 1,556,938
Debt	$ 4,187,000	$ 3,768,183	$ 3,351,682	$ 2,908,486	$ 2,726,900
Capital lease obligations	106,171	102,256	86,656	88,280	54,764
Rent x 6	1,478,040	1,376,502	1,283,076	1,173,792	1,087,848
Adjusted debt	$ 5,771,211	$ 5,246,941	$ 4,721,414	$ 4,170,558	$ 3,869,512
Adjusted debt to EBITDAR	2.5	2.5	2.4	2.4	2.5

(1) The fiscal year ended August 31, 2013 consisted of 53 weeks.

Recent Accounting Pronouncements

See Note A of the Notes to Consolidated Financial Statements for a discussion on recent accounting pronouncements.

Critical Accounting Policies and Estimates

Preparation of our consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent liabilities. In the notes to our consolidated financial statements, we describe our significant accounting policies used in preparing the consolidated financial statements. Our policies are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under different assumptions or conditions. Our senior management has identified the critical accounting policies for the areas that are materially impacted by estimates and assumptions and have discussed such policies with the Audit Committee of our Board. The following items in our consolidated financial statements represent our critical accounting policies that require significant estimation or judgment by management:

Inventory Reserves and Cost of Sales

LIFO

We state our inventories at the lower of cost or market using the last-in, first-out ("LIFO") method for domestic merchandise and the first-in, first out ("FIFO") method for Mexico inventories. Due to price deflation on our merchandise purchases, our domestic inventory balances are effectively maintained under the FIFO method. We do not write up inventory for favorable LIFO adjustments, and due to price deflation, LIFO costs of our domestic inventories exceed replacement costs by $283.7 million at August 31, 2013, calculated using the dollar value method.

Inventory Obsolescence and Shrinkage

Our inventory, primarily hard parts, maintenance items, accessories and non-automotive products, is used on vehicles that have rather long lives; and therefore, the risk of obsolescence is minimal and the majority of excess inventory has historically been returned to our vendors for credit. In the isolated instances where less than full credit will be received for such returns and where we anticipate that items will be sold at retail prices that are less than recorded costs, we record a charge (less than $20 million in each of the last three years) through cost of sales for the difference. These charges are based on management's judgment, including estimates and assumptions regarding marketability of products and the market value of inventory to be sold in future periods.

Historically, we have not encountered material exposure to inventory obsolescence or excess inventory, nor have we experienced material changes to our estimates. However, we may be exposed to material losses should our vendors alter their policy with regard to accepting excess inventory returns.

Additionally, we reduce inventory for projected losses related to shrinkage, which is estimated based on historical losses and current inventory loss trends resulting from previous physical inventories. Shrinkage may occur due to theft, loss or inaccurate records for the receipt of goods, among other things. Throughout the year, we take physical inventory counts of our stores and distribution centers to verify these estimates. We make assumptions regarding upcoming physical inventory counts that may differ from actual results. Over the last three years, there has been less than a 50 basis point fluctuation in our shrinkage rate.

Each quarter, we evaluate the accrued shrinkage in light of the actual shrink results. To the extent our actual physical inventory count results differ from our estimates, we may experience material adjustments to our financial statements. Historically, we have not experienced material adjustments to our shrinkage estimates and do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions we use.

A 10% difference in our inventory reserves as of August 31, 2013, would have affected net income by approximately $6 million in fiscal 2013.

Vendor Allowances

We receive various payments and allowances from our vendors through a variety of programs and arrangements, including allowances for warranties, advertising and general promotion of vendor products. Vendor allowances are treated as a reduction of inventory, unless they are provided as a reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendor's products. Approximately 87% of the vendor funds received are recorded as a reduction of the cost of inventories and recognized as a reduction to cost of sales as these inventories are sold.

Based on our vendor agreements, a significant portion of vendor funding we receive is based on our inventory purchases. Therefore, we record receivables for funding earned but not yet received as we purchase inventory. During the year, we regularly review the receivables from vendors to ensure vendors are able to meet their obligations. We generally have not recorded a reserve against these receivables as we have legal right of offset with our vendors for payments owed them. Historically, we have had write-offs less than $500 thousand in each of the last three years.

Goodwill and Intangibles

We evaluate goodwill and indefinite-lived intangibles for impairment annually in the fourth quarter of each fiscal year or whenever events or changes in circumstances indicate the carrying values exceeds the current fair value. We evaluate the likelihood of impairment by considering qualitative factors, such as macroeconomic, industry, market, or any other factors that could impact the reporting unit's fair value. If these factors indicate impairment, we perform a quantitative assessment to determine if the carrying value exceeds the fair value. Goodwill is evaluated at the reporting unit level and involves valuation methods including forecasting future financial performance, estimates of discount rates, and other factors. If the carrying value of the reporting unit's goodwill exceeds the fair value, we recognize an impairment loss.

Indefinite-lived intangibles are evaluated by comparing the carrying amount of the asset to the future discounted cash flows that the asset is expected to generate. If the carrying value of the indefinite-lived intangible asset

exceeds the fair value based on the future discounted cash flows, we recognize an impairment loss. These impairment analyses require a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual results may be different from our estimates.
The carrying value of goodwill at August 31, 2013 and August 25, 2012 was $367.8 million and $302.6 million, respectively. During fiscal fourth quarter of 2013, we recorded an $18.3 million goodwill impairment charge in our Other business activities related to the goodwill of AutoAnything and a $4.1 million impairment charge to AutoAnything's trade name. The $4.1 million impairment charge resulted in a remaining carrying value of $24.6 million at August 31, 2013. No indefinite-lived intangible amounts were recorded at August 25, 2012. We also determined AutoAnything is not likely to achieve the operating income targets necessary to earn the contingent consideration. Therefore, these impairment charges were offset by an adjustment of $23.3 million to the contingent consideration liability to reflect its fair value at August 31, 2013. No impairment charges were recognized in our Other business activities in previous fiscal years. No impairment charges were recognized in the Auto Parts Stores reporting segment during fiscal 2013 or in previous fiscal years. We do not believe there is a reasonable likelihood that there will be a material change in the future estimates or assumptions used to evaluate goodwill or indefinite-lived intangibles.

Self-Insurance Reserves
We retain a significant portion of the risks associated with workers' compensation, employee health, general and products liability, property and vehicle liability; and we obtain third party insurance to limit the exposure related to certain of these risks. Our self-insurance reserve estimates totaled $190.2 million at August 31, 2013, and $175.8 million at August 25, 2012. This change is primarily reflective of our growing operations, including inflation, increases in health care costs, the number of vehicles and the number of hours worked, as well as our historical claims experience and changes in our discount rate.

The assumptions made by management in estimating our self-insurance reserves include consideration of historical cost experience, judgments about the present and expected levels of cost per claim and retention levels. We utilize various methods, including analyses of historical trends and actuarial methods, to estimate the cost to settle reported claims, and claims incurred but not yet reported. The actuarial methods develop estimates of the future ultimate claim costs based on the claims incurred as of the balance sheet date. When estimating these liabilities, we consider factors, such as the severity, duration and frequency of claims, legal costs associated with claims, healthcare trends, and projected inflation of related factors. In recent history, our methods for determining our exposure have remained consistent, and our historical trends have been appropriately factored into our reserve estimates. As we obtain additional information and refine our methods regarding the assumptions and estimates we use to recognize liabilities incurred, we will adjust our reserves accordingly.

Management believes that the various assumptions developed and actuarial methods used to determine our self-insurance reserves are reasonable and provide meaningful data and information that management uses to make its best estimate of our exposure to these risks. Arriving at these estimates, however, requires a significant amount of subjective judgment by management, and as a result these estimates are uncertain and our actual exposure may be different from our estimates. For example, changes in our assumptions about health care costs, the severity of accidents and the incidence of illness, the average size of claims and other factors could cause actual claim costs to vary materially from our assumptions and estimates, causing our reserves to be overstated or understated. For instance, a 10% change in our self-insurance liability would have affected net income by approximately $12 million for fiscal 2013.

Our liabilities for workers' compensation, certain general and product liability, property and vehicle claims do not have scheduled maturities; however, the timing of future payments is predictable based on historical patterns and is relied upon in determining the current portion of these liabilities. Accordingly, we reflect the net present value of the obligations we determine to be long-term using the risk-free interest rate as of the balance sheet date. If the discount rate used to calculate the present value of these reserves changed by 50 basis points, net income would have been affected by approximately $2 million for fiscal 2013. Our liability for health benefits is classified as current, as the historical average duration of claims is approximately six weeks.

Income Taxes
Our income tax returns are audited by state, federal and foreign tax authorities, and we are typically engaged in various tax examinations at any given time. Tax contingencies often arise due to uncertainty or differing interpretations of the application of tax rules throughout the various jurisdictions in which we operate. The

contingencies are influenced by items such as tax audits, changes in tax laws, litigation, appeals and prior experience with similar tax positions. We regularly review our tax reserves for these items and assess the adequacy of the amount we have recorded. As of August 31, 2013, we had approximately $35.4 million reserved for uncertain tax positions.

We evaluate potential exposures associated with our various tax filings by estimating a liability for uncertain tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires us to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

We believe our estimates to be reasonable and have not experienced material adjustments to our reserves in the previous three years; however, actual results could differ from our estimates, and we may be exposed to gains or losses that could be material. Specifically, management has used judgment and made assumptions to estimate the likely outcome of uncertain tax positions. Additionally, to the extent we prevail in matters for which a liability has been established, or must pay in excess of recognized reserves, our effective tax rate in any particular period could be materially affected.

Pension Obligation
Prior to January 1, 2003, substantially all full-time employees were covered by a qualified defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. On January 1, 2003, our supplemental, unqualified defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan. As the plan benefits are frozen, the annual pension expense and recorded liabilities are not impacted by increases in future compensation levels, but are impacted by the use of two key assumptions in the calculation of these balances:

Expected long-term rate of return on plan assets: For the fiscal year ended August 31, 2013, we have assumed a 7.5% long-term rate of return on our plan assets. This estimate is a judgmental matter in which management considers the composition of our asset portfolio, our historical long-term investment performance and current market conditions. We review the expected long-term rate of return on an annual basis, and revise it accordingly. Additionally, we monitor the mix of investments in our portfolio to ensure alignment with our long-term strategy to manage pension cost and reduce volatility in our assets. At August 31, 2013, our plan assets totaled $208 million in our qualified plan. Our assets are generally valued using the net asset values, which are determined by valuing investments at the closing price or last trade reported on the major market on which the individual securities are traded. We have no assets in our nonqualified plan. A 50 basis point change in our expected long term rate of return would impact annual pension expense by approximately $1 million for the qualified plan.

Discount rate used to determine benefit obligations: This rate is highly sensitive and is adjusted annually based on the interest rate for long-term, high-quality, corporate bonds as of the measurement date using yields for maturities that are in line with the duration of our pension liabilities. This same discount rate is also used to determine pension expense for the following plan year. For fiscal 2013, we assumed a discount rate of 5.2%. A decrease in the discount rate increases our projected benefit obligation and pension expense. A 50 basis point change in the discount rate at August 31, 2013 would impact annual pension expense/income by approximately $2 million for the qualified plan and $30 thousand for the nonqualified plan.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, we use various derivative instruments to reduce interest rate and fuel price risks. To date, based upon our current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of our hedging activities are governed by guidelines that are authorized by the Board. Further, we do not buy or sell derivative instruments for trading purposes.

Interest Rate Risk
Our financial market risk results primarily from changes in interest rates. At times, we reduce our exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps.

We have historically utilized interest rate swaps to convert variable rate debt to fixed rate debt and to lock in fixed rates on future debt issuances. We reflect the current fair value of all interest rate hedge instruments as a component of either other current assets or accrued expenses and other. Our interest rate hedge instruments are designated as cash flow hedges.

Unrealized gains and losses on interest rate hedges are deferred in stockholders' deficit as a component of Accumulated other comprehensive loss. These deferred gains and losses are recognized in income as a decrease or increase to interest expense in the period in which the related cash flows being hedged are recognized in expense. However, to the extent that the change in value of an interest rate hedge instrument does not perfectly offset the change in the value of the cash flow being hedged, that ineffective portion is immediately recognized in earnings.

During the fourth quarter of fiscal 2012, we entered into two treasury rate locks, each with a notional amount of $100 million. These agreements were cash flow hedges used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates related to the $300 million Senior Note debt issuance in November 2012. The fixed rates of the hedges were 2.07% and 1.92% and were benchmarked based on the 10-year U.S. treasury notes. These locks expired on November 1, 2012 and resulted in a loss of $5.1 million, which has been deferred in Accumulated other comprehensive loss and will be reclassified to Interest expense over the life of the underlying debt. The hedges remained highly effective until they expired, and no ineffectiveness was recognized in earnings.

During the third quarter of fiscal 2012, we entered into two treasury rate locks. These agreements were designated as cash flow hedges and were used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates related to the $500 million Senior Note debt issuance in April 2012. The treasury rate locks had notional amounts of $300 million and $100 million with associated fixed rates of 2.09% and 2.07% respectively. The locks were benchmarked based on the 10-year U.S. treasury notes. These locks expired on April 20, 2012 and resulted in a loss of $2.8 million, which has been deferred in Accumulated other comprehensive loss and will be reclassified to Interest expense over the life of the underlying debt. The hedges remained highly effective until they expired, and no ineffectiveness was recognized in earnings.

The fair value of our debt was estimated at $4.259 billion as of August 31, 2013, and $4.055 billion as of August 25, 2012, based on the quoted market prices for the same or similar debt issues or on the current rates available to us for debt having the same remaining maturities. Such fair value is greater than the carrying value of debt by $72.2 million and $286.6 million at August 31, 2013 and August 25, 2012, respectively. We had $637.0 million of variable rate debt outstanding at August 31, 2013, and $518.2 million of variable rate debt outstanding at August 25, 2012. In fiscal 2013, at this borrowing level for variable rate debt, a one percentage point increase in interest rates would have had an unfavorable impact on our pre-tax earnings and cash flows of approximately $6 million. The primary interest rate exposure on variable rate debt is based on LIBOR. We had outstanding fixed rate debt of $3.550 billion at August 31, 2013, and $3.250 billion at August 25, 2012. A one percentage point increase in interest rates would reduce the fair value of our fixed rate debt by approximately $128.4 million at August 31, 2013.

Fuel Price Risk
From time to time, we utilize fuel swap contracts in order to lower fuel cost volatility in our operating results. Historically, the instruments were executed to economically hedge a portion of our diesel and unleaded fuel

exposure. However, we have not designated the fuel swap contracts as hedging instruments; and therefore, the contracts have not qualified for hedge accounting treatment. We did not enter into any fuel swap contracts during fiscal 2013, fiscal 2012 or fiscal 2011.

Foreign Currency Risk

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than our entities' functional currencies. To minimize our risk, we generally enter into transactions denominated in the respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material.

We are exposed to euros, Canadian dollars, and Brazilian reals, but our primary foreign currency exposure arises from Mexican peso-denominated revenues and profits and their translation into U.S. dollars.

We view our investments in Mexican subsidiaries as long-term. As a result, we generally do not hedge these net investments. The net asset exposure in the Mexican subsidiaries translated into U.S. dollars using the year-end exchange rates was $378.7 million at August 31, 2013 and $315.7 million at August 25, 2012. The year-end exchange rates with respect to the Mexican peso decreased by approximately 1.1% with respect to the U.S. dollar during fiscal 2013 and decreased by approximately 6.2% during fiscal 2012. The potential loss in value of our net assets in the Mexican subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at August 31, 2013 and August 25, 2012, amounted to approximately $34 million and approximately $29 million, respectively. Any changes in our net assets in the Mexican subsidiaries relating to foreign currency exchange rates would be reflected in the foreign currency translation component of Accumulated other comprehensive loss, unless the Mexican subsidiaries are sold or otherwise disposed. A hypothetical 10 percent adverse change in average exchange rates would not have a material impact on our results of operations.

Item 8. Financial Statements and Supplementary Data

Index

Management's Report on Internal Control Over Financial Reporting 37
Certifications 37
Reports of Independent Registered Public Accounting Firm 38
Consolidated Statements of Income 40
Consolidated Statements of Comprehensive Income 40
Consolidated Balance Sheets 41
Consolidated Statements of Cash Flows 42
Consolidated Statements of Stockholders' Deficit 43
Notes to Consolidated Financial Statements 44

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended). Our internal control over financial reporting includes, among other things, defined policies and procedures for conducting and governing our business, sophisticated information systems for processing transactions and properly trained staff. Mechanisms are in place to monitor the effectiveness of our internal control over financial reporting, including regular testing performed by the Company's internal audit team, which is comprised of Company personnel. Actions are taken to correct deficiencies as they are identified. Our procedures for financial reporting include the active involvement of senior management, our Audit Committee and a staff of highly qualified financial and legal professionals.

Management, with the participation of our principal executive and financial officers, assessed our internal control over financial reporting as of August 31, 2013, the end of our fiscal year. Management based its assessment on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework.

Based on this assessment, management has concluded that our internal control over financial reporting was effective as of August 31, 2013.

Our independent registered public accounting firm, Ernst & Young LLP, audited the effectiveness of our internal control over financial reporting. Ernst & Young LLP's attestation report on the Company's internal control over financial reporting as of August 31, 2013 is included in this Annual Report on Form 10-K.

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive
Vice President – Finance, Information
Technology and ALLDATA
(Principal Financial Officer)

Certifications

Compliance with NYSE Corporate Governance Listing Standards
On January 2, 2013, the Company submitted to the New York Stock Exchange the Annual CEO Certification required pursuant to Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Rule 13a-14(a) Certifications of Principal Executive Officer and Principal Financial Officer
The Company has filed, as exhibits to its Annual Report on Form 10-K for the fiscal year ended August 31, 2013, the certifications of its Principal Executive Officer and Principal Financial Officer required pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited AutoZone, Inc.'s internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework (the "COSO criteria"). AutoZone, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on AutoZone, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, AutoZone, Inc. maintained, in all material respects, effective internal control over financial reporting as of August 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of AutoZone, Inc. as of August 31, 2013 and August 25, 2012, and the related consolidated statements of income, comprehensive income, stockholders' deficit, and cash flows for each of the three years in the period ended August 31, 2013 of AutoZone, Inc. and our report dated October 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 28, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of AutoZone, Inc.

We have audited the accompanying consolidated balance sheets of AutoZone, Inc. as of August 31, 2013 and August 25, 2012, and the related consolidated statements of income, comprehensive income, stockholders' deficit, and cash flows for each of the three years in the period ended August 31, 2013. These financial statements are the responsibility of AutoZone, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of AutoZone, Inc. as of August 31, 2013 and August 25, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended August 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), AutoZone, Inc.'s internal control over financial reporting as of August 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission 1992 framework and our report dated October 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Memphis, Tennessee
October 28, 2013

10-K

Consolidated Statements of Income

(in thousands, except per share data)	Year Ended August 31, 2013 (53 weeks)	August 25, 2012 (52 weeks)	August 27, 2011 (52 weeks)
Net sales	$ 9,147,530	$ 8,603,863	$ 8,072,973
Cost of sales, including warehouse and delivery expenses	4,406,595	4,171,827	3,953,510
Gross profit	4,740,935	4,432,036	4,119,463
Operating, selling, general and administrative expenses	2,967,837	2,803,145	2,624,660
Operating profit	1,773,098	1,628,891	1,494,803
Interest expense, net	185,415	175,905	170,557
Income before income taxes	1,587,683	1,452,986	1,324,246
Income tax expense	571,203	522,613	475,272
Net income	$ 1,016,480	$ 930,373	$ 848,974
Weighted average shares for basic earnings per share	35,943	38,696	42,632
Effect of dilutive stock equivalents	638	929	971
Adjusted weighted average shares for diluted earnings per share	36,581	39,625	43,603
Basic earnings per share	$ 28.28	$ 24.04	$ 19.91
Diluted earnings per share	$ 27.79	$ 23.48	$ 19.47

See Notes to Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

(in thousands)	Year Ended August 31, 2013 (53 weeks)	August 25, 2012 (52 weeks)	August 27, 2011 (52 weeks)
Net income	$ 1,016,480	$ 930,373	$ 848,974
Other comprehensive income (loss):			
Pension liability adjustments, net of taxes(1)	43,106	(17,262)	(17,346)
Foreign currency translation adjustments	(12,216)	(13,866)	8,347
Unrealized loss on marketable securities, net of taxes(2)	(376)	(128)	(171)
Net derivative activity, net of taxes(3)	711	(1,066)	(4,053)
Total other comprehensive income (loss)	31,225	(32,322)	(13,223)
Comprehensive income	$ 1,047,705	$ 898,051	$ 835,751

(1) Pension liability adjustments are presented net of taxes of $27,972 in 2013, $29,744 in 2012, and $3,998 in 2011
(2) Unrealized losses on marketable securities are presented net of taxes of $202 in 2013, $69 in 2012 and $91 in 2011
(3) Net derivative activities are presented net of taxes of $440 in 2013, $4,800 in 2012, and $0 in 2011

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

(in thousands)	August 31, 2013	August 25, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 142,191	$ 103,093
Accounts receivable	171,638	161,375
Merchandise inventories	2,861,014	2,627,983
Other current assets	101,443	85,649
Deferred income taxes	1,727	846
Total current assets	3,278,013	2,978,946
Property and equipment:		
Land	862,565	800,175
Buildings and improvements	2,607,751	2,400,895
Equipment	1,122,821	1,016,835
Leasehold improvements	341,182	314,559
Construction in progress	124,206	127,297
	5,058,525	4,659,761
Less: Accumulated depreciation and amortization	1,987,164	1,803,833
	3,071,361	2,855,928
Goodwill	367,829	302,645
Deferred income taxes	4,069	33,796
Other long-term assets	170,817	94,324
	542,715	430,765
	$ 6,892,089	$ 6,265,639
Liabilities and Stockholders' Deficit		
Current liabilities:		
Accounts payable	$ 3,307,535	$ 2,926,740
Accrued expenses and other	467,831	478,085
Income taxes payable	17,129	17,053
Deferred income taxes	202,922	183,833
Short-term borrowings	173,733	49,881
Total current liabilities	4,169,150	3,655,592
Long-term debt	4,013,267	3,718,302
Other long-term liabilities	396,991	439,770
Commitments and contingencies	–	–
Stockholders' deficit:		
Preferred stock, authorized 1,000 shares; no shares issued	–	–
Common stock, par value $.01 per share, authorized 200,000 shares; 36,768 shares issued and 34,293 shares outstanding in 2013 and 39,869 shares issued and 37,028 shares outstanding in 2012	368	399
Additional paid-in capital	814,457	689,890
Retained deficit	(1,378,936)	(1,033,197)
Accumulated other comprehensive loss	(120,788)	(152,013)
Treasury stock, at cost	(1,002,420)	(1,053,104)
Total stockholders' deficit	(1,687,319)	(1,548,025)
	$ 6,892,089	$6,265,639

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

(in thousands)	Year Ended August 31, 2013 (53 weeks)	August 25, 2012 (52 weeks)	August 27, 2011 (52 weeks)
Cash flows from operating activities:			
Net income	$ 1,016,480	$ 930,373	$ 848,974
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization of property and equipment	227,251	211,831	196,209
Amortization of debt origination fees	8,239	8,066	8,962
Income tax benefit from exercise of stock options	(66,752)	(63,041)	(34,945)
Deferred income taxes	19,704	25,557	44,667
Share-based compensation expense	37,307	33,363	26,625
Changes in operating assets and liabilities:			
Accounts receivable	(8,196)	(21,276)	(14,605)
Merchandise inventories	(232,846)	(167,914)	(155,421)
Accounts payable and accrued expenses	356,935	197,406	342,826
Income taxes payable	61,003	56,754	34,319
Other, net	(4,114)	12,862	(6,073)
Net cash provided by operating activities	1,415,011	1,223,981	1,291,538
Cash flows from investing activities:			
Capital expenditures	(414,451)	(378,054)	(321,604)
Acquisition of business	(116,084)	–	–
Purchase of marketable securities	(44,469)	(45,665)	(43,772)
Proceeds from sale of marketable securities	37,944	42,385	43,081
Proceeds from disposal of capital assets	9,765	6,573	3,301
Net cash used in investing activities	(527,295)	(374,761)	(318,994)
Cash flows from financing activities:			
Net proceeds (payments) of commercial paper	123,600	(54,200)	134,600
Net (payments) proceeds from short-term borrowings	(4,948)	(27,071)	6,901
Proceeds from issuance of debt	800,000	500,000	500,000
Repayment of debt	(500,000)	–	(199,300)
Net proceeds from sale of common stock	97,154	75,343	55,846
Purchase of treasury stock	(1,387,315)	(1,362,869)	(1,466,802)
Income tax benefit from exercise of stock options	66,752	63,041	34,945
Payments of capital lease obligations	(27,545)	(26,750)	(22,781)
Other	(14,720)	(10,927)	(17,180)
Net cash used in financing activities	(847,022)	(843,433)	(973,771)
Effect of exchange rate changes on cash	(1,596)	(300)	553
Net increase (decrease) in cash and cash equivalents	39,098	5,487	(674)
Cash and cash equivalents at beginning of year	103,093	97,606	98,280
Cash and cash equivalents at end of year	$ 142,191	$ 103,093	$ 97,606
Supplemental cash flow information:			
Interest paid, net of interest cost capitalized	$ 174,037	$ 161,797	$ 155,531
Income taxes paid	$ 498,587	$ 443,666	$ 405,654
Assets acquired through capital lease	$ 71,117	$ 74,726	$ 32,301

See Notes to Consolidated Financial Statements.

Consolidated Statements of Stockholders' Deficit

(in thousands)	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained (Deficit) Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
Balance at August 28, 2010	50,061	$ 501	$ 557,955	$ (245,344)	$ (106,468)	$ (945,409)	$ (738,765)
Net income				848,974			848,974
Total other comprehensive loss					(13,223)		(13,223)
Purchase of 5,598 shares of treasury stock						(1,466,802)	(1,466,802)
Retirement of treasury shares	(6,577)	(66)	(82,150)	(1,247,627)		1,329,843	—
Sale of common stock under stock options and stock purchase plans	600	6	55,840				55,846
Share-based compensation expense			24,794				24,794
Income tax benefit from exercise of stock options			34,945				34,945
Other				(1)			(1)
Balance at August 27, 2011	44,084	441	591,384	(643,998)	(119,691)	(1,082,368)	(1,254,232)
Net income				930,373			930,373
Total other comprehensive loss					(32,322)		(32,322)
Purchase of 3,795 shares of treasury stock						(1,362,869)	(1,362,869)
Retirement of treasury shares	(4,929)	(49)	(72,512)	(1,319,572)		1,392,133	—
Sale of common stock under stock options and stock purchase plans	714	7	75,336				75,343
Share-based compensation expense			32,641				32,641
Income tax benefit from exercise of stock options			63,041				63,041
Balance at August 25, 2012	39,869	399	689,890	(1,033,197)	(152,013)	(1,053,104)	(1,548,025)
Net income				1,016,480			1,016,480
Total other comprehensive income					31,225		31,225
Purchase of 3,511 shares of treasury stock						(1,387,315)	(1,387,315)
Retirement of treasury shares	(3,876)	(39)	(75,743)	(1,362,218)		1,438,000	—
Sale of common stock under stock options and stock purchase plans	775	8	97,146				97,154
Share-based compensation expense			36,412				36,412
Income tax benefit from exercise of stock options			66,752				66,752
Other				(1)		(1)	(2)
Balance at August 31, 2013	36,768	$ 368	$ 814,457	$ (1,378,936)	$ (120,788)	$ (1,002,420)	$ (1,687,319)

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Note A – Significant Accounting Policies

Business: AutoZone, Inc. and its wholly owned subsidiaries ("AutoZone" or the "Company") are principally a retailer and distributor of automotive parts and accessories. At the end of fiscal 2013, the Company operated 4,836 stores in the United States ("U.S."), including Puerto Rico; 362 stores in Mexico; and three stores in Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products. In 3,421 of the domestic stores, select stores in Mexico, and the stores in Brazil, at the end of fiscal 2013, the Company had a commercial sales program that provides commercial credit and prompt delivery of parts and other products to local, regional and national repair garages, dealers, service stations and public sector accounts. The Company also sells the ALLDATA brand automotive diagnostic and repair software through www.alldata.com. Additionally, the Company sells automotive hard parts, maintenance items, accessories, and non-automotive products through www.autozone.com, and accessories and performance parts through www.autoanything.com, and its commercial customers can make purchases through www.autozonepro.com. The Company does not derive revenue from automotive repair or installation services.

Fiscal Year: The Company's fiscal year consists of 52 or 53 weeks ending on the last Saturday in August. Fiscal 2013 represented 53 weeks and fiscal 2012 and 2011 represented 52 weeks.

Basis of Presentation: The consolidated financial statements include the accounts of AutoZone, Inc. and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

10-K

Use of Estimates: Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities to prepare these financial statements. Actual results could differ from those estimates.

Cash and Cash Equivalents: Cash equivalents consist of investments with original maturities of 90 days or less at the date of purchase. Cash equivalents include proceeds due from credit and debit card transactions with settlement terms of less than 5 days. Credit and debit card receivables included within cash and cash equivalents were $39.8 million at August 31, 2013 and $34.0 million at August 25, 2012.

Cash balances are held in various locations around the world. Of the $142.2 million and $103.1 million of cash and cash equivalents at August 31, 2013, and August 25, 2012, respectively, $38.2 million and $7.8 million, respectively, were held outside of the U.S. and were generally utilized to support liquidity needs in foreign operations. The Company intends to continue to permanently reinvest the cash held outside of the U.S. in its foreign operations.

Accounts Receivable: Accounts receivable consists of receivables from commercial customers and vendors, and are presented net of an allowance for uncollectible accounts. AutoZone routinely grants credit to certain of its commercial customers. The risk of credit loss in its trade receivables is substantially mitigated by the Company's credit evaluation process, short collection terms and sales to a large number of customers, as well as the low dollar value per transaction for most of its sales. Allowances for potential credit losses are determined based on historical experience and current evaluation of the composition of accounts receivable. Historically, credit losses have been within management's expectations and the allowances for uncollectible accounts were $2.9 million at August 31, 2013, and $2.4 million at August 25, 2012.

Merchandise Inventories: Inventories are stated at the lower of cost or market using the last-in, first-out method for domestic inventories and the first-in, first out ("FIFO") method for Mexico inventories. Included in inventory are related purchasing, storage and handling costs. Due to price deflation on the Company's merchandise purchases, the Company's domestic inventory balances are effectively maintained under the FIFO method. The Company's policy is not to write up inventory in excess of replacement cost. The cumulative balance of this unrecorded adjustment, which will be reduced upon experiencing price inflation on our merchandise purchases, was $283.7 million at August 31, 2013, and $270.4 million at August 25, 2012.

Marketable Securities: The Company invests a portion of its assets held by the Company's wholly owned insurance captive in marketable debt securities and classifies them as available-for-sale. The Company includes these securities within the Other current assets and Other long-term assets captions in the accompanying Consolidated Balance Sheets and records the amounts at fair market value, which is determined using quoted market prices at the end of the reporting period. A discussion of marketable securities is included in "Note E – Fair Value Measurements" and "Note F – Marketable Securities."

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are computed principally using the straight-line method over the following estimated useful lives: buildings, 40 to 50 years; building improvements, 5 to 15 years; equipment, 3 to 10 years; and leasehold improvements, over the shorter of the asset's estimated useful life or the remaining lease term, which includes any reasonably assured renewal periods. Depreciation and amortization include amortization of assets under capital lease.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. When such an event occurs, the Company compares the sum of the undiscounted expected future cash flows of the asset (asset group) with the carrying amounts of the asset. If the undiscounted expected future cash flows are less than the carrying value of the assets, the Company measures the amount of impairment loss as the amount by which the carrying amount of the assets exceeds the fair value of the assets. There were no material impairment losses recorded in the three years ended August 31, 2013.

Goodwill: The cost in excess of fair value of identifiable net assets of businesses acquired is recorded as goodwill. Goodwill has not been amortized since fiscal 2001, but an analysis is performed at least annually to compare the fair value of the reporting unit to the carrying amount to determine if any impairment exists. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. Refer to "Note N – Goodwill and Intangibles" for additional disclosures regarding the Company's goodwill and impairment assessment.

Intangible Assets: Intangible assets consist of assets from the acquisition of AutoAnything, and include technology, noncompete agreements, customer relationships and trade name. Intangible assets are amortized over periods ranging from 5 to 10 years. Non-amortizing intangibles are reviewed at least annually for impairment by comparing the carrying amount to fair value. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. Refer to "Note N – Goodwill and Intangibles" for additional disclosures regarding the Company's intangible assets and impairment assessment.

Derivative Instruments and Hedging Activities: AutoZone is exposed to market risk from, among other things, changes in interest rates, foreign exchange rates and fuel prices. From time to time, the Company uses various derivative instruments to reduce such risks. To date, based upon the Company's current level of foreign operations, no derivative instruments have been utilized to reduce foreign exchange rate risk. All of the Company's hedging activities are governed by guidelines that are authorized by AutoZone's Board of Directors (the "Board"). Further, the Company does not buy or sell derivative instruments for trading purposes.

AutoZone's financial market risk results primarily from changes in interest rates. At times, AutoZone reduces its exposure to changes in interest rates by entering into various interest rate hedge instruments such as interest rate swap contracts, treasury lock agreements and forward-starting interest rate swaps. All of the Company's interest rate hedge instruments are designated as cash flow hedges. Refer to "Note H – Derivative Financial Instruments" for additional disclosures regarding the Company's derivative instruments and hedging activities. Cash flows related to these instruments designated as qualifying hedges are reflected in the accompanying Consolidated Statements of Cash Flows in the same categories as the cash flows from the items being hedged. Accordingly, cash flows relating to the settlement of interest rate derivatives hedging the forecasted issuance of debt have been reflected upon settlement as a component of financing cash flows. The resulting gain or loss from such settlement is deferred to Accumulated other comprehensive loss and reclassified to interest expense over the term of the underlying debt. This reclassification of the deferred gains and losses impacts the interest expense recognized on the underlying debt that was hedged and is therefore reflected as a component of operating cash flows in periods subsequent to settlement.

Foreign Currency: The Company accounts for its Mexican and Brazilian operations using the Mexican peso and the Brazilian real as the functional currencies and converts its financial statements from these currencies to U.S. dollars. The cumulative loss on currency translation is recorded as a component of Accumulated other comprehensive loss and approximated $62.5 million at August 31, 2013, and $50.3 million at August 25, 2012.

Self-Insurance Reserves: The Company retains a significant portion of the risks associated with workers' compensation, employee health, general, products liability, property and vehicle insurance. Through various methods, which include analyses of historical trends and utilization of actuaries, the Company estimates the costs of these risks. The costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. Estimates are based on calculations that consider historical lag and claim development factors. The long-term portions of these liabilities are recorded at the Company's estimate of their net present value.

Deferred Rent: The Company recognizes rent expense on a straight-line basis over the course of the lease term, which includes any reasonably assured renewal periods, beginning on the date the Company takes physical possession of the property (see "Note O – Leases"). Differences between this calculated expense and cash payments are recorded as a liability within the Accrued expenses and other and Other long-term liabilities captions in the accompanying Consolidated Balance Sheets, based on the terms of the lease. Deferred rent approximated $96.5 million as of August 31, 2013, and $86.9 million as of August 25, 2012.

Financial Instruments: The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. A discussion of the carrying values and fair values of the Company's debt is included in "Note I – Financing," marketable securities is included in "Note F – Marketable Securities," and derivatives is included in "Note H – Derivative Financial Instruments."

Income Taxes: The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Our effective tax rate is based on income by tax jurisdiction, statutory rates, and tax saving initiatives available to the Company in the various jurisdictions in which we operate.

The Company recognizes liabilities for uncertain income tax positions based on a two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step requires the Company to estimate and measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement. It is inherently difficult and subjective to estimate such amounts, as the Company must determine the probability of various possible outcomes. The Company reevaluates these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

The Company classifies interest related to income tax liabilities, and if applicable, penalties, as a component of Income tax expense. The income tax liabilities and accrued interest and penalties that are expected to be payable within one year of the balance sheet date are presented within the Accrued expenses and other caption in the accompanying Consolidated Balance Sheets. The remaining portion of the income tax liabilities and accrued interest and penalties are presented within the Other long-term liabilities caption in the accompanying Consolidated Balance Sheets because payment of cash is not anticipated within one year of the balance sheet date. Refer to "Note D – Income Taxes" for additional disclosures regarding the Company's income taxes.

Sales and Use Taxes: Governmental authorities assess sales and use taxes on the sale of goods and services. The Company excludes taxes collected from customers in its reported sales results; such amounts are included within the Accrued expenses and other caption until remitted to the taxing authorities.

Dividends: The Company currently does not pay a dividend on its common stock. The ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, any future payment of dividends would be dependent upon the Company's financial condition, capital requirements, earnings and cash flow.

Revenue Recognition: The Company recognizes sales at the time the sale is made and the product is delivered to the customer. Revenue from sales are presented net of allowances for estimated sales returns, which are based on historical return rates.

A portion of the Company's transactions include the sale of auto parts that contain a core component. The core component represents the recyclable portion of the auto part. Customers are not charged for the core component of the new part if a used core is returned at the point of sale of the new part; otherwise the Company charges customers a specified amount for the core component. The Company refunds that same amount upon the customer returning a used core to the store at a later date. The Company does not recognize sales or cost of sales for the core component of these transactions when a used part is returned or expected to be returned from the customer.

Vendor Allowances and Advertising Costs: The Company receives various payments and allowances from its vendors through a variety of programs and arrangements. Monies received from vendors include rebates, allowances and promotional funds. The amounts to be received are subject to the terms of the vendor agreements, which generally do not state an expiration date, but are subject to ongoing negotiations that may be impacted in the future based on changes in market conditions, vendor marketing strategies and changes in the profitability or sell-through of the related merchandise.

Rebates and other miscellaneous incentives are earned based on purchases or product sales and are accrued ratably over the purchase or sale of the related product. These monies are generally recorded as a reduction of merchandise inventories and are recognized as a reduction to cost of sales as the related inventories are sold.

For arrangements that provide for reimbursement of specific, incremental, identifiable costs incurred by the Company in selling the vendors' products, the vendor funds are recorded as a reduction to Operating, selling, general and administrative expenses in the period in which the specific costs were incurred.

The Company expenses advertising costs as incurred. Advertising expense, net of vendor promotional funds, was $83.7 million in fiscal 2013, $74.7 million in fiscal 2012, and $71.5 million in fiscal 2011. Vendor promotional funds, which reduced advertising expense, amounted to $24.4 million in fiscal 2013, $19.7 million in fiscal 2012, and $23.2 million in fiscal 2011.

Cost of Sales and Operating, Selling, General and Administrative Expenses: The following illustrates the primary costs classified in each major expense category:

Cost of Sales

- Total cost of merchandise sold, including:
    - Freight expenses associated with moving merchandise inventories from the Company's vendors to the distribution centers;
    - Vendor allowances that are not reimbursements for specific, incremental and identifiable costs
- Costs associated with operating the Company's supply chain, including payroll and benefit costs, warehouse occupancy costs, transportation costs and depreciation; and
- Inventory shrinkage

Operating, Selling, General and Administrative Expenses

- Payroll and benefit costs for store and store support employees;
- Occupancy costs of store and store support facilities;
- Depreciation and amortization related to retail and store support assets;
- Transportation costs associated with commercial and hub deliveries;
- Advertising;
- Self insurance costs; and
- Other administrative costs, such as credit card transaction fees, supplies, and travel and lodging

Warranty Costs: The Company or the vendors supplying its products provides the Company's customers limited warranties on certain products that range from 30 days to lifetime. In most cases, the Company's vendors are primarily responsible for warranty claims. Warranty costs relating to merchandise sold under warranty not covered by vendors are estimated and recorded as warranty obligations at the time of sale based on each product's historical return rate. These obligations, which are often funded by vendor allowances, are recorded within the Accrued expenses and other caption in the Consolidated Balance Sheets. For vendor allowances that are in excess of the related estimated warranty expense for the vendor's products, the excess is recorded in inventory and recognized as a reduction to cost of sales as the related inventory is sold.

Shipping and Handling Costs: The Company does not generally charge customers separately for shipping and handling. Substantially all the costs the Company incurs to ship products to our stores are included in cost of sales.

Pre-opening Expenses: Pre-opening expenses, which consist primarily of payroll and occupancy costs, are expensed as incurred.

Earnings per Share: Basic earnings per share is based on the weighted average outstanding common shares. Diluted earnings per share is based on the weighted average outstanding common shares adjusted for the effect of common stock equivalents, which are primarily stock options. There were 8,600 stock options excluded from the diluted earnings per share computation that would have been anti-dilutive as of August 31, 2013. There were 30,000 options excluded for the year ended August 25, 2012, and no options excluded for the year ended August 27, 2011.

Share-Based Payments: Share-based payments include stock option grants and certain other transactions under the Company's stock plans. The Company recognizes compensation expense for its share-based payments based on the fair value of the awards. See "Note B – Share-Based Payments" for further discussion.

Risk and Uncertainties: In fiscal 2013, one class of similar products accounted for 10 percent of the Company's total revenues, and no vendor supplied more than 10 percent of the Company's total purchases.

Recently Adopted Accounting Pronouncements: In August 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-08, *Intangibles – Goodwill and Other,* which amends Accounting Standards Codification ("ASC") Topic 350, *Intangibles – Goodwill and Other*. The purpose of ASU 2011-08 is to simplify how an entity tests goodwill for impairment. Entities will assess qualitative factors to determine whether it is more likely than not that a reporting unit's fair value is less than its carrying value. In instances where the fair value is determined to be less than the carrying value, entities will perform the two-step quantitative goodwill impairment test. The Company adopted this standard effective August 31, 2013, and it had no impact on the consolidated financial statements.

Recently Issued Accounting Pronouncements: In July 2012, the FASB issued ASU 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment*. The purpose of ASU 2012-02 is to simplify how an entity tests for impairment of indefinite-lived intangible assets. Entities will assess qualitative factors to determine whether it is more likely than not that a long-lived intangible asset's fair value is less than its carrying value. In instances where the fair value is determined to be less than the carrying value, entities will perform the two-step quantitative goodwill impairment test. The Company does not expect the provision of ASU 2012-02 to have a material impact on its consolidated financial statements. This update will be effective for the Company at the beginning of its fiscal 2014 year.

In February 2013, the FASB issued ASU 2013-02, *Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income*. Under ASU 2013-02, an entity is required to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition, an entity is required to present, either on the face of the financial statements or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income, but only if the amount reclassified is required to be reclassified in its entirety in the same reporting period. For amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional details about those amounts. ASU 2013-02 does not change the current requirements for reporting net income or other comprehensive income in the financial statements. The Company does not expect the provision of ASU 2013-02 to have a material impact on its consolidated financial statements. This update will be effective for the Company at the beginning of its fiscal 2014 year.

In July 2013, the FASB issued ASU 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.* Under ASU 2013-11, an entity is required to disclose a liability related to an unrecognized tax benefit as an offset against a deferred tax asset for a net operating loss carryforward, a similar tax loss or tax credit carryforward if certain criteria are met. In situations of a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date under the tax law of the jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented in the financial statements as a liability and will not be combined with deferred tax assets. The Company does not expect the provision of ASU 2013-11 to have a material impact on its consolidated financial statements. This update will be effective for the Company at the beginning of its fiscal 2015 year.

Note B – Share-Based Payments

Total share-based compensation expense (a component of Operating, selling, general and administrative expenses) was $37.3 million for fiscal 2013, $33.4 million for fiscal 2012, and $26.6 million for fiscal 2011. As of August 31, 2013, share-based compensation expense for unvested awards not yet recognized in earnings is $25.9 million and will be recognized over a weighted average period of 2.5 years. Tax deductions in excess of recognized compensation cost are classified as a financing cash inflow.

On December 15, 2010, the Company's stockholders approved the 2011 Equity Incentive Award Plan (the "2011 Plan"), allowing the Company to provide equity-based compensation to non-employee directors and employees for their service to AutoZone or its subsidiaries or affiliates. Under the 2011 Plan, participants may receive equity-based compensation in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, deferred stock, stock payments, performance share awards and other incentive awards structured by the Board and the Compensation Committee of the Board. Prior to the Company's adoption of the 2011 Plan, equity-based compensation was provided to employees under the 2006 Stock Option Plan and to non-employee directors under the 2003 Director Compensation Plan (the "2003 Comp Plan") and the 2003 Director Stock Option Plan (the "2003 Option Plan").

The Company grants options to purchase common stock to certain of its employees under its plan at prices equal to the market value of the stock on the date of grant. Options have a term of 10 years or 10 years and one day from grant date. Employee options generally vest in equal annual installments on the first, second, third and fourth anniversaries of the grant date and generally have 30 or 90 days after the service relationship ends, or one year after death, to exercise all vested options. The fair value of each option grant is separately estimated for each vesting date. The fair value of each option is amortized into compensation expense on a straight-line basis between the grant date for the award and each vesting date.

In addition to the 2011 Plan, on December 15, 2010, the Company adopted the 2011 Director Compensation Program (the "2011 Program"), which states that non-employee directors will receive their compensation in awards of restricted stock units under the 2011 Plan. Under the 2011 Program, restricted stock units are granted the first day of each calendar quarter. The number of restricted stock units granted each quarter is determined by dividing one-fourth of the amount of the annual retainer by the fair market value of the shares of common stock as of the grant date. The restricted stock units are fully vested on the date they are issued and are paid in shares of the Company's common stock subsequent to the non-employee director ceasing to be a member of the Board.

The 2011 Program replaced the 2003 Comp Plan and the 2003 Option Plan. Under the 2003 Comp Plan, non-employee directors could receive no more than one-half of their director fees immediately in cash, and the remainder of the fees was required to be taken in common stock or stock appreciation rights. The director had the option to elect to receive up to 100% of the fees in stock or defer all or part of the fees in units with value equivalent to the value of shares of common stock as of the grant date. At August 31, 2013, the Company has $7.6 million accrued related to 17,990 outstanding units issued under the 2003 Comp Plan and prior plans, and there was $6.7 million accrued related to 18,241 outstanding units issued as of August 25, 2012. No additional shares of stock or units will be issued in future years under the 2003 Comp Plan.

Under the 2003 Option Plan, each non-employee director received an option grant on January 1 of each year, and each new non-employee director received an option to purchase 3,000 shares upon election to the Board, plus a portion of the annual directors' option grant prorated for the portion of the year actually served. These stock option grants were made at the fair market value as of the grant date and generally vested three years from the grant date. There were 51,000 and 104,679 outstanding options under the 2003 Option Plan as of August 31, 2013 and August 25, 2012, respectively. No additional shares of stock or units will be issued in future years under the 2003 Option Plan.

The Company has estimated the fair value of all stock option awards as of the date of the grant by applying the Black-Scholes-Merton multiple-option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The following table presents the weighted average for key assumptions used in determining the fair value of options granted and the related share-based compensation expense:

	Year Ended		
	August 31, 2013	**August 25, 2012**	**August 27, 2011**
Expected price volatility	29%	28%	31%
Risk-free interest rates	0.5%	0.7%	1.0%
Weighted average expected lives (*in years*)	5.2	5.4	4.3
Forfeiture rate	10%	10%	10%
Dividend yield	0%	0%	0%

10-K

The following methodologies were applied in developing the assumptions used in determining the fair value of options granted:

Expected price volatility – This is a measure of the amount by which a price has fluctuated or is expected to fluctuate. The Company uses actual historical changes in the market value of its stock to calculate the volatility assumption as it is management's belief that this is the best indicator of future volatility. The Company calculates daily market value changes from the date of grant over a past period representative of the expected life of the options to determine volatility. An increase in the expected volatility will increase compensation expense.

Risk-free interest rate – This is the U.S. Treasury rate for the week of the grant having a term equal to the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected lives – This is the period of time over which the options granted are expected to remain outstanding and is based on historical experience. Separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. Options granted have a maximum term of ten years or ten years and one day. An increase in the expected life will increase compensation expense.

Forfeiture rate – This is the estimated percentage of options granted that are expected to be forfeited or canceled before becoming fully vested. This estimate is based on historical experience at the time of valuation and reduces expense ratably over the vesting period. An increase in the forfeiture rate will decrease compensation expense. This estimate is evaluated periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.

Dividend yield – The Company has not made any dividend payments nor does it have plans to pay dividends in the foreseeable future. An increase in the dividend yield will decrease compensation expense.

The weighted average grant date fair value of options granted was $98.58 during fiscal 2013, $94.71 during fiscal 2012, and $58.57 during fiscal 2011. The intrinsic value of options exercised was $194.6 million in fiscal 2013, $176.5 million in fiscal 2012, and $100.0 million in fiscal 2011. The total fair value of options vested was $37.3 million in fiscal 2013, $32.6 million in fiscal 2012, and $20.7 million in fiscal 2011.

The Company generally issues new shares when options are exercised. The following table summarizes information about stock option activity for the year ended August 31, 2013:

	Number of Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term *(in years)*	Aggregate Intrinsic Value *(in thousands)*
Outstanding – August 25, 2012	2,262,679	$ 173.01		
Granted	364,160	371.76		
Exercised	(773,942)	128.68		
Cancelled	(56,909)	282.28		
Outstanding – August 31, 2013	1,795,988	228.95	6.56	$ 343,015
Exercisable	899,079	152.35	5.05	240,584
Expected to vest	896,909	305.74	8.07	92,187
Available for future grants	2,085,615			

The Company recognized $1.5 million in expense related to the discount on the selling of shares to employees and executives under various share purchase plans in fiscal 2013, $1.5 million in fiscal 2012 and $1.4 million in fiscal 2011. The Sixth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan (the "Employee Plan"), which is qualified under Section 423 of the Internal Revenue Code, permits all eligible employees to purchase AutoZone's common stock at 85% of the lower of the market price of the common stock on the first day or last day of each calendar quarter through payroll deductions. Maximum permitted annual purchases are $15,000 per employee or 10 percent of compensation, whichever is less. Under the Employee Plan, 18,228 shares were sold to employees in fiscal 2013, 19,403 shares were sold to employees in fiscal 2012, and 21,608 shares were sold to employees in fiscal 2011. The Company repurchased 22,915 shares at fair value in fiscal 2013, 24,113 shares at fair value in fiscal 2012, and 30,864 shares at fair value in fiscal 2011 from employees electing to sell their stock. Issuances of shares under the Employee Plan are netted against repurchases and such repurchases are not included in share repurchases disclosed in "Note K – Stock Repurchase Program." At August 31, 2013, 234,744 shares of common stock were reserved for future issuance under the Employee Plan.

Once executives have reached the maximum purchases under the Employee Plan, the Fifth Amended and Restated Executive Stock Purchase Plan (the "Executive Plan") permits all eligible executives to purchase AutoZone's common stock up to 25 percent of his or her annual salary and bonus. Purchases under the Executive Plan were 3,454 shares in fiscal 2013, 3,937 shares in fiscal 2012, and 1,719 shares in fiscal 2011. At August 31, 2013, 248,953 shares of common stock were reserved for future issuance under the Executive Plan.

Note C – Accrued Expenses and Other

Accrued expenses and other consisted of the following:

(in thousands)	August 31, 2013	August 25, 2012
Medical and casualty insurance claims (current portion)	$ 66,133	$ 63,484
Accrued compensation, related payroll taxes and benefits	137,165	151,669
Property, sales, and other taxes	90,944	97,542
Accrued interest	40,442	39,220
Accrued gift cards	32,160	29,060
Accrued sales and warranty returns	14,171	17,276
Capital lease obligations	32,246	29,842
Other	54,570	49,992
	$ 467,831	$ 478,085

The Company retains a significant portion of the insurance risks associated with workers' compensation, employee health, general, products liability, property and vehicle insurance. A portion of these self-insured losses is managed through a wholly owned insurance captive. The Company maintains certain levels for stop-loss coverage for each self-insured plan in order to limit its liability for large claims. The limits are per claim and are \$1.5 million for workers' compensation and property, \$0.5 million for employee health, and \$1.0 million for general, products liability, and vehicle.

Note D – Income Taxes

The components of income from continuing operations before income taxes are as follows:

(in thousands)	Year Ended August 31, 2013	Year Ended August 25, 2012	Year Ended August 27, 2011
Domestic	\$ 1,486,386	\$ 1,373,142	\$ 1,255,127
International	101,297	79,844	69,119
	\$ 1,587,683	\$ 1,452,986	\$ 1,324,246

The provision for income tax expense consisted of the following:

(in thousands)	Year Ended August 31, 2013	Year Ended August 25, 2012	Year Ended August 27, 2011
Current:			
Federal	\$ 466,803	\$ 424,895	\$ 364,117
State	46,494	47,386	39,473
International	38,202	24,775	27,015
	551,499	497,056	430,605
Deferred:			
Federal	16,816	33,679	57,625
State	3,139	(2,822)	(5,031)
International	(251)	(5,300)	(7,927)
	19,704	25,557	44,667
Income tax expense	\$ 571,203	\$ 522,613	\$ 475,272

A reconciliation of the provision for income taxes to the amount computed by applying the federal statutory tax rate of 35% to income before income taxes is as follows:

(in thousands)	Year Ended August 31, 2013	Year Ended August 25, 2012	Year Ended August 27, 2011
Federal tax at statutory U.S. income tax rate	35.0%	35.0%	35.0%
State income taxes, net	2.0%	2.0%	1.7%
Other	(1.0%)	(1.0%)	(0.8%)
Effective tax rate	36.0%	36.0%	35.9%

Significant components of the Company's deferred tax assets and liabilities were as follows:

(in thousands)	August 31, 2013	August 25, 2012
Deferred tax assets:		
Net operating loss and credit carryforwards	$ 41,785	$ 36,605
Insurance reserves	16,237	18,185
Accrued benefits	67,350	63,320
Pension	18,004	43,904
Other	45,597	41,658
Total deferred tax assets	188,973	203,672
Less: Valuation allowances	(11,593)	(9,532)
	177,380	194,140
Deferred tax liabilities:		
Property and equipment	(84,512)	(67,480)
Inventory	(262,653)	(244,414)
Other	(27,341)	(31,437)
Total deferred tax liabilities	(374,506)	(343,331)
Net deferred tax liability	$ (197,126)	$ (149,191)

Deferred taxes are not provided for temporary differences of approximately $260.0 million at August 31, 2013, and $195.8 million at August 25, 2012, representing earnings of non-U.S. subsidiaries that are intended to be permanently reinvested. Computation of the potential deferred tax liability associated with these undistributed earnings and other basis differences is not practicable.

At August 31, 2013 and August 25, 2012, the Company had deferred tax assets of $8.7 million and $12.3 million, respectively, from net operating loss ("NOL") carryforwards available to reduce future taxable income totaling approximately $75.5 million and $76.6 million, respectively. Certain NOLs have no expiration date and others will expire, if not utilized, in various years from fiscal 2014 through 2032. At August 31, 2013 and August 25, 2012, the Company had deferred tax assets for income tax credit carryforwards of $33.1 million and $24.3 million, respectively. Certain income tax credit carryforwards have no expiration and others will expire, if not utilized, in various years from fiscal 2014 through 2027.

At August 31, 2013 and August 25, 2012, the Company had a valuation allowance of $11.6 million and $9.5 million, respectively, on deferred tax assets associated with NOL and tax credit carryforwards for which management has determined it is more likely than not that the deferred tax asset will not be realized. The $2.1 million net increase in the valuation allowance during fiscal 2013 related to increases from certain NOLs and tax credits arising in fiscal 2013 and decreases due to NOL expirations. Management believes it is more likely than not that the remaining deferred tax assets will be fully realized.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)	August 31, 2013	August 25, 2012
Beginning balance	$ 27,715	$ 29,906
Additions based on tax positions related to the current year	7,015	6,869
Additions for tax positions of prior years	2,758	44
Reductions for tax positions of prior years	(470)	(1,687)
Reductions due to settlements	(3,019)	(4,586)
Reductions due to statute of limitations	(3,356)	(2,831)
Ending balance	$ 30,643	$ 27,715

Included in the August 31, 2013 balance is $20.1 million of unrecognized tax benefits that, if recognized, would reduce the Company's effective tax rate.

10-K

The Company accrues interest on unrecognized tax benefits as a component of income tax expense. Penalties, if incurred, would be recognized as a component of income tax expense. The Company had $4.7 million and $4.1 million accrued for the payment of interest and penalties associated with unrecognized tax benefits at August 31, 2013 and August 25, 2012, respectively.

The Company files U.S. federal, U.S. state and local, and international income tax returns. The U.S. Internal Revenue Service has completed exams on U.S. federal income tax returns for years 2009 and prior. With few exceptions, the Company is no longer subject to state and local or non-U.S. examinations by tax authorities for years before 2009. The Company is typically engaged in various tax examinations at any given time, both by U.S. federal, state and local, and international taxing jurisdictions. As of August 31, 2013, the Company estimates that the amount of unrecognized tax benefits could be reduced by approximately $1.5 million over the next twelve months as a result of tax audit settlements. While the Company believes that it is adequately accrued for possible audit adjustments, the final resolution of these examinations cannot be determined at this time and could result in final settlements that differ from current estimates.

Note E – Fair Value Measurements

The Company has adopted ASC Topic 820, *Fair Value Measurement*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles ("GAAP") and expands disclosure requirements about fair value measurements. This standard defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a framework for measuring fair value by creating a hierarchy of valuation inputs used to measure fair value, and although it does not require additional fair value measurements, it applies to other accounting pronouncements that require or permit fair value measurements.

The hierarchy prioritizes the inputs into three broad levels:

Level 1 inputs — unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. An active market for the asset or liability is one in which transactions for the asset or liability occur with sufficient frequency and volume to provide ongoing pricing information.

Level 2 inputs — inputs other than quoted market prices included in Level 1 that are observable, either directly or indirectly, for the asset or liability. Level 2 inputs include, but are not limited to, quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs other than quoted market prices that are observable for the asset or liability, such as interest rate curves and yield curves observable at commonly quoted intervals, volatilities, credit risk and default rates.

Level 3 inputs — unobservable inputs for the asset or liability.

Financial Assets & Liabilities Measured at Fair Value on a Recurring Basis

The Company's assets and liabilities measured at fair value on a recurring basis were as follows:

(in thousands)	August 31, 2013			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Other current assets	$ 16,386	$ 24	$ –	$ 16,410
Other long-term assets	49,011	16,740	–	65,751
	$ 65,397	$ 16,764	$ –	$ 82,161
Contingent consideration	$ –	$ –	$ (242)	$ (242)

(in thousands)	August 25, 2012			
	Level 1	**Level 2**	**Level 3**	**Fair Value**
Other current assets	$ 22,515	$ –	$ –	$ 22,515
Other long-term assets	40,424	13,275	–	53,699
	$ 62,939	$ 13,275	$ –	$ 76,214
Accrued expenses and other	$ –	$ (4,915)	$ –	$ (4,915)

At August 31, 2013, the fair value measurement amounts for assets and liabilities recorded in the accompanying Consolidated Balance Sheet consisted of short-term marketable securities of $16.4 million, which are included within Other current assets and long-term marketable securities of $65.8 million, which are included in Other long-term assets. The Company's marketable securities are typically valued at the closing price in the principal active market as of the last business day of the quarter or through the use of other market inputs relating to the securities, including benchmark yields and reported trades. A discussion on how the Company's cash flow hedges are valued is included in "Note H – Derivative Financial Instruments," while the fair value of the Company's pension plan assets are disclosed in "Note L – Pension and Savings Plans."

Effective December 19, 2012, the Company acquired certain assets and liabilities of AutoAnything, an online retailer of specialized automotive products for up to $150 million, including an initial cash payment of $115 million, a $5 million holdback payment for working capital true-ups, and contingent payments totaling up to $30 million. The contingent consideration is based on the performance of AutoAnything, and is not subject to continued employment by the selling stockholders. Based on specific operating income targets for each year, the sellers can receive up to $10 million in the first year, and up to $30 million in the second year, with contingent consideration not exceeding $30 million in the aggregate. The estimated fair value of the performance-based contingent consideration of $22.7 million was included as part of the purchase price allocation at the time of acquisition. The Company determined the fair value of the contingent consideration based on a probability-weighted discounted cash flow analysis. The fair value remeasurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement as defined in the fair value hierarchy. In each period, the Company reassesses its current estimates of performance relative to the stated targets and adjusts the liability to fair value.

During the fourth quarter of fiscal 2013, the Company determined AutoAnything is not likely to achieve the operating income targets necessary to earn the contingent consideration. Therefore, the contingent consideration was adjusted to reflect the fair value at August 31, 2013 of $0.2 million, resulting in a decrease to the contingent consideration liability of $23.3 million during the fourth quarter of fiscal 2013. As of August 31, 2013, the contingent liability is reflected as a current liability of $0.1 million in Accrued expenses and other and a non-current liability of $0.1 million in Other long-term liabilities in the accompanying Consolidated Balance Sheet. A discussion of the acquisition is included in "Note M – Acquisition."

The change in the fair value of the contingent consideration liability is summarized as follows:

(in thousands)	Fiscal Year Ended August 31, 2013
Fair value – beginning of period	$ –
Fair value of contingent consideration issued during the period	(22,678)
Change in fair value	22,436
Fair value – end of period	$ (242)

Non-Financial Assets Measured at Fair Value on a Non-Recurring Basis
Non-financial assets are required to be measured at fair value on a non-recurring basis in certain circumstances, including the event of impairment. The assets could include assets acquired in an acquisition as well as property, plant and equipment that are determined to be impaired. During the fourth quarter of fiscal 2013, the Company recorded a goodwill impairment charge of $18.3 million related to the acquisition of AutoAnything and an impairment charge of $4.1 million of AutoAnything's trade name in order to record these assets at fair value. The fair value remeasurements are based on significant inputs not observable in the market and thus represent a Level 3 measurement as defined in the fair value hierarchy. See "Note N – Goodwill and Intangibles" for further discussion. During fiscal 2013 and fiscal 2012, the Company did not have any other significant non-financial assets measured at fair value on a non-recurring basis in periods subsequent to initial recognition.

Financial Instruments not Recognized at Fair Value
The Company has financial instruments, including cash and cash equivalents, accounts receivable, other current assets and accounts payable. The carrying amounts of these financial instruments approximate fair value because of their short maturities. The fair value of the Company's debt is disclosed in "Note I – Financing."

Note F – Marketable Securities

The Company's basis for determining the cost of a security sold is the "Specific Identification Model". Unrealized gains (losses) on marketable securities are recorded in Accumulated other comprehensive loss. The Company's available-for-sale marketable securities consisted of the following:

	August 31, 2013			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$ 27,803	$ 148	$ (67)	$ 27,884
Government bonds	21,372	18	(67)	21,323
Mortgage-backed securities	7,198	24	(138)	7,084
Asset-backed securities and other	25,825	50	(5)	25,870
	$ 82,198	$ 240	$ (277)	$ 82,161

	August 25, 2012			
(in thousands)	Amortized Cost Basis	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Corporate securities	$ 26,215	$ 307	$ --	$ 26,522
Government bonds	20,790	117	(1)	20,906
Mortgage-backed securities	4,369	17	(19)	4,367
Asset-backed securities and other	24,299	120	–	24,419
	$ 75,673	$ 561	$ (20)	$ 76,214

The debt securities held at August 31, 2013, had effective maturities ranging from less than one year to approximately 3 years. The Company did not realize any material gains or losses on its sale of marketable securities during fiscal 2013, fiscal 2012, or fiscal 2011.

The Company holds 45 securities that are in an unrealized loss position of approximately $277 thousand at August 31, 2013. The Company has the intent and ability to hold these investments until recovery of fair value or maturity, and does not deem the investments to be impaired on an other than temporary basis. In evaluating whether the securities are deemed to be impaired on an other than temporary basis, the Company considers factors such as the duration and severity of the loss position, the credit worthiness of the investee, the term to maturity and its intent and ability to hold the investments until maturity or until recovery of fair value.

Note G – Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss includes certain adjustments to pension liabilities, foreign currency translation adjustments, certain activity for interest rate swaps and treasury rate locks that qualify as cash flow hedges and unrealized gains (losses) on available-for-sale securities. Changes in Accumulated other comprehensive loss, net of tax, consisted of the following:

(in thousands)	Pension Liability	Foreign Currency(1)	Unrealized Gain on Securities	Derivatives	Total
Balance at August 27, 2011	$ (76,705)	$ (36,401)	$ 479	$ (7,064)	$ (119,691)
Fiscal 2012 activity	(17,262)	(13,866)	(128)	(1,066)	(32,322)
Balance at August 25, 2012	(93,967)	(50,267)	351	(8,130)	(152,013)
Fiscal 2013 activity	43,106	(12,216)	(376)	711	31,225
Balance at August 31, 2013	$ (50,861)	$ (62,483)	$ (25)	$ (7,419)	$ (120,788)

(1) Foreign currency is not shown net of tax as earnings of non-U.S. subsidiaries are intended to be permanently reinvested.

The fiscal 2013 pension adjustment of $43.1 million reflects actuarial gains not yet reflected in periodic pension cost primarily driven by a higher discount rate at August 31, 2013.

Note H – Derivative Financial Instruments

The Company periodically uses derivatives to hedge exposures to interest rates. The Company does not hold or issue financial instruments for trading purposes. For transactions that meet the hedge accounting criteria, the Company formally designates and documents the instrument as a hedge at inception and quarterly thereafter assesses the hedges to ensure they are effective in offsetting changes in the cash flows of the underlying exposures. Derivatives are recorded in the Company's Consolidated Balance Sheet at fair value, determined using available market information or other appropriate valuation methodologies. In accordance with ASC Topic 815, *Derivatives and Hedging*, the effective portion of a financial instrument's change in fair value is recorded in Accumulated other comprehensive loss for derivatives that qualify as cash flow hedges and any ineffective portion of an instrument's change in fair value is recognized in earnings.

During the fourth quarter of fiscal 2012, the Company entered into two treasury rate locks, each with a notional amount of $100 million. These agreements were cash flow hedges used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates related to the $300 million Senior Note debt issuance in November 2012. The fixed rates of the hedges were 2.07% and 1.92% and were benchmarked based on the 10-year U.S. treasury notes. These locks expired on November 1, 2012 and resulted in a loss of $5.1 million, which has been deferred in Accumulated other comprehensive loss and will be reclassified to Interest expense over the life of the underlying debt. The hedges remained highly effective until they expired, and no ineffectiveness was recognized in earnings.

During the third quarter of fiscal 2012, the Company entered into two treasury rate locks. These agreements were designated as cash flow hedges and were used to hedge the exposure to variability in future cash flows resulting from changes in variable interest rates related to the $500 million Senior Note debt issuance in April 2012. The treasury rate locks had notional amounts of $300 million and $100 million with associated fixed rates of 2.09% and 2.07% respectively. The locks were benchmarked based on the 10-year U.S. treasury notes. These locks expired on April 20, 2012 and resulted in a loss of $2.8 million, which has been deferred in Accumulated other comprehensive loss and will be reclassified to Interest expense over the life of the underlying debt. The hedges remained highly effective until they expired, and no ineffectiveness was recognized in earnings.

At August 31, 2013, the Company had $11.8 million recorded in Accumulated other comprehensive loss related to net realized losses associated with terminated interest rate swap and treasury rate lock derivatives which were designated as hedging instruments. Net losses are amortized into Interest expense over the remaining life of the associated debt. During the fiscal year ended August 31, 2013, the Company reclassified $1.3 million of net losses from Accumulated other comprehensive loss to Interest expense. In the fiscal year ended August 25, 2012, the Company reclassified $1.9 million of net losses from Accumulated other comprehensive loss to Interest expense. The Company expects to reclassify $182 thousand of net losses from Accumulated other comprehensive loss to Interest expense over the next 12 months.

Note I – Financing

The Company's debt consisted of the following:

(in thousands)	**August 31, 2013**	**August 25, 2012**
5.875% Senior Notes due October 2012, effective interest rate of 6.33%	$ –	$ 300,000
4.375% Senior Notes due June 2013, effective interest rate of 5.65%	–	200,000
6.500% Senior Notes due January 2014, effective interest rate of 6.63%	500,000	500,000
5.750% Senior Notes due January 2015, effective interest rate of 5.89%	500,000	500,000
5.500% Senior Notes due November 2015, effective interest rate of 4.86%	300,000	300,000
6.950% Senior Notes due June 2016, effective interest rate of 7.09%	200,000	200,000
7.125% Senior Notes due August 2018, effective interest rate of 7.28%	250,000	250,000
4.000% Senior Notes due November 2020, effective interest rate of 4.43%	500,000	500,000
3.700% Senior Notes due April 2022, effective interest rate of 3.85%	500,000	500,000
2.875% Senior Notes due January 2023, effective interest rate of 3.21%	300,000	–
3.125% Senior Notes due July 2023, effective interest rate of 3.26%	500,000	–
Commercial paper, weighted average interest rate of 0.29% and 0.42% at August 31, 2013 and August 25, 2012, respectively	637,000	513,402
Unsecured, peso denominated borrowings, weighted average interest rate of 4.57% at August 25, 2012	–	4,781
Total debt	4,187,000	3,768,183
Less: Short-term borrowings	173,733	49,881
Long-term debt	$ 4,013,267	$ 3,718,302

As of August 31, 2013, $637 million of commercial paper borrowings and $326.3 million of the 6.500% Senior Notes due January 2014 are classified as long-term in the accompanying Consolidated Balance Sheets as the Company has the ability and intent to refinance on a long-term basis through available capacity in its revolving credit facility. As of August 31, 2013, the Company had $963.3 million of availability under its $1.0 billion revolving credit facility, expiring in September 2016 that would allow it to replace these short-term obligations with long-term financing.

In September 2011, the Company amended and restated its $800 million revolving credit facility, which was scheduled to expire in July 2012. The capacity under the revolving credit facility was increased to $1.0 billion. This credit facility is available to primarily support commercial paper borrowings, letters of credit and other short-term, unsecured bank loans. The capacity of the credit facility may be increased to $1.250 billion prior to the maturity date at the Company's election and subject to bank credit capacity and approval, may include up to $200 million in letters of credit, and may include up to $175 million in capital leases each fiscal year. Under the revolving credit facility, the Company may borrow funds consisting of Eurodollar loans or base rate loans. Interest accrues on Eurodollar loans at a defined Eurodollar rate, defined as LIBOR plus the applicable percentage, as defined in the revolving credit facility, depending upon the Company's senior, unsecured, (non-credit enhanced) long-term debt rating. Interest accrues on base rate loans as defined in the credit facility. The Company also has the option to borrow funds under the terms of a swingline loan subfacility. The revolving credit facility expires in September 2016.

The revolving credit facility agreement requires that the Company's consolidated interest coverage ratio as of the last day of each quarter shall be no less than 2.50:1. This ratio is defined as the ratio of (i) consolidated earnings before interest, taxes and rents to (ii) consolidated interest expense plus consolidated rents. The Company's consolidated interest coverage ratio as of August 31, 2013 was 4.68:1.

In addition to the revolving credit facility, the Company also maintains a letter of credit facility that allows it to request the participating bank to issue letters of credit on its behalf up to an aggregate amount of $100 million. As of August 31, 2013, the Company has $99.4 million in letters of credit outstanding under the letter of credit facility, which expires in June 2016.

In addition to the outstanding letters of credit issued under the committed facilities discussed above, the Company had $41.8 million in letters of credit outstanding as of August 31, 2013. These letters of credit have various maturity dates and were issued on an uncommitted basis.

On April 29, 2013, the Company issued $500 million in 3.125% Senior Notes due July 2023 under its shelf registration statement filed with the SEC on April 17, 2012 (the "Shelf Registration"). The Shelf Registration allows the Company to sell an indeterminate amount in debt securities to fund general corporate purposes, including repaying, redeeming or repurchasing outstanding debt and for working capital, capital expenditures, new store openings, stock repurchases and acquisitions. Proceeds from the debt issuance on April 29, 2013, were used to repay a portion of the outstanding commercial paper borrowings and for general corporate purposes. The Company used commercial paper borrowings to repay the $200 million in 4.375% Senior Notes due June 2013.

On November 13, 2012, the Company issued $300 million in 2.875% Senior Notes due January 2023 under its Shelf Registration. Proceeds from the debt issuance on November 13, 2012, were used to repay a portion of the outstanding commercial paper borrowings, which were used to repay the $300 million in 5.875% Senior Notes due in October 2012, and for general corporate purposes.

On April 24, 2012, the Company issued $500 million in 3.700% Senior Notes due April 2022 under its Shelf Registration. The Company used the proceeds from the issuance of debt to repay a portion of the commercial paper borrowings and for general corporate purposes.

The 5.750% Senior Notes issued in July 2009 and the 6.500% and 7.125% Senior Notes issued during August 2008, (collectively, the "Notes"), are subject to an interest rate adjustment if the debt ratings assigned to the Notes are downgraded. The Notes, along with the 3.125% Senior Notes issued in April 2013, the 2.875% Senior Notes issued in November 2012, the 3.700% Senior Notes issued in April 2012 and the 4.000% Senior Notes issued in during November 2010, also contain a provision that repayment of the notes may be accelerated if the Company experiences a change in control (as defined in the agreements). The Company's borrowings under its other senior notes contain minimal covenants, primarily restrictions on liens. Under the revolving credit facility, covenants include limitations on total indebtedness, restrictions on liens, a maximum debt to earnings ratio, and a change of control provision that may require acceleration of the repayment obligations under certain circumstances. These covenants are in addition to the consolidated interest coverage ratio discussed above. All of the repayment obligations under the borrowing arrangements may be accelerated and come due prior to the scheduled payment date if covenants are breached or an event of default occurs.

As of August 31, 2013, the Company was in compliance with all covenants related to its borrowing arrangements. All of the Company's debt is unsecured. Scheduled maturities of long-term debt are as follows:

(in thousands)	Scheduled Maturities
2014	$ 963,267
2015	500,000
2016	500,000
2017	-
2018	250,000
Thereafter	1,800,000
	$ 4,013,267

The fair value of the Company's debt was estimated at $4.259 billion as of August 31, 2013, and $4.055 billion as of August 25, 2012, based on the quoted market prices for the same or similar issues or on the current rates available to the Company for debt of the same terms (Level 2). Such fair value is greater than the carrying value of debt by $72.2 million at August 31, 2013 and $286.6 million at August 25, 2012.

10-K

Note J – Interest Expense

Net interest expense consisted of the following:

	Year Ended		
(in thousands)	August 31, 2013	August 25, 2012	August 27, 2011
Interest expense	$ 188,324	$ 178,547	$ 173,674
Interest income	(1,606)	(1,397)	(2,058)
Capitalized interest	(1,303)	(1,245)	(1,059)
	$ 185,415	$ 175,905	$ 170,557

Note K – Stock Repurchase Program

During 1998, the Company announced a program permitting the Company to repurchase a portion of its outstanding shares not to exceed a dollar maximum established by the Board. The program was last amended on June 11, 2013 to increase the repurchase authorization to $13.40 billion from $12.65 billion. From January 1998 to August 31, 2013, the Company has repurchased a total of 134.6 million shares at an aggregate cost of $12.93 billion.

The Company's share repurchase activity consisted of the following:

	Year Ended		
(in thousands)	August 31, 2013	August 25, 2012	August 27, 2011
Amount	$ 1,387,315	$ 1,362,869	$ 1,466,802
Shares	3,511	3,795	5,598

During the fiscal year 2013, the Company retired 3.9 million shares of treasury stock which had previously been repurchased under the Company's share repurchase program. The retirement increased Retained deficit by $1,362.2 million and decreased Additional paid-in capital by $75.7 million. During the comparable prior year period, the Company retired 4.9 million shares of treasury stock, which increased Retained deficit by $1,319.6 million and decreased Additional paid-in capital by $72.5 million.

Subsequent to August 31, 2013, the Company has repurchased 355,150 shares of common stock at an aggregate cost of $149.8 million.

Note L – Pension and Savings Plans

Prior to January 1, 2003, substantially all full-time employees were covered by a defined benefit pension plan. The benefits under the plan were based on years of service and the employee's highest consecutive five-year average compensation. On January 1, 2003, the plan was frozen. Accordingly, pension plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

On January 1, 2003, the Company's supplemental defined benefit pension plan for certain highly compensated employees was also frozen. Accordingly, plan participants will earn no new benefits under the plan formula and no new participants will join the pension plan.

The Company has recognized the unfunded status of the defined pension plans in its Consolidated Balance Sheets, which represents the difference between the fair value of pension plan assets and the projected benefit obligations of its defined benefit pension plans. The net unrecognized actuarial losses and unrecognized prior service costs are recorded in Accumulated other comprehensive loss. These amounts will be subsequently recognized as net periodic pension expense pursuant to the Company's historical accounting policy for amortizing such amounts. Further, actuarial gains and losses that arise in subsequent periods and are not recognized as net periodic pension expense in the same periods will be recognized as a component of other comprehensive income. Those amounts will be subsequently recognized as a component of net periodic pension expense on the same basis as the amounts previously recognized in Accumulated other comprehensive loss.

The Company's investment strategy for pension plan assets is to utilize a diversified mix of domestic and international equity and fixed income portfolios to earn a long-term investment return that meets the Company's pension plan obligations. The pension plan assets are invested primarily in listed securities, and the pension plans hold only a minimal investment in AutoZone common stock that is entirely at the discretion of third-party pension fund investment managers. The Company's largest holding classes, fixed income bonds and U.S. equities, are invested with a fund manager that holds diversified portfolios. Accordingly, the Company does not have any significant concentrations of risk in particular securities, issuers, sectors, industries or geographic regions. Alternative investment strategies, are in the process of being liquidated and constitute less than 1% of the pension plan assets. The Company's investment managers are prohibited from using derivatives for speculative purposes and are not permitted to use derivatives to leverage a portfolio.

The following is a description of the valuation methodologies used for the Company's investments measured at fair value:

U.S., international, emerging, and high yield equities – These investments are commingled funds and are valued using the net asset values, which are determined by valuing investments at the closing price or last trade reported on the major market on which the individual securities are traded. These investments are subject to annual audits.

Alternative investments – This category represents a hedge fund of funds made up of 9 different hedge fund managers diversified over 4 different hedge strategies. The fair value of the hedge fund of funds is determined using valuations provided by the third party administrator for each of the underlying funds.

Fixed income securities – The fair values of corporate, U.S. government securities and other fixed income securities are estimated by using bid evaluation pricing models or quoted prices of securities with similar characteristics.

Cash and cash equivalents – These investments include cash equivalents valued using exchange rates provided by an industry pricing vendor and commingled funds valued using the net asset value. These investments also include cash.

The fair values of investments by level and asset category and the weighted-average asset allocations of the Company's pension plans at the measurement date are presented in the following table:

August 31, 2013						
	Fair	Asset Allocation		Fair Value Hierarchy		
(in thousands)	Value	Actual	Target	Level 1	Level 2	Level 3
U.S. equities	$ 57,931	27.9%	30.0%	$ –	$ 57,931	$ –
International equities	38,145	18.3	20.0	–	38,145	–
Emerging equities	19,030	9.1	10.0	–	19,030	–
High yield equities	19,858	9.5	10.0	–	19,858	–
Alternative investments	1,226	0.6	–	–	–	1,226
Fixed income securities	59,500	28.6	30.0	–	59,500	–
Cash and cash equivalents	12,430	6.0	–	–	12,430	–
	$208,120	100.0%	100.0%	$ –	$206,894	$ 1,226

August 25, 2012						
	Fair	Asset Allocation		Fair Value Hierarchy		
(in thousands)	Value	Actual	Target	Level 1	Level 2	Level 3
U.S. equities	$ 51,101	28.2%	30.0%	$ –	$ 51,101	$ –
International equities	31,767	17.5	20.0	–	31,767	–
Emerging equities	16,471	9.1	10.0	–	16,471	–
High yield equities	17,378	9.6	10.0	–	17,378	–
Alternative investments	2,404	1.3	–	–	–	2,404
Fixed income securities	47,667	26.3	30.0	–	47,667	–
Cash and cash equivalents	14,621	8.0	–	–	14,621	–
	$181,409	100.0%	100.0%	$ –	$179,005	$ 2,404

10-K

The asset allocations in the charts above include $11.0 million and $8.7 million in cash contributions made prior to the balance sheet date of August 31, 2013, and August 25, 2012, respectively. Subsequent to August 31, 2013, and August 25, 2012, these cash contributions were allocated to the pension plan investments in accordance with the targeted asset allocation.

In August 2011, the Company's Investment Committee approved a revised asset allocation target for the investments held by the pension plan. Based on the revised asset allocation target, the expected long-term rate of return on plan assets changed from 8.0% in fiscal 2011 to 7.5% for the years ending August 25, 2012, and August 31, 2013.

The change in fair value of Level 3 assets that use significant unobservable inputs is presented in the following table:

(in thousands)	Level 3 Assets
Beginning balance – August 25, 2012	$ 2,404
Actual return on plan assets:	
Assets held at August 31, 2013	60
Assets sold during the year	72
Sales and settlements	(1,310)
Ending balance – August 31, 2013	$ 1,226

The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Balance Sheets:

(in thousands)	August 31, 2013	August 25, 2012
Change in Projected Benefit Obligation:		
Projected benefit obligation at beginning of year	$ 305,206	$ 241,645
Interest cost	11,746	12,214
Actuarial (gains) losses	(53,756)	56,749
Benefits paid	(6,416)	(5,402)
Benefit obligations at end of year	$ 256,780	$ 305,206
Change in Plan Assets:		
Fair value of plan assets at beginning of year	$ 181,409	$ 156,883
Actual return on plan assets	16,218	14,505
Employer contributions	16,909	15,423
Benefits paid	(6,416)	(5,402)
Fair value of plan assets at end of year	$ 208,120	$ 181,409
Amount Recognized in the Statement of Financial Position:		
Current liabilities	$ (124)	$ (30)
Long-term liabilities	(48,536)	(123,767)
Net amount recognized	$ (48,660)	$ (123,797)
Amount Recognized in Accumulated Other Comprehensive Loss and not yet reflected in Net Periodic Benefit Cost:		
Net actuarial loss	$ (83,601)	$ (154,678)
Accumulated other comprehensive loss	$ (83,601)	$ (154,678)
Amount Recognized in Accumulated Other Comprehensive Loss and not yet reflected in Net Periodic Benefit Cost and expected to be amortized in next year's Net Periodic Benefit Cost:		
Net actuarial loss	$ (6,879)	$ (14,721)
Amount recognized	$ (6,879)	$ (14,721)

Net periodic benefit expense consisted of the following:

	Year Ended		
(in thousands)	August 31, 2013	August 25, 2012	August 27, 2011
Interest cost	$ 11,746	$ 12,214	$ 11,135
Expected return on plan assets	(13,617)	(11,718)	(9,326)
Amortization of prior service cost	–	–	–
Recognized net actuarial losses	14,721	9,795	9,405
Net periodic benefit expense	$ 12,850	$ 10,291	$ 11,214

The actuarial assumptions used in determining the projected benefit obligation include the following:

	Year Ended		
	August 31, 2013	August 25, 2012	August 27, 2011
Weighted average discount rate	5.19%	3.90%	5.13%
Expected long-term rate of return on plan assets	7.50%	7.50%	8.00%

As the plan benefits are frozen, increases in future compensation levels no longer impact the calculation and there is no service cost. The discount rate is determined as of the measurement date and is based on the calculated yield of a portfolio of high-grade corporate bonds with cash flows that generally match the Company's expected benefit payments in future years. The expected long-term rate of return on plan assets is based on the historical relationships between the investment classes and the capital markets, updated for current conditions.

The Company makes annual contributions in amounts at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974. The Company contributed $16.9 million to the plans in fiscal 2013, $15.4 million to the plans in fiscal 2012 and $34.1 million to the plans in fiscal 2011. The Company expects to contribute approximately $4 million to the plans in fiscal 2014; however, a change to the expected cash funding may be impacted by a change in interest rates or a change in the actual or expected return on plan assets.

Based on current assumptions about future events, benefit payments are expected to be paid as follows for each of the following fiscal years. Actual benefit payments may vary significantly from the following estimates:

(in thousands)	Benefit Payments
2014	$ 9,125
2015	9,205
2016	9,912
2017	10,604
2018	11,193
2019 – 2023	65,396

The Company has a 401(k) plan that covers all domestic employees who meet the plan's participation requirements. The plan features include Company matching contributions, immediate 100% vesting of Company contributions and a savings option up to 25% of qualified earnings. The Company makes matching contributions, per pay period, up to a specified percentage of employees' contributions as approved by the Board. The Company made matching contributions to employee accounts in connection with the 401(k) plan of $14.1 million in fiscal 2013, $14.4 million in fiscal 2012 and $13.3 million in fiscal 2011.

Note M – Acquisition

Effective December 19, 2012, the Company acquired certain assets and liabilities of AutoAnything, an online retailer of specialized automotive products for up to $150 million, including an initial cash payment of $115 million, up to a $5 million holdback payment for working capital true-ups, and contingent payments not to exceed $30 million. During the third quarter of fiscal 2013, the Company paid the holdback payment for working capital true-ups of $1.1 million. With this acquisition, the Company expects to bolster its online presence in the automotive accessory and performance markets. The results of operations from AutoAnything have been included in the Company's Other business activities since the date of acquisition. Pro forma results of operations related to the acquisition of AutoAnything are not presented as AutoAnything's results are not material to the Company's results of operations. The purchase price allocation resulted in goodwill of $83.4 million and intangible assets totaling $58.7 million. Goodwill generated from the acquisition is tax deductible and is primarily attributable to expected synergies and the assembled workforce. The contingent consideration is based on the achievement of certain performance metrics through calendar year 2014 with any earned payments due during the first calendar quarter of 2014 and 2015. The fair value of the contingent consideration as of the acquisition date was $22.7 million.

During the fourth quarter of fiscal 2013, the Company determined AutoAnything is not likely to achieve the operating income targets necessary to earn the contingent consideration. Therefore, the contingent consideration was adjusted to reflect the fair value at August 31, 2013, of $0.2 million, resulting in a decrease in the contingent consideration liability of $23.3 million during the fourth quarter of fiscal 2013. See "Note E – Fair Value Measurements" for further discussion.

Note N – Goodwill and Intangibles

The changes in the carrying amount of goodwill are as follows:

(in thousands)	Auto Parts Stores	Other	Total
Net balance as of August 26, 2012	$ 302,645	$ –	$ 302,645
Goodwill added through acquisition [1]	–	83,440	83,440
Goodwill adjustments [2]	–	(18,256)	(18,256)
Net balance as of August 31, 2013	$ 302,645	$ 65,184	$ 367,829

(1) See Note M for discussion of the acquisition completed during the second quarter of fiscal 2013
(2) Total accumulated goodwill impairment as of August 31, 2013 is $18.3 million

The Company performed its annual impairment testing in the fourth quarter of fiscal 2013 for the recorded goodwill and indefinite-lived intangible asset related to the acquisition of AutoAnything. Based on an analysis of AutoAnything's revised planned financial results compared to the initial projections, the Company determined it was more likely than not that the goodwill attributed to AutoAnything was impaired. Accordingly, the Company performed a goodwill impairment test by comparing the fair value of the reporting unit with its carrying amount, including goodwill. The Company uses the discounted cash flow methodology to determine fair value as it is considered to be the most reliable indicator of the fair values of the business. Because the fair value of the reporting unit was lower than its carrying value, the Company recorded a goodwill impairment charge of $18.3 million during the fourth quarter of fiscal 2013.

The carrying amounts of intangible assets, which all relate to the AutoAnything acquisition, are included in Other long-term assets as follows:

(in thousands)	Estimated Useful Life	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Technology	5 years	$ 9,700	$ (1,365)	$ –	$ 8,335
Noncompete agreement	5 years	1,300	(183)	–	1,117
Customer relationships	10 years	19,000	(1,336)	–	17,664
Trade name	Indefinite	28,700	–	(4,100)	24,600
		$ 58,700	$ (2,884)	$ (4,100)	$ 51,716

As part of its annual impairment test, the Company evaluated the AutoAnything trade name for impairment. Based on the Company's evaluation of the future discounted cash flows of AutoAnything's trade name as compared to its carrying value, it was determined that AutoAnything's trade name was impaired. The Company recorded an impairment charge of $4.1 million during the fourth quarter of fiscal 2013 related to the trade name.

Amortization expense of intangible assets for the year ended August 31, 2013, was $2.9 million.

Total future amortization expense for intangible assets that have finite lives, based on the existing intangible assets and their current estimated useful lives as of August 31, 2013, is estimated as follows:

(in thousands)	Total
2014	$ 4,100
2015	4,100
2016	4,100
2017	4,100
2018	2,553
Thereafter	8,163
	$ 27,116

Note O – Leases

The Company leases some of its retail stores, distribution centers, facilities, land and equipment, including vehicles. Other than vehicle leases, most of the leases are operating leases, which include renewal options made at the Company's election, options to purchase and provisions for percentage rent based on sales. Rental expense was $246.3 million in fiscal 2013, $229.4 million in fiscal 2012, and $213.8 million in fiscal 2011. Percentage rentals were insignificant.

The Company has a fleet of vehicles used for delivery to its commercial customers and stores and travel for members of field management. The majority of these vehicles are held under capital lease. At August 31, 2013, the Company had capital lease assets of $107.5 million, net of accumulated amortization of $44.8 million, and capital lease obligations of $106.2 million, of which $32.2 million is classified as Accrued expenses and other as it represents the current portion of these obligations. At August 25, 2012, the Company had capital lease assets of $104.2 million, net of accumulated amortization of $36.4 million, and capital lease obligations of $102.3 million, of which $29.8 million was classified as Accrued expenses and other.

The Company records rent for all operating leases on a straight-line basis over the lease term, including any reasonably assured renewal periods and the period of time prior to the lease term that the Company is in possession of the leased space for the purpose of installing leasehold improvements. Differences between recorded rent expense and cash payments are recorded as a liability in Accrued expenses and other and Other long-term liabilities in the accompanying Consolidated Balance Sheets, based on the terms of the lease. The deferred rent approximated $96.5 million on August 31, 2013, and $86.9 million on August 25, 2012.

Future minimum annual rental commitments under non-cancelable operating leases and capital leases were as follows at the end of fiscal 2013:

(in thousands)	Operating Leases	Capital Leases
2014	$ 228,747	$ 32,246
2015	220,877	30,943
2016	204,112	24,363
2017	187,312	16,388
2018	170,745	5,283
Thereafter	945,429	–
Total minimum payments required	$ 1,957,222	109,223
Less: Interest		(3,052)
Present value of minimum capital lease payments		$ 106,171

In connection with the Company's December 2001 sale of the TruckPro business, the Company subleased some properties to the purchaser for an initial term of not less than 20 years. The Company's remaining aggregate rental obligation at August 31, 2013 of $15.6 million is included in the above table, but the obligation is entirely offset by the sublease rental agreement.

Note P – Commitments and Contingencies

Construction commitments, primarily for new stores, totaled approximately $21.0 million at August 31, 2013.

The Company had $145.4 million in outstanding standby letters of credit and $30.7 million in surety bonds as of August 31, 2013, which all have expiration periods of less than one year. A substantial portion of the outstanding standby letters of credit (which are primarily renewed on an annual basis) and surety bonds are used to cover reimbursement obligations to our workers' compensation carriers. There are no additional contingent liabilities associated with these instruments as the underlying liabilities are already reflected in the consolidated balance sheet. The standby letters of credit and surety bonds arrangements have automatic renewal clauses.

Note Q – Litigation

In 2004, the Company acquired a store site in Mount Ephraim, New Jersey that had previously been the site of a gasoline service station and contained evidence of groundwater contamination. Upon acquisition, the Company voluntarily reported the groundwater contamination issue to the New Jersey Department of Environmental Protection and entered into a Voluntary Remediation Agreement providing for the remediation of the contamination associated with the property. The Company has conducted and paid for (at an immaterial cost to the Company) remediation of contamination on the property. The Company is also investigating, and will be addressing, potential vapor intrusion impacts in downgradient residences and businesses. The New Jersey Department of Environmental Protection has asserted, in a Directive and Notice to Insurers dated February 19, 2013 ("Directive"), that the Company is liable for the downgradient impacts under a joint and severable liability theory, and the Company has contested any such assertions due to the existence of other entities/sources of contamination, some of which are named in the Directive, in the area of the property. Pursuant to the Voluntary Remediation Agreement, upon completion of all remediation required by the agreement, the Company believes it should be eligible to be reimbursed up to 75 percent of qualified remediation costs by the State of New Jersey. The Company has asked the state for clarification that the agreement applies to off-site work, and the state is considering the request. Although the aggregate amount of additional costs that the Company may incur pursuant to the remediation cannot currently be ascertained, the Company does not currently believe that fulfillment of its obligations under the agreement or otherwise will result in costs that are material to its financial condition, results of operations or cash flow.

The Company is involved in various other legal proceedings incidental to the conduct of its business, including several lawsuits containing class-action allegations in which the plaintiffs are current and former hourly and salaried employees who allege various wage and hour violations and unlawful termination practices. The

Company does not currently believe that, either individually or in the aggregate, these matters will result in liabilities material to the Company's financial condition, results of operations or cash flows.

Note R – Segment Reporting

Three of the Company's operating segments (Domestic Auto Parts, Mexico and Brazil) are aggregated as one reportable segment: Auto Parts Stores. The criteria the Company used to identify the reportable segment are primarily the nature of the products the Company sells and the operating results that are regularly reviewed by the Company's chief operating decision maker to make decisions about the resources to be allocated to the business units and to assess performance. The accounting policies of the Company's reportable segment are the same as those described in Note A.

The Auto Parts Stores segment is a retailer and distributor of automotive parts and accessories through the Company's 5,201 stores in the United States, Puerto Rico, Mexico and Brazil. Each store carries an extensive product line for cars, sport utility vehicles, vans and light trucks, including new and remanufactured automotive hard parts, maintenance items, accessories and non-automotive products.

The Other category reflects business activities of three operating segments that are not separately reportable due to the materiality of these operating segments. The operating segments include ALLDATA, which produces, sells and maintains diagnostic and repair information software used in the automotive repair industry; E-commerce, which includes direct sales to customers through www.autozone.com; and AutoAnything, which includes direct sales to customers through www.autoanything.com.

The Company evaluates its reportable segment primarily on the basis of net sales and segment profit, which is defined as gross profit. The following table shows segment results for the following fiscal years:

	Year Ended		
(in thousands)	August 31, 2013	August 25, 2012	August 27, 2011
Net Sales:			
Auto Parts Stores	$ 8,858,723	$ 8,422,559	$ 7,906,692
Other	288,807	181,304	166,281
Total	$ 9,147,530	$ 8,603,863	$ 8,072,973
Segment Profit:			
Auto Parts Stores	$ 4,568,190	$ 4,292,474	$ 3,989,852
Other	172,745	139,562	129,611
Gross profit	4,740,935	4,432,036	4,119,463
Operating, selling, general and administrative expenses	(2,967,837)	(2,803,145)	(2,624,660)
Interest expense, net	(185,415)	(175,905)	(170,557)
Income before income taxes	$ 1,587,683	$ 1,452,986	$ 1,324,246
Segment Assets:			
Auto Parts Stores	$ 6,719,885	$ 6,214,688	$ 5,827,285
Other	172,204	50,951	42,317
Total	$ 6,892,089	$ 6,265,639	$ 5,869,602
Capital Expenditures:			
Auto Parts Stores	$ 402,028	$ 364,361	$ 316,074
Other	12,423	13,693	5,530
Total	$ 414,451	$ 378,054	$ 321,604
Auto Parts Stores Sales by Product Grouping:			
Failure	$ 4,214,642	$ 3,793,963	$ 3,530,497
Maintenance items	3,224,229	3,196,807	3,051,672
Discretionary	1,419,852	1,431,789	1,324,523
Auto Parts Stores net sales	$ 8,858,723	$ 8,422,559	$ 7,906,692

Note S – Quarterly Summary [1]
(Unaudited)

(in thousands, except per share data)	Twelve Weeks Ended November 17, 2012	Twelve Weeks Ended February 9, 2013	Twelve Weeks Ended May 4, 2013	Seventeen Weeks Ended August 31, 2013[2]
Net sales	$ 1,991,040	$ 1,855,198	$ 2,205,878	$ 3,095,414
Gross profit	1,031,866	961,981	1,142,713	1,604,376
Operating profit	363,276	317,571	456,030	636,220
Income before income taxes	322,172	276,248	413,939	575,324
Net income	203,452	176,247	265,583	371,199
Basic earnings per share	5.52	4.86	7.39	10.59
Diluted earnings per share	5.41	4.78	7.27	10.42

(in thousands, except per share data)	Twelve Weeks Ended November 19, 2011	Twelve Weeks Ended February 11, 2012	Twelve Weeks Ended May 5, 2012	Sixteen Weeks Ended August 25, 2012[2]
Net sales	$ 1,924,341	$ 1,804,069	$ 2,111,866	$ 2,763,585
Gross profit	983,627	926,215	1,089,799	1,432,394
Operating profit	340,934	300,651	427,250	560,056
Income before income taxes	301,840	261,728	387,507	501,911
Net income	191,125	166,930	248,586	323,733
Basic earnings per share	4.79	4.25	6.43	8.65
Diluted earnings per share	4.68	4.15	6.28	8.46

10-K

(1) The sum of quarterly amounts may not equal the annual amounts reported due to rounding. In addition, the earnings per share amounts are computed independently for each quarter while the full year is based on the annual weighted average shares outstanding.

(2) The fourth quarter for fiscal 2013 is based on a 17-week period while fiscal 2012 is based on a 16-week period. All other quarters presented are based on a 12-week period.

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

As of August 31, 2013, an evaluation was performed under the supervision and with the participation of AutoZone's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as amended. Based on that evaluation, our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that our disclosure controls and procedures were effective. During our fiscal fourth quarter ended August 31, 2013, there were no changes in our internal controls that have materially affected or are reasonably likely to materially affect internal controls over financial reporting.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information set forth in Part I of this document in the section entitled "Executive Officers of the Registrant," is incorporated herein by reference in response to this item. Additionally, the information contained in AutoZone, Inc.'s Proxy Statement dated October 28, 2013, in the sections entitled "Proposal 1 – Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance," is incorporated herein by reference in response to this item.

The Company has adopted a Code of Ethical Conduct for Financial Executives that applies to its chief executive officer, chief financial officer, chief accounting officer and persons performing similar functions. The Company has filed a copy of this Code of Ethical Conduct as Exhibit 14.1 to this Form 10-K. The Company has also made the Code of Ethical Conduct available on its investor relations website at http://www.autozoneinc.com.

Item 11. Executive Compensation

The information contained in AutoZone, Inc.'s Proxy Statement dated October 28, 2013, in the section entitled "Executive Compensation," is incorporated herein by reference in response to this item.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information contained in AutoZone, Inc.'s Proxy Statement dated October 28, 2013, in the sections entitled "Security Ownership of Management and Board of Directors" and "Security Ownership of Certain Beneficial Owners," is incorporated herein by reference in response to this item.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Not applicable.

Item 14. Principal Accounting Fees and Services

The information contained in AutoZone, Inc.'s Proxy Statement dated October 28, 2013, in the section entitled "Proposal 2 – Ratification of Independent Registered Public Accounting Firm," is incorporated herein by reference in response to this item.

PART IV

Item 15. Exhibits, Financial Statement Schedules

The following information required under this item is filed as part of this report.

(a) Financial Statements

The following financial statements, related notes and reports of independent registered public accounting firm are filed with this Annual Report on Form 10-K in Part II, Item 8:

Reports of Independent Registered Public Accounting Firm
Consolidated Statements of Income for the fiscal years ended August 31, 2013, August 25, 2012, and August 27, 2011
Consolidated Statements of Comprehensive Income for the fiscal years ended August 31, 2013, August 25, 2012, and August 27, 2011
Consolidated Balance Sheets as of August 31, 2013, and August 25, 2012
Consolidated Statements of Cash Flows for the fiscal years ended August 31, 2013, August 25, 2012, and August 27, 2011
Consolidated Statements of Stockholders' Deficit for the fiscal years ended August 31, 2013, August 25, 2012, and August 27, 2011
Notes to Consolidated Financial Statements

(b) Exhibits

The Exhibit Index following this document's signature pages is incorporated herein by reference in response to this item.

(c) Financial Statement Schedules

Schedules are omitted because the information is not required or because the information required is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOZONE, INC.

By: /s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Dated: October 28, 2013

10-K

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE
/s/ WILLIAM C. RHODES, III William C. Rhodes, III	Chairman, President and Chief Executive Officer (Principal Executive Officer)	October 28, 2013
/s/ WILLIAM T. GILES William T. Giles	Chief Financial Officer and Executive Vice President – Finance, Information Technology and ALLDATA (Principal Financial Officer)	October 28, 2013
/s/ CHARLIE PLEAS, III Charlie Pleas, III	Senior Vice President and Controller (Principal Accounting Officer)	October 28, 2013
/s/ DOUGLAS H. BROOKS Douglas H. Brooks	Director	October 28, 2013
/s/ SUE E. GOVE Sue E. Gove	Director	October 28, 2013
/s/ EARL G. GRAVES, JR. Earl G. Graves, Jr.	Director	October 28, 2013
/s/ LINDA A. GOODSPEED Linda A. Goodspeed	Director	October 28, 2013
/s/ ENDERSON GUIMARAES Enderson Guimaraes	Director	October 28, 2013
/s/ J.R. HYDE, III J.R. Hyde, III	Director	October 28, 2013
/s/ D. BRYAN JORDAN D. Bryan Jordan	Director	October 28, 2013
/s/ W. ANDREW MCKENNA W. Andrew McKenna	Director	October 28, 2013
/s/ GEORGE R. MRKONIC, JR. George R. Mrkonic, Jr.	Director	October 28, 2013
/s/ LUIS P. NIETO Luis P. Nieto	Director	October 28, 2013

EXHIBIT INDEX

The following exhibits are filed as part of this Annual Report on Form 10-K:

3.1 Restated Articles of Incorporation of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q for the quarter ended February 13, 1999.

3.2 Fifth Amended and Restated By-laws of AutoZone, Inc. Incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K dated September 28, 2011.

4.1 Indenture dated as of August 8, 2003, between AutoZone, Inc. and Bank One Trust Company, N.A. Incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-3 (No. 333-107828) filed August 11, 2003.

4.2 Terms Agreement dated May 29, 2003, by and among AutoZone, Inc., Citigroup Global Markets Inc. and SunTrust Capital Markets, Inc., as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K dated May 29, 2003.

4.3 Form of 5.5% Note due 2015. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated November 3, 2003.

4.4 Terms Agreement dated June 8, 2006, by and among AutoZone, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as representatives of the several underwriters named therein. Incorporated by reference to Exhibit 1.2 to the Current Report on Form 8-K dated June 13, 2006.

4.5 Form of 6.95% Senior Note due 2016. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated June 13, 2006.

4.6 Officers' Certificate dated August 4, 2008, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 6.5% Senior Notes due 2014. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated August 4, 2008.

4.7 Form of 6.5% Senior Note due 2014. Incorporated by reference from the Current Report on Form 8-K dated August 4, 2008.

4.8 Officers' Certificate dated August 4, 2008, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 7.125% Senior Notes due 2018. Incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K dated August 4, 2008.

4.9 Form of 7.125% Senior Note due 2018. Incorporated by reference from the Form 8-K dated August 4, 2008.

4.10 Officers' Certificate dated July 2, 2009, pursuant to Section 3.2 of the Indenture dated August 11, 2003, setting forth the terms of the 5.75% Notes due 2015. Incorporated by reference to 4.1 to the Current Report on Form 8-K dated July 2, 2009.

4.11 Form of 5.75% Senior Note due 2015. Incorporated by reference from the Form 8-K dated July 2, 2009.

4.12 Officers' Certificate dated November 15, 2010, pursuant to Section 3.2 of the Indenture dated August 8, 2003, setting forth the terms of the 4.000% Notes due 2020. Incorporated by reference to 4.1 to the Current Report on Form 8-K dated November 15, 2010.

4.13 Form of 4.000% Senior Note due 2020. Incorporated by reference from the Form 8-K dated November 15, 2010.

4.14 Officers' Certificate dated April 24, 2012, pursuant to section 3.2 of the indenture dated August 8, 2003, setting forth the terms of the 3.700% Senior Notes due 2022. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated April 24, 2012.

4.15 Form of 3.700% Senior Notes due 2022. Incorporated by reference from the Form 8-K dated April 24, 2012.

4.16 Officers' Certificate dated November 13, 2012, pursuant to section 3.2 of the indenture dated August 8, 2003, setting forth the terms of the 2.875% Senior Notes due 2023. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated November 13, 2012.

4.17 Form of 2.875% Senior Notes due 2023. Incorporated by reference from the Form 8-K dated November 13, 2012.

4.18 Officers' Certificate dated April 29, 2013, pursuant to section 3.2 of the indenture dated August 8, 2003, setting forth the terms of the 3.125% Senior Notes due 2023. Incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K dated April 29, 2013.

4.19 Form of 3.125% Senior Notes due 2023. Incorporated by reference to Exhibit 4.1 to the Form 8-K dated April 29, 2013.

*10.1 Fourth Amended and Restated Director Stock Option Plan. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 4, 2002.

*10.2 Second Amended and Restated 1998 Director Compensation Plan. Incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K for the fiscal year ended August 26, 2000.

*10.3 Third Amended and Restated 1996 Stock Option Plan. Incorporated by reference to Exhibit 10.3 to the Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

*10.4 Form of Incentive Stock Option Agreement. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended November 23, 2002.

*10.5 Form of Non-Qualified Stock Option Agreement. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended November 23, 2002.

*10.6 AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Appendix C to the definitive proxy statement dated November 1, 2002, for the Annual Meeting of Stockholders held December 12, 2002.

*10.7 AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Appendix D to the definitive proxy statement dated November 1, 2002, for the Annual Meeting of Stockholders held December 12, 2002.

*10.8 Third Amendment to the AutoZone, Inc. Executive Deferred Compensation Plan incorporated by reference to Exhibit 10.1 to the Form 8-K dated December 12, 2012.

*10.9 AutoZone, Inc. 2006 Stock Option Plan. Incorporated by reference to Appendix A to the definitive proxy statement dated October 25, 2006, for the Annual Meeting of Stockholders held December 13, 2006.

*10.10 Form of Stock Option Agreement. Incorporated by reference to Exhibit 10.26 to the Annual Report on Form 10-K for the fiscal year ended August 25, 2007.

*10.11 AutoZone, Inc. Fifth Amended and Restated Executive Stock Purchase Plan. Incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K dated October 22, 2012.

*10.12 Amended and Restated AutoZone, Inc. 2003 Director Compensation Plan. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K dated January 4, 2008.

*10.13 Amended and Restated AutoZone, Inc. 2003 Director Stock Option Plan. Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K dated January 4, 2008.

*10.14 AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K dated February 15, 2008.

*10.15 Form of non-compete and non-solicitation agreement signed by each of the following executive officers: Mark A. Finestone, William T. Giles, William W. Graves, Ronald B. Griffin, Thomas B. Newbern, Charlie Pleas, III, Larry M. Roesel, Albert Saltiel, and Mike A. Womack; and by AutoZone, Inc., with an effective date of February 14, 2008, for each. Incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K dated February 15, 2008.

*10.16 Form of non-compete and non-solicitation agreement approved by AutoZone's Compensation Committee for execution by non-executive officers. Incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K dated February 15, 2008.

*10.17 Agreement dated February 14, 2008, between AutoZone, Inc. and William C. Rhodes, III. Incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K dated February 15, 2008.

*10.18 Form of non-compete and non-solicitation agreement signed by each of the following officers: Rebecca W. Ballou, Craig Blackwell, Brian L. Campbell, Philip B. Daniele, III, Robert A. Durkin, Bill Edwards, Joseph Espinosa, Preston B. Frazer, Stephany L. Goodnight, David Goudge, James C. Griffith, William R. Hackney, Rodney Halsell, David Klein, Trevor Klein, Jeffery Lagges, Grantland E. McGee, Jr., Mitchell Major, Ann A. Morgan, J. Scott Murphy, Jeffrey H. Nix, Raymond A. Pohlman, Elizabeth Rabun, Juan A. Santiago, Joe L. Sellers, Jr., Brett Shanaman, Jamey Traywick, Doug Wines, Solomon Woldeslassie, Kristen C. Wright, and Larry Yeske; and by AutoZone, Inc. Incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended May 3, 2008.

*10.19 Second Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and Harry L. Goldsmith dated December 29, 2008. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 30, 2008.

*10.20 Amended and Restated Employment and Non-Compete Agreement between AutoZone, Inc. and Robert D. Olsen dated December 29, 2008. Incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K dated December 30, 2008.

*10.21 First Amendment to Amended and Restated Employment Agreement between AutoZone, Inc. and Robert D. Olsen dated September 29, 2009. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated September 30, 2009.

*10.22 AutoZone, Inc. 2010 Executive Incentive Compensation Plan, incorporated by reference to Exhibit A to the definitive proxy statement dated October 26, 2009, for the Annual Meeting of Stockholders held December 16, 2009.

*10.23 AutoZone, Inc. 2011 Equity Incentive Award Plan, incorporated by reference to Exhibit A to the definitive proxy statement dated October 25, 2010, for the Annual Meeting of Stockholders held December 15, 2010.

*10.24 Form of Stock Option Agreement under the 2006 Stock Option Plan, effective September 2010. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated December 16, 2010.

*10.25 Form of Stock Option Agreement under the 2006 Stock Option Plan for certain executive officers, effective September 2010. Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q dated December 16, 2010.

*10.26 Form of Letter Agreement dated as of December 14, 2010, amending certain Stock Option Agreements of executive officers. Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated December 16, 2010.

*10.27 AutoZone, Inc. 2011 Director Compensation Program. Incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q dated December 16, 2010.

*10.28 Performance-Based Restricted Stock Units Award Agreement dated December 15, 2010, between AutoZone, Inc. and William C. Rhodes, III, incorporated by reference to Exhibit 10.2 to the Form 8-K dated December 15, 2010.

*10.29 Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan. Incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q dated March 17, 2011.

*10.30 Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for certain executive officers. Incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q dated March 17, 2011.

*10.31 First Amended and Restated AutoZone, Inc. Enhanced Severance Pay Plan. Incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q dated March 17, 2011.

*10.32 Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for officers effective September 27, 2011. Incorporated by reference to Exhibit 10.37 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.

*10.33 Form of Stock Option Agreement under the 2011 Equity Incentive Award Plan for certain executive officers effective September 27, 2011. Incorporated by reference to Exhibit 10.38 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.

10.34 Amended and Restated Credit Agreement dated as of September, 13, 2011 among AutoZone, Inc. as Borrower, the several Lenders from time to time party thereto, and Bank of America, N.A. as Administrative Agent and Swingline Lender, JPMorgan Chase Bank, N.A. as Syndication Agent, arranged by Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC as Joint Lead Arrangers and Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, SunTrust Robinson Humphrey, Inc., U.S. Bank National Association, Wells Fargo Securities, LLC and Barclays Capital as Joint Book Runners. Incorporated by reference to Exhibit 10.39 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.

*10.35 Sixth Amended and Restated AutoZone, Inc. Employee Stock Purchase Plan. Incorporated by reference to Exhibit 10.40 to the Annual Report on Form 10-K for the fiscal year ended August 27, 2011.

*10.36 Second Amended AutoZone, Inc. Executive Deferred Compensation Plan. Incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated December 14, 2011.

*10.37 Offer letter dated May 23, 2012, to Mike A. Womack. Incorporated by reference to Exhibit 10.38 of Annual Report on Form 10-K dated October 22, 2012.

*10.38 Offer letter dated April 26, 2012, to Ronald B. Griffin. Incorporated by reference to Exhibit 10.39 of Annual Report on Form 10-K dated October 22, 2012.

*10.39 Amended Non-Compete Agreement between AutoZone, Inc. and Jon A. Bascom dated May 25, 2012. Incorporated by reference to Exhibit 10.39 of Annual Report on Form 10-K dated October 22, 2012.

*10.40 Offer letter dated February 7, 2013, to Albert Saltiel. Incorporated by reference to Exhibit 10.2 of the Quarterly Report on Form 10-Q dated June 12, 2013.

12.1 Computation of Ratio of Earnings to Fixed Charges.

14.1 Code of Ethical Conduct. Incorporated by reference to Exhibit 14.1 of the Annual Report on Form 10-K for the fiscal year ended August 30, 2003.

21.1 Subsidiaries of the Registrant.

23.1 Consent of Ernst & Young LLP.

31.1 Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2 Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350 as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS XBRL Instance Document

101.SCH XBRL Taxonomy Extension Schema Document

101.CAL XBRL Taxonomy Extension Calculation Document

101.LAB XBRL Taxonomy Extension Labels Document

101.PRE XBRL Taxonomy Extension Presentation Document

101.DEF XBRL Taxonomy Extension Definition Document

* Management contract or compensatory plan or arrangement.

Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

(in thousands, except ratios)	Fiscal Year Ended August 2013 (53 weeks)	2012 (52 weeks)	2011 (52 weeks)	2010 (52 weeks)	2009 (52 weeks)
Earnings:					
Income before income taxes	$ 1,587,683	$ 1,452,986	$ 1,324,246	$ 1,160,505	$ 1,033,746
Fixed charges	265,108	250,056	240,329	223,608	204,017
Less: Capitalized interest	(1,303)	(1,245)	(1,059)	(1,093)	(1,301)
Adjusted earnings	$ 1,851,488	$ 1,701,797	$ 1,563,516	$ 1,383,020	$ 1,236,462
Fixed charges:					
Gross interest expense	$ 180,085	$ 170,481	$ 164,712	$ 156,135	$ 143,860
Amortization of debt expense	8,239	8,066	8,962	6,495	3,644
Interest portion of rent expense	76,784	71,509	66,655	60,978	56,513
Fixed charges	$ 265,108	$ 250,056	$ 240,329	$ 223,608	$ 204,017
Ratio of earnings to fixed charges	7.0	6.8	6.5	6.2	6.1

10-K

Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

NAME	STATE OR COUNTRY OF ORGANIZATION OR INCORPORATION
ALLDATA LLC	Nevada
AutoZone de México, S. de R.L. de C.V.	Mexico
AutoZone Development Corporation	Nevada
AutoZone Northeast, Inc. fka ADAP, Inc	New Jersey
AutoZone Stores, Inc.	Nevada
AutoZone Texas, L.P.	Delaware
AutoZone West, Inc. fka Chief Auto Parts Inc.	Delaware
AutoZone.com, Inc.	Virginia
AutoZone Parts, Inc.	Nevada
AutoZone Puerto Rico, Inc.	Puerto Rico
AutoAnything, Inc.	Nevada

In addition, 24 subsidiaries operating in the United States and 13 subsidiaries operating outside of the United States have been omitted as they would not, considered in the aggregate as a single subsidiary, constitute a significant subsidiary as defined by Rule 1-02(w) of Regulation S-X.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of AutoZone, Inc. of our reports dated October 28, 2013, with respect to AutoZone, Inc.'s consolidated financial statements and the effectiveness of internal control over financial reporting of AutoZone, Inc., included in this Annual Report (Form 10-K) for the year ended August 31, 2013:

Registration Statement (Form S-8 No. 333-19561) pertaining to the AutoZone, Inc. 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-42797) pertaining to the AutoZone, Inc. Amended and Restated Employee Stock Purchase Plan

Registration Statement (Form S-8 No. 333-48981) pertaining to the AutoZone, Inc. 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-48979) pertaining to the AutoZone, Inc. 1998 Director Compensation Plan

Registration Statement (Form S-8 No. 333-88245) pertaining to the AutoZone, Inc. Second Amended and Restated 1996 Stock Option Plan

Registration Statement (Form S-8 No. 333-88243) pertaining to the AutoZone, Inc. Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-88241) pertaining to the AutoZone, Inc. Amended and Restated Director Compensation Plan

Registration Statement (Form S-8 No. 333-75142) pertaining to the AutoZone, Inc. Third Amended and Restated 1998 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-75140) pertaining to the AutoZone, Inc. Executive Stock Purchase Plan

Registration Statement (Form S-3 No. 333-83436) pertaining to a shelf registration to sell 15,000,000 shares of common stock owned by certain selling stockholders

Registration Statement (Form S-8 No. 333-103665) pertaining to the AutoZone, Inc. 2003 Director Compensation Plan

Registration Statement (Form S-8 No. 333-103666) pertaining to the AutoZone, Inc. 2003 Director Stock Option Plan

Registration Statement (Form S-8 No. 333-139559) pertaining to the AutoZone, Inc. 2006 Stock Option Plan

Registration Statement (Form S-8 No. 333-171186) pertaining to the AutoZone, Inc. 2011 Equity Incentive Award Plan

Registration Statement (Form S-3 No. 333-180768) pertaining to a shelf registration to sell debt securities

/s/ Ernst & Young LLP

Memphis, Tennessee
October 28, 2013

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, William C. Rhodes, III, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 28, 2013

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

**CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, William T. Giles, certify that:

1. I have reviewed this Annual Report on Form 10-K of AutoZone, Inc. ("registrant");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

October 28, 2013

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive
Vice President – Finance, Information
Technology and ALLDATA
(Principal Financial Officer)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William C. Rhodes, III, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 28, 2013

/s/ WILLIAM C. RHODES, III
William C. Rhodes, III
Chairman, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 32.2

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AutoZone, Inc. (the "Company") on Form 10-K for the fiscal year ended August 31, 2013, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William T. Giles, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(i) the Report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934; and

(ii) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

October 28, 2013

/s/ WILLIAM T. GILES
William T. Giles
Chief Financial Officer and Executive
Vice President – Finance, Information
Technology and ALLDATA
(Principal Financial Officer)

10-K



Corporate information

AutoZone's CEO Team

Our leadership team is comprised of 48 individuals who work tirelessly to support and continue to enhance the AutoZone that exists today. We lead as a team and we win as a team. Through their support and guidance, but most importantly through the commitment and passion of our 71,000+ AutoZoners, the Company is well positioned for future growth and prosperity.

Officers Customer Satisfaction

William C. Rhodes, III†
Chairman, President and Chief Executive Officer

Executive Vice Presidents Customer Satisfaction

William T. Giles†
Chief Financial Officer, Information Technology and ALLDATA

Harry L. Goldsmith†
General Counsel and Secretary

Senior Vice Presidents Customer Satisfaction

Mark A. Finestone†
Merchandising

William W. Graves†
Supply Chain and International

Ronald B. Griffin†
Chief Information Officer, IT

Thomas B. Newbern†
Store Operations and Store Development

Charlie Pleas, III†
Controller

Larry M. Roesel†
Commercial

Albert Saltiel†
Marketing

Michael A. Womack†
Human Resources

Vice Presidents Customer Satisfaction

Jennie E. Anderson
Operations Support

Rebecca W. Ballou
Assistant General Counsel, Assistant Secretary

Jon A. Bascom
IT

B. Craig Blackwell
Stores

Brian L. Campbell
Tax, Treasury and Investor Relations

Philip B. Daniele
Commercial Support

Robert A. Durkin
Stores

William R. Edwards
Merchandising

Joseph Espinosa
Stores

Preston B. Frazer
Internal Audit

Stephany L. Goodnight
Replenishment

David A. Goudge
Commercial Sales

Eric S. Gould
Commercial Sales

James C. Griffith
Store Development

William R. Hackney
Merchandising Pricing and Analysis

Rodney C. Halsell
Distribution

Domingo J. Hurtado
President, AutoZone de México

David Klein
Co-President, AutoAnything

Ken Klein
Merchandising

Trevor Klein
Co-President, AutoAnything

Jeffery W. Lagges
President, ALLDATA

Mitchell C. Major
Stores

Grant E. McGee
Stores

Ann A. Morgan
Field Human Resources

J. Scott Murphy
Strategic Planning and Business Development

Jeffrey H. Nix
IT

Raymond A. Pohlman
Government and Community Relations

Elizabeth S. Rabun
Loss Prevention

Anthony D. Rose, Jr.
Visual Merchandising

Joe L. Sellers, Jr.
Merchandising

Brett L. Shanaman
Marketing

Richard C. Smith
Stores

Jamey Traywick
e-Commerce

Douglas L. Wines
IT

Solomon A. Woldeslassie
Transportation

Kristen Collier Wright
Assistant General Counsel, Assistant Secretary

Lawrence H. Yeske
Merchandising

† Required to file under Section 16 of the Securities and Exchange Act of 1934.

Board of Directors

Douglas H. Brooks
Non-Executive Chairman
Brinker International

Linda A. Goodspeed
Senior Vice President and Chief Information Officer
The ServiceMaster Company

Sue E. Gove [1,3*]
President and CEO
Golfsmith International Holdings, Inc.

Earl G. Graves, Jr. [2*,†]
President and CEO
Black Enterprise

Enderson Guimaraes [3]
Chief Executive Officer
PepsiCo Europe

J.R. Hyde, III
AutoZone Founder
Chairman
GTx, Inc.

D. Bryan Jordan
Chairman, President and CEO
First Horizon National Corporation

W. Andrew McKenna [1*]
Retired

George R. Mrkonic, Jr. [1,2]
Non-Executive Chairman
Paperchase Products Limited

Luis P. Nieto [1,3]
President
Nieto Advisory LLC

William C. Rhodes, III
Chairman, President and CEO
AutoZone, Inc.

(1) Audit Committee, (2) Compensation Committee, (3) Nomination and Corporate Governance Committee, * Committee Chair, † Lead Director

Transfer Agent and Registrar

Computershare Investor Services
P.O. Box 43069
Providence, RI 02940-3069
(877) 282-1168
(781) 575-2723
www.computershare.com

Annual Meeting

The Annual Meeting of Stockholders of AutoZone will be held at 8:00 a.m. CST, on December 18, 2013, at the J.R. Hyde III Store Support Center, 123 South Front Street, Memphis, Tennessee.

Investor Relations Website

www.autozoneinc.com

Company Websites

www.autozone.com
www.autozonepro.com
www.alldata.com
www.autoanything.com

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: AZO

Auditors

Ernst & Young, LLP
Memphis, Tennessee

Code of Ethical Conduct

AutoZone's Code of Ethical Conduct is available on its Investor Relations website at www.autozoneinc.com.

Form of 10-K / Quarterly Report

Stockholders may obtain, free of charge, a copy of AutoZone's annual report on Form 10-K, its quarterly reports on Form 10-Q as filed with the Securities and Exchange Commission and quarterly press releases by contacting

- Investor Relations
  P.O. Box 2198
  Memphis, TN 38101
- phoning (901) 495-7185 or
- emailing investor.relations@autozone.com

Copies of all documents filed by AutoZone with the Securities and Exchange Commissions, including Form 10-K and Form 10-Q, are also available at the SEC's EDGAR server at www.sec.gov.

Stockholders of Record

As of August 31, 2013, there were 3,784 stockholders of record, excluding the number of beneficial owners whose shares were represented by security position listing.

AutoZone®

Creating Customers for Life


ON
SALE
AutoAnything
Duralast

123 S. Front Street
Memphis, TN 38103-3607
(901) 495-6500
www.autozone.com

PRINTED WITH SOY INK